     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 18, 1996



                                                      REGISTRATION NO. 333-02389

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                AMENDMENT NO. 1


                                       TO

                                    FORM S-3

                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------
                           MOLECULAR BIOSYSTEMS, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                  DELAWARE                                        36-3078632
          (STATE OF INCORPORATION)                   (I.R.S. EMPLOYER IDENTIFICATION NO.)

                            10030 BARNES CANYON ROAD
                          SAN DIEGO, CALIFORNIA 92121
                                 (619) 824-2200
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                          PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------

                                 STEVEN LAWSON
                         VICE PRESIDENT, LEGAL AFFAIRS,
                         GENERAL COUNSEL, AND SECRETARY
                           MOLECULAR BIOSYSTEMS, INC.
                            10030 BARNES CANYON ROAD
                          SAN DIEGO, CALIFORNIA 92121
                                 (619) 824-2200
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                            ------------------------

                                   COPIES TO:

            CRAIG P. COLMAR, ESQ.                      M. WAINWRIGHT FISHBURN, JR., ESQ.
             MICHAEL BONN, ESQ.                              ERIC J. LOUMEAU, ESQ.
             JOHNSON AND COLMAR                              COOLEY GODWARD CASTRO
           300 SOUTH WACKER DRIVE                              HUDDLESON & TATUM
                 SUITE 1000                                  4365 EXECUTIVE DRIVE
           CHICAGO, ILLINOIS 60606                                SUITE 1100
               (312) 922-1980                             SAN DIEGO, CALIFORNIA 92121
                                                                (619) 550-6000

                            ------------------------
        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:

     As soon as practicable after the date of this Registration Statement.
                            ------------------------
    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, please check the following box. / /
                            ------------------------

    If this Form is filed to register additional securities for an offering pursuant to Rule 426(b) under the Securities Act, please check the following box and list the Securities Act registration statement for the same offering. / /

    If delivery of the Prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                            ------------------------

    The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to section 8(a), may determine.
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

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                  SUBJECT TO COMPLETION, DATED APRIL 18, 1996


PROSPECTUS

   APRIL   , 1996
                                3,000,000 SHARES

                                   [MBI LOGO]

                           MOLECULAR BIOSYSTEMS, INC.
                                  COMMON STOCK

     All of the shares of Common Stock offered hereby (the "Offering") are being sold by Molecular Biosystems, Inc. (the "Company"). The Company's Common Stock is listed on the New York Stock Exchange under the symbol "MB." On April 8, 1996, the closing price of the Company's Common Stock on the New York Stock Exchange was $9 1/8 per share. See "Price Range of Common Stock."

 SEE "RISK FACTORS" BEGINNING ON PAGE 7 FOR A DISCUSSION OF CERTAIN RISKS WHICH
   SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED
                                    HEREBY.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE
     SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
      PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
        REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

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                                          PRICE            UNDERWRITING           PROCEEDS
                                         TO THE            DISCOUNTS AND           TO THE
                                         PUBLIC           COMMISSIONS(1)         COMPANY(2)
- -------------------------------------------------------------------------------------------------
Per Share........................           $                    $                    $
Total (3)........................           $                    $                    $

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- --------------------------------------------------------------------------------

(1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(2) Before deducting expenses payable by the Company estimated at $400,000.
(3) The Company has granted the Underwriters an option, exercisable within 30 days hereof, to purchase up to an aggregate of 450,000 additional shares of Common Stock at the Price to the Public, less Underwriting Discounts and Commissions, for the purpose of covering over-allotments, if any. If such option is exercised in full, the total Price to the Public, Underwriting
    Discounts and Commissions, and Proceeds to the Company will be $          ,
    $          and $          , respectively. See "Underwriting."

     The shares of Common Stock are being offered by the several Underwriters, subject to prior sale when, as and if delivered to and accepted by the Underwriters and subject to various prior conditions, including their right to reject orders in whole or in part. It is expected that delivery of share
certificates will be made in New York, New York on or about April   , 1996.

DONALDSON, LUFKIN & JENRETTE
          SECURITIES CORPORATION

                            OPPENHEIMER & CO., INC.

                                           VECTOR SECURITIES INTERNATIONAL, INC.

                           MOLECULAR BIOSYSTEMS, INC.
                     A LEADER IN ULTRASOUND IMAGING AGENTS

                                             ALBUNEX(R)

                                             This illustration shows a patient's
                                             pre-contrast and a peak-contrast
                                             image of the heart using
                                             ALBUNEX(R). After ALBUNEX(R) is
                                             administered in the arm, it travels
        [PHOTO]            [PHOTO]           through the right side of the heart
                                             into the pulmonary bed and then
                                             into the left side of the heart.
                                             Echocardiographers use ALBUNEX(R)
                                             to help define the borders of the
                                             left ventricle, and chamber way
                                             thickening, important indicators of
                                             heart function.

FS069 MYOCARDIAL PERFUSION

This illustration shows a normal
volunteer's pre-contrast and
peak-contrast image of perfusion of
the heart using FS069 and
conventional ultrasound. This
second generation agent is designed
to detect compromised areas of the              [PHOTO]            [PHOTO]
heart muscle due to coronary artery
stenosis as well as detecting the
lack of blood flow in the heart
muscle, as in acute myocardial
infarction (heart attack).

                                             FS069 RADIOLOGY

                                             This preclinical illustration shows
                                             a pre-contrast image, and a
                                             peak-contrast image of a dog kidney
                                             while receiving FS069. These color-
        [PHOTO]            [PHOTO]           coded images are obtained using an
                                             ultrasound technique called power
                                             Doppler. Power Doppler is used to
                                             study blood flow. The technique is
                                             used to detect blocked arteries and
                                             veins, and other abnormal vascular
                                             patterns, such as tumors.

ALBUNEX and ORALEX are registered trademarks of Molecular Biosystems, Inc.
                            ------------------------

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and the Consolidated Financial Statements, including the notes thereto, appearing elsewhere in this Prospectus or incorporated into it by reference. Investors should carefully consider the information set forth in "Risk Factors."

                                  THE COMPANY

     Molecular Biosystems, Inc. ("MBI" or the "Company") is a leader in the development, manufacture and sale of ultrasound contrast imaging agents. These contrast agents are used to improve the real-time images of organs and body structures, especially the heart, obtained through ultrasound examinations. MBI's products are designed to increase the diagnostic usefulness of ultrasound examinations through enhanced visualization of structures and vasculature, and to reduce the need for diagnostic procedures that may be more expensive, time-consuming, or invasive. MBI's first product, ALBUNEX, is the first and only ultrasound contrast agent approved for marketing by the United States Food and Drug Administration ("FDA"). ALBUNEX is used to detect heart disease by assessing blood flow within the heart chambers and identifying the location of the chamber borders and the movement of the chamber walls ("cardiac function"). MBI's second generation product, FS069, is currently in Phase 3 clinical trials for the cardiac function indication and in Phase 2 clinical trials to evaluate its efficacy in determining whether the heart muscle is receiving an adequate blood supply ("myocardial perfusion"). The Company believes that this information will enable cardiologists to diagnose heart attacks and coronary artery disease more accurately and safely than is currently feasible. The Company is also conducting preclinical studies using FS069 to detect abnormalities in other organs, such as the liver and kidneys.

     Ultrasound imaging is a widely-used and cost-effective technique to examine soft tissues, internal body organs and blood flow. Ultrasound systems use low-power, high-frequency sound waves that are reflected by tissues and fluids to produce real-time images. Over 49 million ultrasound imaging procedures were performed in the United States in 1994, of which approximately 12.5 million procedures were used to examine the heart ("echocardiograms"). Unlike other imaging modalities, such as magnetic resonance imaging, computed tomography and nuclear imaging, ultrasound imaging procedures could not be performed with contrast agents to enhance images until the approval of ALBUNEX. Non-contrast ultrasound, while very good in delineating anatomy, often results in poor image quality and is unable to demonstrate actual blood flow.

     MBI's contrast agents are designed to enhance existing ultrasound procedures by improving their ability to image blood flow and by providing clearer images of body structures and organs. ALBUNEX and FS069 consist of human albumin microspheres made using MBI's patented process. The microspheres are injected intravenously into the bloodstream and transported to the heart and other organs. Because the microspheres are highly reflective to the ultrasound beam, organs and structures containing blood will appear brighter and clearer than they would in the absence of the contrast agent. Albumin is a protein naturally found in human blood and has been used for many years as a blood expander. ALBUNEX, which has been marketed since October 1993, has been given to over 10,000 patients with no clinically significant side effects, and FS069 has exhibited a safety profile in clinical studies equivalent to that of ALBUNEX.

     ALBUNEX permits cardiologists to see blood flow in the chambers of the heart and to better discern the motion of the heart muscle using ultrasound. Cardiologists are particularly interested in the chamber of the heart called the "left ventricle," which pumps oxygenated blood arriving from the lungs to all other parts of the body. In approximately 10-15% of patients undergoing an echocardiogram, the wall of the left ventricle (the "endocardial border") cannot be detected or its location appears ambiguous on the ultrasound image. When ALBUNEX enters the left ventricle, however, the endocardial border can be visualized because of the reflectivity of the ALBUNEX microspheres in the blood. When the endocardial border is visible, cardiologists can observe its motion and may be able to infer cardiac function, which is critical in diagnosing cardiac disease, including damage from a heart attack. While ALBUNEX is able to enter the heart chamber, it has a relatively short circulation time in the body and thus is not able to enter the heart muscle in quantities sufficient to be detected by ultrasound. Without an agent that will enter the heart muscle, cardiologists are not able to use ultrasound imaging directly to assess myocardial perfusion.

     FS069 is designed to permit cardiologists to evaluate myocardial perfusion. Unlike ALBUNEX, which is air-filled, FS069 microspheres contain an insoluble gas, perfluoropropane. Because of their composition, FS069 microspheres remain in the bloodstream for more than five minutes, as opposed to 35-40 seconds in the case of ALBUNEX. As a result, FS069 is able to perfuse into tissues, including the heart muscle, highlighting areas of normal and abnormal blood flow. The Company believes that if its clinical trials for myocardial perfusion are successful, FS069 will provide important diagnostic benefits, including detecting areas of the heart muscle compromised due to coronary artery stenosis as well as detecting the lack of blood flow in the heart muscle resulting from a complete occlusion of a coronary artery (heart attack). The Company believes that FS069 may have much greater market potential than ALBUNEX because of the greater diagnostic importance of the indications for which FS069 is suitable (such as myocardial perfusion).

     MBI completed enrollment in its Phase 3 clinical trials for FS069 for cardiac function in March 1996, and expects to file for approval for this indication by the end of 1996. For myocardial perfusion, Phase 1 safety and preliminary efficacy studies were completed in July 1995. In March 1996, the Company announced that preliminary analysis of Phase 2 results indicated a 92% concordance between diagnoses of patients with known or suspected heart disease made using dipyridamole-stress nuclear imaging, the current perfusion "gold standard," and dipyridamole-stress harmonic ultrasound imaging using FS069. The Company believes that the use of FS069 in routine diagnostic as well as emergency room procedures may significantly reduce the overall cost of patient care by substituting ultrasound for more expensive diagnostic methods such as nuclear imaging and by enabling more accurate screening of patients to determine whether follow-up diagnostic or surgical procedures are required.

     The Company's objective is to remain a leader in the development and commercialization of ultrasound contrast agents. MBI intends to achieve this objective by implementing the following strategy:

     - Develop FS069 worldwide for multiple indications, beginning with cardiac function and myocardial perfusion.

     - Maximize the commercial value of ALBUNEX.

     - Demonstrate the cost-effectiveness of the Company's contrast agents to clinicians and third-party payors.

     - Continue to develop new ultrasound contrast imaging products.

     MBI is collaborating with Mallinckrodt Medical, Inc. ("Mallinckrodt") in the development and commercialization of ALBUNEX and FS069. Mallinckrodt is one of the world leaders in the marketing of contrast imaging agents, with 1995 contrast imaging agent sales of approximately $675 million. The Company has granted Mallinckrodt exclusive marketing rights to ALBUNEX and FS069 in the United States and certain other territories. The relationship began in 1988 with the execution of distribution and investment agreements pursuant to which Mallinckrodt paid the Company $30.0 million.

     The Company and Mallinckrodt expanded their original agreement in September 1995 to increase the geographic scope and extend the exclusivity of Mallinckrodt's marketing rights. Mallinckrodt at that time also made a $13.0 million equity investment in MBI and committed $20.0 million to the clinical development of FS069 and related projects. MBI may receive up to an additional $14.5 million upon meeting certain territorial and product development milestones.

     Under the distribution agreement, the Company is responsible for manufacturing the licensed products for Mallinckrodt and is generally entitled to payments of 40% of net product sales. The Company is responsible for conducting clinical trials and securing regulatory approvals of the licensed products in the United States for cardiac indications. Mallinckrodt is responsible for conducting clinical trials and securing approvals of the licensed products in the United States for non-cardiac indications and is responsible for conducting all clinical trials and securing approvals in the other countries in Mallinckrodt's territory.

     MBI's principal offices are located at 10030 Barnes Canyon Road, San Diego, California 92121. The Company's telephone number is (619) 824-2200.

                                  THE OFFERING

Common Stock offered by the Company....................  3,000,000 shares
Common Stock to be outstanding after the Offering......  16,295,886 shares(1)
Use of proceeds........................................  For research and development activities, including preclinical and clinical studies,
                                                         and general corporate purposes.
New York Stock Exchange symbol.........................  MB

- ------------------------------

(1) Excludes options outstanding as of December 31, 1995 under the Company's stock option plans to purchase 2,293,851 shares of Common Stock at a weighted average exercise price of $12.61 per share and a warrant to purchase 14,524 shares of Common Stock at an exercise price of $14.61 per share.

     Except for the historical information contained herein, the discussion in this Prospectus contains forward looking statements that involve risks and uncertainties. The Company's actual results could differ materially from those discussed here. Factors that could cause or contribute to such differences, include, but are not limited to, those discussed in "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operation," and "Business." Except as otherwise specified, all information in this Prospectus assumes no exercise of the Underwriters' over-allotment option. See "Underwriting."

                   SUMMARY CONSOLIDATED FINANCIAL INFORMATION

     The following table presents summary consolidated financial and operating data of the Company for the periods indicated. The consolidated financial data have been derived from the Consolidated Financial Statements of the Company. The following financial and operating data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," the Company's Consolidated Financial Statements and the other information contained elsewhere in this Prospectus.

                                                                                NINE MONTHS ENDED
                                                                                   DECEMBER 31,
                                                FISCAL YEARS ENDED MARCH 31,       (UNAUDITED)
                                               ------------------------------   ------------------
                                                 1993       1994       1995      1994       1995
                                               --------   --------   --------   -------   --------
                                                      (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
  Revenues:
     Revenues under collaborative
       agreements............................  $  3,439   $  5,713   $ 15,132   $14,921   $  1,412
     Product revenues........................        --      1,056      1,769     1,267        506
     License fees............................       250      2,015         40        40         25
                                               --------   --------   --------   -------   --------
          Total revenues.....................     3,689      8,784     16,941    16,228      1,943
  Operating expenses:
     Research and development costs..........    14,640     18,110     18,743    14,111      9,857
     Costs of products sold..................        --        580      1,608       988      1,311
     Selling, general and administrative
       expenses..............................     4,863      5,743      5,864     4,278      4,178
     Other expenses..........................        --      4,726      3,403     3,350      3,110
                                               --------   --------   --------   -------   --------
          Total expenses.....................    19,503     29,159     29,618    22,727     18,456
  Loss from operations.......................   (15,814)   (20,375)   (12,677)   (6,499)   (16,513)
  Interest expense...........................      (340)      (327)      (694)     (496)      (596)
  Interest income............................     3,144      1,902      1,189       930        812
  Credit for income taxes....................     1,197         --         --        --         --
                                               --------   --------   --------   -------   --------
  Loss from continuing operations............   (11,813)   (18,800)   (12,182)   (6,065)   (16,297)
  Loss from discontinued operations(1).......    (2,255)        --         --        --         --
                                               --------   --------   --------   -------   --------
  Net loss...................................  $(14,068)  $(18,800)  $(12,182)  $(6,065)  $(16,297)
                                               ========   ========   ========   =======   ========
  Loss per common share:
     Continuing operations...................  $  (1.01)  $  (1.58)  $  (1.02)  $ (0.51)  $  (1.30)
     Discontinued operations.................     (0.19)        --         --        --         --
                                               --------   --------   --------   -------   --------
     Net loss................................  $  (1.20)  $  (1.58)  $  (1.02)  $ (0.51)  $  (1.30)
                                               ========   ========   ========   =======   ========
  Weighted average common shares
     outstanding.............................    11,690     11,905     11,999    11,999     12,535

                                                                         DECEMBER 31, 1995
                                                                            (UNAUDITED)
                                                                    ----------------------------
                                                                    ACTUAL        AS ADJUSTED(2)
                                                                    -------       --------------
                                                                           (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA:
  Cash, cash equivalents and marketable securities................  $21,120          $ 46,179
  Working capital.................................................   25,689            50,748
  Total assets....................................................   47,728            72,787
  Long-term debt, including current portion.......................    8,490             8,490
  Total stockholders' equity......................................   33,342            58,401

- ------------------------------

(1) Prior to September 1992, the Company was involved in the development, manufacture and sale of diagnostic DNA probes and research in areas unrelated to the Company's current business. The Company discontinued its diagnostic DNA probe business in September 1992.

(2) Adjusted to give effect to the receipt of the net proceeds from the sale of the 3,000,000 shares of Common Stock offered hereby based on an assumed offering price of $9 1/8 per share. See "Use of Proceeds" and "Capitalization."

                                    RISK FACTORS

     In addition to the other information contained in or incorporated by reference into this Prospectus, the following factors should be carefully considered in evaluating an investment in the Common Stock offered by this Prospectus. This Prospectus contains forward-looking statements that involve risks and uncertainties. The Company's actual results could differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in the following section and in "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business."

HISTORY OF LOSSES; UNCERTAINTY OF FUTURE PROFITABILITY

     The Company has incurred substantial losses during its history. As of December 31, 1995, the Company's cumulative losses were approximately $57.8 million. The Company's continuing operations have been profitable in only two years and have not been profitable since the Company's fiscal year ended March 31, 1992. The Company expects continued operating losses at least through its fiscal year ended March 31, 1998. During the Company's fiscal year ended March 31, 1995, product revenues accounted for only 10% of the Company's total revenues. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     The Company will incur substantial additional losses until such time, if any, that it can achieve significant sustained commercial sales of its second-generation ultrasound contrast agent, FS069, which will be dependent upon a number of factors, including receipt of regulatory approval for the sale of FS069 for myocardial perfusion. The Company believes that the potential market for its first-generation ultrasound contrast agent, ALBUNEX, is limited because of the short length of time that ALBUNEX microspheres remain intact in the bloodstream. In addition, if the Company is able to achieve commercial sales of FS069 for cardiac function, the Company expects that demand for ALBUNEX would decline. There can be no assurance that FS069 or any other product of the Company under development will be approved for sale, that FS069 or any other product of the Company under development can be successfully commercialized or that the Company will achieve significant revenues from either domestic or international sales of FS069 or any other product, including ALBUNEX. In addition, there can be no assurance that the Company will achieve or sustain profitability in the future. Failure to achieve significant revenues or profitability would have a material adverse effect on the Company's business, financial condition and results of operations. Moreover, results of operations have varied and are expected to fluctuate significantly from quarter to quarter depending upon a number of factors, including the results of clinical trials, the timing of milestone payments, the introduction and market acceptance of products by the Company or competitors, the results of regulatory and reimbursement actions, the timing of orders by distributors, expenditures incurred in the research and development of new products, competitive pricing and the expansion of manufacturing capacity.

FUTURE CAPITAL REQUIREMENTS; UNCERTAINTY OF ADDITIONAL FUNDING

     The Company's research and development programs currently require, and its manufacturing activities are expected to require, substantial capital expenditures. The Company's capital requirements are dependent upon a number of factors, including, but not limited to, the progress and magnitude of its research and development programs, the progress of preclinical and clinical testing, the time and costs involved in obtaining regulatory approvals, the cost of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights, competing technological and market developments, changes in the Company's existing collaborative research and development relationships, the ability of the Company to establish additional relationships, the cost and timing of commercialization activities and arrangements, and the purchase of additional facilities and capital equipment. The Company believes that the net proceeds of the Offering, together with its existing resources, will be adequate to meet the Company's capital requirements for at least the next 24 months. The Company's cash requirements may increase significantly in the future, and there can be no assurance that such requirements will be met on satisfactory terms or at all.

     There can be no assurance that product revenues or revenues under collaborative agreements will be available or adequate to meet the Company's long-term capital requirements. The Company may be required to seek additional funds through debt or equity financings. There can be no assurance that such financing will be available at all or on acceptable terms, or adequate to meet the Company's long-term capital requirements. Issuance of additional equity securities could result in substantial dilution to shareholders. If adequate funds are not available, the Company may be required to delay, reduce the scope of or eliminate one or more of its research and development programs, to reduce the scope of or eliminate its manufacturing activities, or attempt to obtain funds by entering into arrangements with collaborative partners or others that may require the Company to relinquish rights to certain technologies or products that the Company would not otherwise issue or relinquish. The Company's inability to fund its capital requirements would have a material adverse effect on the Company's business, financial condition and results of operations.

UNCERTAINTY OF CLINICAL TRIALS

     The Company's products under development will be required successfully to complete extensive clinical trials in order to obtain regulatory approval for commercial sale. The United States Food and Drug Administration ("FDA") and other regulatory authorities require that the safety and efficacy of the Company's products be supported by results from adequate and well-controlled clinical trials before being approved for sale. There can be no assurance that clinical trials will demonstrate the safety and efficacy of these products. If the results of the Company's clinical trials do not demonstrate the safety and efficacy of a product, the Company will not be able to obtain regulatory approval for the sale of that product. Even if the Company believes that clinical trials demonstrate the safety and efficacy of its product, the FDA and other regulatory authorities may not accept the Company's assessment. In addition, clinical trials may identify significant technical or other obstacles to be overcome prior to obtaining necessary regulatory approvals. There can be no assurance that the results of any of the Company's current or future clinical trials will demonstrate the safety and efficacy of the Company's products or that the FDA and other regulatory authorities will agree with the Company's assessment of the results. If FS069 does not prove to be safe and effective in clinical trials or if the Company is otherwise unable to commercialize FS069, the Company's business, financial condition and results of operations would be materially adversely affected and cessation of the Company's business could occur.

DEPENDENCE ON PRINCIPAL PRODUCTS

     The Company has only one product, ALBUNEX, the Company's first-generation ultrasound contrast agent, which has been approved for sale. It has been approved for sale in the United States, Japan and certain countries in Europe for only one indication. Product revenues from sales of ALBUNEX for this indication are not expected to increase significantly, if at all, or to result in profitable operations. Additional regulatory approvals will be needed in order to obtain approval to market ALBUNEX in other countries and to increase the number of indications for which ALBUNEX may be marketed in the countries where it is already approved for sale. There can be no assurance as to whether or when such approvals will be obtained. Approval for only one additional indication, fallopian tube patency, is currently being pursued.

     The Company's second-generation ultrasound contrast agent, FS069, is the principal focus of the Company's product development activities. While clinical results to date have been encouraging, future clinical trials of FS069 may not demonstrate the desired results. No assurance can be given that FS069 will be more effective than competing contrast agents that may be developed in the future or that FS069 will reach commercialization or be accepted by the medical community. If FS069 is approved for cardiac function, the Company expects that sales of ALBUNEX for the same indication will be adversely affected. Similarly, the availability of ALBUNEX for cardiac function may adversely affect sales of FS069 for the same indication. The failure of the Company to achieve significant commercial success for FS069, in particular for the myocardial perfusion indication, would have a material adverse effect on the Company's business, financial condition and results of operations and cessation of the Company's business could occur. See "Business -- Products and Markets -- ALBUNEX" and "Business -- Products and Markets -- FS069."

     The Company's other products under development are either in earlier stages of development or are expected to have smaller potential markets than FS069, and there can be no assurance that these products will be successfully developed, demonstrate efficacy, be approved by regulatory authorities or be successfully marketed. In addition, there can be no assurance that the Company will be able to develop any additional products or that the approval of its current products will not be revoked.

UNCERTAINTY OF SUCCESSFUL COMMERCIALIZATION

     Approval of the Company's products for marketing and sale by the FDA and comparable foreign agencies does not assure the products' commercial success. The commercial success of the Company's products is dependent upon many factors. These factors include, but are not limited to, safety, efficacy, pricing, competition, technological change, government policy, physician education and preference and the sales efforts of the Company's marketing partners.

     The Company's ultrasound contrast agents are among the first products of their kind. As such, they face the risk of limited or gradual acceptance simply because clinicians are unfamiliar with their use, benefits or even their existence. There can be no assurance that the Company's products will gain any significant degree of market acceptance among physicians, patients or health care payors, even if necessary regulatory and reimbursement approvals are obtained. The Company believes that recommendations by physicians and health care payors will be essential for market acceptance of the Company's products, and there can be no assurance that any such recommendations will be obtained. Physicians will not recommend the Company's products unless they conclude, based on clinical data and other factors, that they represent an acceptable alternative to other products or techniques which have already gained acceptance in the medical community. In the Company's judgment, the marketing program for the Company's products must contain a major, expensive and sustained educational component. This requirement to educate the marketplace may mean that clinician acceptance of the Company's products will be slow and uncertain, if it occurs at all. Failure of the Company's products to achieve any significant market acceptance would have a material adverse affect on the Company's business, financial condition and results of operations.

     The Company has not evaluated the effectiveness of FS069 in assessing myocardial perfusion in patients using conventional (non-harmonic) ultrasound imaging. While preliminary results indicate that FS069 may be effective in assessing myocardial perfusion in such patients using harmonic ultrasound imaging, there can be no assurance that FS069 will be demonstrated to be effective for this indication using conventional imaging. Harmonic ultrasound imaging is not commercially available at present, and there can be no assurance that it will be commercially available at all or used in significant numbers if and when FS069 is approved for the assessment of myocardial perfusion. Among the factors that may affect the commercial availability and use of harmonic ultrasound imaging are the cost of adapting existing ultrasound machines for harmonic imaging or of acquiring new machines capable of harmonic imaging, the inability of the manufacturers of ultrasound machines to obtain regulatory approval (if necessary), and the existence of patents that may require such manufacturers to acquire licenses from third parties in order to exploit harmonic imaging technology. See "Business -- Industry Background -- Ultrasound Imaging."

UNCERTAINTY OF PRODUCT DEVELOPMENT GENERALLY

     With the exception of ALBUNEX, which has received regulatory approval in the United States and several other countries for one indication, all of the Company's other products are in various stages of development and are yet to receive regulatory approval for commercial development or sale. The successful commercialization of each of these products is subject to many uncertainties. The products under development by the Company will require significant additional research and development efforts, including extensive clinical testing and regulatory approval, prior to commercial use. Even if the Company's potential products receive regulatory approval, the Company's products are subject to the risks of failure inherent in the commercialization of medical products based on new technologies. These risks include the possibilities that any or all of the Company's potential products will be found to be unsafe, ineffective or otherwise fail to meet applicable regulatory standards or receive necessary regulatory clearances; that the potential products, if safe and effective, will be difficult to develop into commercially viable products, difficult to manufacture on a large scale or uneconomical to market; that proprietary rights of third parties will preclude the Company from marketing such products; that third parties will market superior or equivalent products; that changes in the Company's business strategy may dictate changes in the mix of products under development; that the Company's strategic marketing partners may change their marketing focus or do an inadequate job in marketing; or that other unpredictable difficulties may arise. There can be no assurance that any of the Company's products under development will be successfully commercialized.

RELIANCE ON MARKETING PARTNERS



     The Company does not currently maintain, nor does it intend to develop, its own marketing organization but instead relies, and expects to continue to rely, on its strategic partners to market and sell its products. There can be no assurance that the Company will continue to attract large corporate partners to promote and distribute the Company's products. Mallinckrodt Medical, Inc. ("Mallinckrodt") is the Company's principal strategic marketing partner for its ALBUNEX and FS069 microsphere ultrasound contrast agents. See
"Business -- Marketing and License Agreements." Mallinckrodt has exclusive distribution rights for ALBUNEX and FS069 in North and South America, the Far East (except for Japan, Taiwan and Korea) and certain other countries. Under this arrangement, Mallinckrodt has almost complete control over all aspects of marketing the Company's products in Mallinckrodt's territories, including market identification, marketing methods, pricing, composition of sales force, promotional activities and the like. Accordingly, the Company is highly dependent on Mallinckrodt's marketing efforts, resources and commitment to the Company's products for success in marketing ALBUNEX and FS069. The Company manufactures all licensed products for sale to Mallinckrodt at a price generally equal to 40% of Mallinckrodt's quarterly average selling price to end users. If the Company declines to manufacture ALBUNEX or FS069 for Mallinckrodt because the quarterly average selling price falls below a level specified in the Company's distribution agreement with Mallinckrodt or the proposed initial price in a new market or for a new indication is below the specified level, or if the Company is unable to manufacture ALBUNEX or FS069 in sufficient quantities to satisfy Mallinckrodt's orders on a timely basis, Mallinckrodt may exercise certain contingent manufacturing rights. MBI will receive a royalty of 5-10% on Mallinckrodt's sales of ALBUNEX or FS069 which Mallinckrodt has manufactured. As a result the Company's revenues from sales to Mallinckrodt are directly dependent upon Mallinckrodt's pricing decisions. There can be no assurance that these pricing decisions, which Mallinckrodt will make in its best interests, will operate to maximize the Company's potential revenues on sales of the licensed products. In addition, there can be no assurance that Mallinckrodt will market the licensed products effectively. Under the distribution agreement, the Company is responsible for conducting clinical trials and securing regulatory approvals of the licensed products in the United States for cardiac indications, and Mallinckrodt is responsible for conducting clinical trials and securing regulatory approvals in the United States for non-cardiac indications and is responsible for conducting all clinical trials and securing approvals in the other countries in Mallinckrodt's territory. Mallinckrodt has substantial discretion in determining the clinical trials that it will conduct and the regulatory approvals that it will attempt to secure, and there can be no assurance that Mallinckrodt will conduct appropriate clinical trials in order to secure, or, having conducted appropriate clinical trials, that it will attempt to secure, regulatory approval of the particular non-cardiac and foreign cardiac indications of ALBUNEX and FS069 that the Company believes will maximize the Company's potential revenues on sales of the licensed products to Mallinckrodt.


     The Company is currently without a strategic marketing partner for Europe, the former Soviet Union, Africa, the Middle East and India. In October 1995, the Company reacquired distribution rights in these territories from Nycomed Imaging AS ("Nycomed"). See "Business -- Marketing and License Agreements." The Company is in an advanced stage of negotiations with a large pharmaceutical company for the transfer of exclusive marketing rights to the Company's ALBUNEX and FS069 ultrasound contrast agents in the territories that were formerly licensed to Nycomed. If the Company does not conclude this agreement or a similar agreement with another major pharmaceutical company, the Company's ability to market these products in these territories will be materially reduced.


     The Company is currently engaged in a dispute with Shionogi & Co., Inc. ("Shionogi"), its ALBUNEX and FS069 marketing partner for Japan, Taiwan, and South Korea. This dispute is the subject of cross-demands for arbitration which the Company and Shionogi have filed with the American Arbitration Association. See "-- Arbitration Proceedings," "Business -- Marketing and Licensing Agreements" and "Business -- Legal Proceedings."


     The Company is presently without a strategic marketing partner for ORALEX or its computed tomography liver agent. While the Company is actively seeking development and marketing partners for these products, there can be no assurance that the Company will be successful in entering into collaborative agreements for each product. If the Company cannot enter into collaborative agreements with capable partners on commercially reasonable terms, the commercialization of these products will be delayed and possibly postponed indefinitely.


ARBITRATION PROCEEDINGS



     On April 11, 1996, Shionogi filed a demand with the American Arbitration Association ("AAA") for arbitration of Shionogi's claim for damages in excess of $37 million, representing Shionogi's license fees paid under the MBI-Shionogi license and cooperative development agreement and associated development expenses for ALBUNEX, plus punitive damages. Shionogi claims that the Company failed to provide Shionogi with ALBUNEX meeting the required quality and performance standards and that the Company wrongfully attempted to withhold rights to FS069 from Shionogi. The Company believes that Shionogi's claims are without merit, and it will shortly file a response denying all of Shionogi's material allegations and denying that there is any factual or legal basis for any liability of the Company to refund any of the license fees paid by Shionogi or to reimburse any of Shionogi's ALBUNEX development expenses. The Company's dispute with Shionogi may have the effect of interrupting or suspending sales of ALBUNEX in Japan, of further delaying the marketing of ALBUNEX in South Korea and Taiwan and of further delaying the development of FS069 throughout Shionogi's territory, and carries with it the risk of monetary damages being awarded against the Company. On April 16, 1996, the Company filed a demand with the AAA for arbitration of the Company's claim for compensatory and consequential damages in excess of $45 million plus punitive damages for Shionogi's breach of the MBI-Shionogi license and cooperative development agreement. The Company claims that Shionogi breached its obligations under that agreement by failing diligently to develop the market for ALBUNEX and FS069 in its territory, failing to make a required minimum payment of $3.0 million (less earned royalties paid) and delaying the commercialization of ALBUNEX in its territory. The results of the arbitration proceedings cannot be predicted. It is possible that Shionogi could be awarded some portion or all of the damages that it is seeking. Moreover, there can be no assurance that the Company will be awarded all or any portion of the damages that it is seeking. A ruling adverse to MBI in the arbitration proceeding filed by Shionogi would have a material adverse effect on the Company's business, financial condition and results of operations. If Shionogi were awarded all of the damages that it is seeking, the Company would have difficulty meeting its anticipated capital requirements and might be required to reduce the scope of or eliminate its manufacturing activities, or attempt to obtain funds by entering into arrangements with collaborative partners or others that may require the Company to relinquish rights to certain technologies or products that the Company would not otherwise relinquish. The Company's inability to fund its capital requirements would have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Legal Proceedings."


DEPENDENCE ON PATENT PROTECTION

     The Company's success will depend, in part, upon its ability to develop patentable products and technologies and to obtain patent protection for its products and technologies both in the United States and in other countries. The Company's products are covered by a number of issued United States and foreign patents, and the Company has filed a number of United States and counterpart patent applications in other countries. The Company owns some of these patents and is the exclusive licensee of others. See "Business -- Patents." The Company believes that its patents are critical to its prospects for success. There can be no assurance that the Company's United States and foreign issued patents or pending applications will offer any protection or that they will not be challenged, invalidated or circumvented. In addition, there can be no assurance that competitors will not obtain patents that will prevent, limit or interfere with the Company's ability to make, use or sell its products either in the United States or in international markets.

     The Company's patent estate is subject to numerous potential threats. Critical patent applications may not issue or may issue with limitations which materially reduce their coverage; competitors may challenge the validity of the Company's patents through challenges within the United States Patent and Trademark Office and its foreign equivalents or through lawsuits in the courts; or competitors may claim that the Company's products infringe the competitors' patents. The Company is aware of three oppositions to certain of the Company's foreign patents. See "Business -- Ultrasound Patents and Trademarks." Several competitors are developing microsphere- or microbubble-based products for ultrasound contrast imaging and have filed patent applications for these products. There is the possibility that in the future one or more of these competitors may challenge the Company's patents in this subject matter area. Patent applications in the United States are maintained in secrecy until patents issue, and patent applications in foreign countries are maintained in secrecy for a period after filing. In addition, patents issued and patent applications filed relating to medical devices are voluminous. Accordingly, there can be no assurance that current and potential competitors or other third parties have not filed or will not file applications for, or have not received or will not receive, patents and will not obtain additional proprietary rights relating to materials or processes used or proposed to be used by the Company.

     Governmental patent agencies have considerable discretion over their internal processes, and their decisions are given great weight by the courts. There can be no assurance that the Company's pending applications will issue, or issue with satisfactory coverage, or that the Company's issued patents will not be successfully challenged by a competitor.

     It is possible that the Company's products or processes will infringe, or will be found to infringe, patents not owned or controlled by the Company. If any relevant claims of third-party patents are upheld as valid and enforceable, the Company could be prevented from practicing the subject matter claimed in such patents, or would be required to obtain licenses or to redesign its products or processes to avoid infringement. There can be no assurance that such licenses would be available at all or on terms acceptable to the Company or that the Company could redesign its products or processes to avoid infringement. Litigation may be necessary to defend against claims of infringement, to enforce patents issued to the Company or to protect trade secrets and could result in a substantial cost to and diversion of efforts by the Company.

     The Company also relies on trade secrets, proprietary know-how and continuing technological innovation which it seeks to protect with confidentiality agreements with collaborators, employees and consultants. There can be no assurance that these agreements will not be breached, that the Company will have adequate remedies for any breach or that the Company's trade secrets and proprietary know-how will not otherwise become known to or be independently discovered by competitors.

GOVERNMENT REGULATION

     The production and marketing of the Company's products and its ongoing research and development activities, including its preclinical studies and clinical trials, are subject to extensive regulation by numerous federal, state and local governmental authorities in the United States and by similar regulatory agencies in other countries where the Company tests and markets, or intends to test and market, its current or future products. There can be no assurance that the Company will obtain further regulatory approvals to conduct clinical trials or to market its current products or that the Company will obtain on a timely basis, or at all, regulatory approvals to conduct clinical trials or to market products that may be developed in the future. Prior to marketing any product developed by the Company or marketed under license, the Company must undergo an extensive regulatory approval process by the FDA and comparable regulatory authorities in foreign countries. The regulatory process can take many years and require the expenditure of substantial resources.

     The Company must demonstrate through preclinical studies and clinical trials that its products are safe and efficacious for use in each proposed indication. The results from preclinical animal studies and early clinical trials may not be predictive of results that will be obtained in large-scale testing, and there can be no assurance that the Company's clinical trials will demonstrate the safety and efficacy of any products or will result in marketable products. A number of companies in the biopharmaceutical industry have suffered significant setbacks in advanced clinical trials, even after experiencing promising results in early animal and human testing. In addition, the rate of completion of the Company's clinical trials is dependent upon, among other factors, the rate of patient enrollment. Patient enrollment is a function of many factors, including the size of the patient population, the nature of the protocol, the Company's ability to manage the clinical trial, the proximity of patients to clinical sites and the eligibility criteria for the study. Several factors, such as delays in planned patient enrollment, may result in increased costs and delays or termination of clinical trials prior to completion, which could have a material adverse effect on the Company. Preclinical studies must also be conducted in conformity with the FDA's good laboratory practice regulations. Clinical trials generally must meet requirements for institutional review board oversight and informed consent, as well as regulatory agency prior review, oversight and good clinical practice requirements.

     Data obtained from preclinical and clinical activities are susceptible to varying interpretations which could delay, limit or prevent regulatory approval. In addition, delays or rejections may be encountered based upon changes in the policies of regulatory authorities for new product approval during the period of product development and regulatory review of each submitted pre-market approval application, new drug application or other required approval application. There can be no assurance that, even after such time and expenditures, regulatory approvals will be obtained for any products developed by the Company. Moreover, if FDA approval of a product is granted, such approval will entail limitations on the indicated uses for which it may be marketed and may impose labeling requirements which may adversely affect the Company's ability to market its products.

     The Company cannot control the classification of its products by the FDA for review purposes. The Company's first generation ultrasound contrast agent, ALBUNEX, has been classified as a medical device rather than as a drug. There can be no assurance that the FDA will continue to classify ALBUNEX as a device or that the FDA will review the Company's second generation ultrasound contrast agent, FS069, as a medical device. If ALBUNEX were reclassified as a drug or if FS069 were reviewed as a drug, the Company could be required to undertake additional clinical tests and other activities which could result in delay and additional expense in obtaining regulatory approval, and which may increase the risk that regulatory approval will not be obtained.

     The Company's products are also regulated in other countries by foreign agencies comparable in authority to the FDA. The process of obtaining regulatory approval in these countries is often as costly, time-consuming and uncertain as it is in the United States. In addition, foreign agencies may apply different or more stringent standards than the FDA and require additional or different clinical studies. Foreign agencies also may fail to approve the products even if the FDA has done so.

     Any products manufactured and sold by the Company pursuant to FDA clearances or approvals are subject to pervasive and continuing regulation by the FDA and certain state agencies. In addition, the FDA and certain foreign regulatory authorities impose numerous other requirements with which medical device manufacturers must comply. Product approvals could be withdrawn for failure to comply with regulatory standards or the occurrence of unforeseen problems following initial marketing. The Company will also be required to adhere to applicable FDA regulations setting forth current Good Manufacturing Practices ("GMP") requirements, which include testing, control and documentation requirements. The Company is also required to provide the FDA with information relating to any death or serious injury that it may have caused or to which it may have contributed, and any product malfunction that, if it were to recur, would likely cause or contribute to death or serious injury. Ongoing compliance with GMP and other applicable regulatory requirements is monitored through periodic inspections by state and federal agencies, including the FDA, and by comparable agencies in other countries. Changes in existing regulations or the adoption of new regulations or policies could prevent the Company from obtaining, or affect the timing of, future regulatory approvals.

     Failure to comply with applicable regulatory requirements can result in, among other things, fines, suspension of regulatory approvals, product recalls, seizure of products, imposition of operating restrictions or civil penalties, FDA refusal to approve marketing applications, and criminal prosecutions. Further, FDA policy or similar policies of regulatory agencies in other countries may change and additional government regulations may be established that could prevent or delay regulatory approval of the Company's products. See "Business -- Government Regulation."

UNCERTAINTY OF THIRD-PARTY REIMBURSEMENT

     In both domestic and foreign markets, the ability of the Company to commercialize its products will depend, in part, on the availability of reimbursement from third-party payors, such as government health administration authorities, private health insurers and other organizations. Third-party payors are increasingly challenging the price and cost-effectiveness of medical products. Use of contrast agents, including the Company's agents, adds to the cost of a routine ultrasound examination. There can be no assurance that the Company's products will be considered cost effective. Significant uncertainty exists as to the reimbursement status of newly-approved healthcare products. There can be no assurance that adequate third-party insurance coverage will be available for the Company's products to establish and maintain price levels sufficient for realization of an appropriate return to the Company on its investment in developing new products.

Government and other third-party payors are increasingly attempting to contain healthcare costs by limiting both coverage and the level of reimbursement for new products approved for marketing by the FDA and by refusing, in some cases, to provide any coverage for uses of approved products for indications for which the FDA has not granted marketing approval. If adequate coverage and reimbursement levels are not provided by government and third-party payors for uses of the Company's products, the market acceptance of these products and clinical use of these products would be adversely affected.

COMPETITION

     In general, competition in the field of contrast agents is based on such factors as product performance and safety, product acceptance by physicians, patent protection, manner of delivery, ease of use, price, distribution and marketing. The Company's products compete or may compete with new or improved contrast agents. The Company's products and potential products are in various stages of development, and no assurance can be given that any of these products or potential products will sufficiently enhance the use of existing ultrasound imaging to generate meaningful commercial demand.

     The Company anticipates that it will face increased competition in the future as new products enter the market and advanced technologies become available. The Company expects to compete against a number of companies, many of which have substantially greater financial, technical and human resources than the Company and may be better able to develop, manufacture and market products. In addition, many of the Company's existing or potential competitors have extensive experience in research, preclinical testing and human clinical trials, obtaining FDA and other regulatory approvals, and manufacturing and marketing their products, or are allied with major pharmaceutical companies that can afford them these advantages. As a result, competitors may develop and introduce competitive or superior products more rapidly than the Company. While the Company was the first to obtain FDA approval of an ultrasound contrast agent, ALBUNEX, the Company expects that one or more of these competitors will develop products that will be approved for an indication or indications covered by ALBUNEX or FS069, including the assessment of cardiac function and myocardial perfusion. One or more of these products may prove superior to the Company's products or may be approved for sale prior to the approval for sale of FS069. There can be no assurance that existing products or new products developed by the Company's competitors will not be more effective than any products that may be developed by the Company. See "Technological Obsolescence."

     Any product developed by the Company that gains regulatory approval will have to compete for market acceptance and market share. An important factor in such competition may be the timing of market introduction of competitive products. Accordingly, the relative speed with which the Company can develop products, complete clinical testing and the regulatory approval process, gain reimbursement acceptance and supply commercial quantities of the product for distribution to the market are expected to be important competitive factors. In addition, the Company believes that the primary competitive factors in the market for ultrasound imaging agents are safety, efficacy, ease of delivery, reliability, innovation and price. The Company also believes that physician relationships and customer support are important competitive factors.

TECHNOLOGICAL OBSOLESCENCE

     The biopharmaceutical industry is subject to rapid and significant technological change. There can be no assurance that the Company's competitors will not succeed in developing technologies and products that are more effective than any technologies and products which are being developed by the Company or that would render the Company's technology and products obsolete and noncompetitive. For example, ultrasound machines may be developed which are sufficiently sensitive so as to eliminate or reduce the need for contrast agents. Software may be developed which has the ability to process standard ultrasound images in such a way as to retrieve information previously available only through the use of contrast agents. Superior contrast agent technologies may emerge which, unlike the Company's, do not rely on microsphere or gas-displacement technology. In addition, other imaging methods may be developed which are equivalent or superior to ultrasound imaging in terms of quality of image, cost, ease of use and non-invasiveness. There can be no assurance that the Company's products under development will be able to compete successfully with existing products or products under development by other companies, universities and other institutions. If the Company's products are rendered obsolete or noncompetitive, the Company's business, financial condition and results of operations would be materially adversely affected and cessation of the Company's business could occur.

MANUFACTURING LIMITATIONS

     The Company has only manufactured FS069 in limited quantities to support clinical trials and has no experience in manufacturing FS069 in commercial quantities. There can be no assurance that the Company would be able to manufacture ALBUNEX in adequate quantities if demand were to increase more rapidly than the Company anticipates or that the Company will be able to manufacture FS069 in high-volume quantities.

     The Company has one manufacturing facility, located in San Diego, California. The manufacture of the Company's products involves a number of steps and requires compliance with stringent quality control specifications imposed by the Company itself and by the FDA. Moreover, the Company's products can only be manufactured in a facility approved by the FDA. For these reasons, the Company would not be able quickly to replace its manufacturing capacity if it were unable to use its sole manufacturing facility as a result of a fire, natural disaster (including an earthquake), equipment failure or other difficulty, or if it is deemed not in compliance with the FDA's GMP requirements and the non-compliance could not be rapidly rectified. The Company's inability or reduced capacity to manufacture its products would have a material adverse effect on the Company's business and results of operations.

     The Company may enter into arrangements with contract manufacturing companies to expand its own production capacity in order to meet requirements for its products, or to attempt to improve manufacturing efficiency. If the Company chooses to contract for manufacturing services and encounters delays or difficulties in establishing relationships with manufacturers to produce, package and distribute its finished products, clinical trials, market introduction and subsequent sales of such products would be adversely affected. Moreover, contract manufacturers must operate in compliance with the FDA's GMP requirements. The Company's potential dependence upon third parties for the manufacture of its products may adversely affect the Company's profit margins and its ability to develop and deliver such products on a timely and competitive basis.

AVAILABILITY OF RAW MATERIALS

     Both the Company's ALBUNEX and FS069 ultrasound contrast agents require high-quality human albumin to manufacture, and FS069 requires the gas perfluoropropane. These raw materials are available from only a limited number of sources. The FDA regulatory approvals pursuant to which the Company currently manufactures ALBUNEX and FS069 require that the Company use human albumin purchased from a particular fractionator; in effect, this fractionator is currently the Company's sole source for human albumin. While the Company has been able to secure supplies of necessary raw materials in adequate quantities and on acceptable terms, there can be no assurance that the Company will continue to be able to do so. The Company's inability to obtain any raw material on commercially reasonable terms could result in reductions or delays in product shipments or manufacturing cost increases which could have a material adverse effect on the Company's business.

ENVIRONMENTAL MATTERS

     Because of the nature of its manufacturing processes and the use of hazardous substances in its ongoing research and development activities, the Company is subject to stringent federal, state and local laws, rules, regulations and policies governing the use, generation, manufacture, storage, air emission, effluent discharge, handling and disposal of certain materials and wastes. The Company has been notified from time to time of violations of such environmental laws and of its effluent discharge permit. However, the Company has corrected in all material respects the environmental violations of which it is aware. There can be no assurance that the Company's business, financial condition and results of operations will not be materially adversely affected by current or future environmental laws, rules, regulations and policies or by liability arising out of any releases or discharges of materials that could be hazardous.

PRODUCT LIABILITY

     There have been no product liability claims against the Company since commercial sales of ALBUNEX began in the United States and Japan. However, the clinical use and sale of the Company's products involve significant risk of product liability claims. It is probable that the Company would be named as one of the defendants in any lawsuit in which the plaintiff suffered any type of injury during or following a procedure in which one of the Company's products was used, regardless of any causal relationship between the product's use and the plaintiff's injury. The Company thus faces an inherent risk of financial exposure to product liability claims, and there can be no assurance that the Company will not experience losses due to product liability claims in the future. In addition, the Company has agreed to indemnify its marketing partners for product liability claims relating to the Company's products. The Company currently maintains product liability insurance, but there can be no assurance that such coverage will continue to be available, either on acceptable terms or at all, or that the coverage limits will be adequate. A successful claim brought against the Company in excess of its insurance coverage could have a material adverse effect on the Company's business, financial condition and results of operations.

DEPENDENCE ON KEY PERSONNEL

     The Company is dependent on the principal members of its senior management and key members of its scientific staff, the loss of any of whose experience could adversely affect the Company's achievement of its product development and commercial objectives. The Company is also dependent on its ability to attract and retain additional qualified scientific, manufacturing and technical personnel. There is significant competition for such personnel, and there can be no assurance that the Company will be able to hire and retain the qualified employees that it requires. The Company does not maintain any key man life insurance policies.

VOLATILITY OF STOCK PRICE

     The market price for securities of biopharmaceutical companies like the Company have been highly volatile, and the market price of the Company's Common Stock may be highly volatile. Announcements by the Company or its competitors of events including, but not limited to, the results of preclinical studies and clinical trials or of new commercial products, developments or disputes concerning patent or proprietary rights, developments in the Company's relationships with its strategic marketing partners, and adverse litigation, as well as period-to-period fluctuations in the Company's operating results, stock market conditions in general and market perceptions of the biopharmaceutical industry in particular, and economic and other external factors, may have a significant impact on the market price of the Company's Common Stock. See "Price Range of Common Stock."

SHARES ELIGIBLE FOR FUTURE SALE

     Sales of substantial numbers of shares of the Company's Common Stock in the public market after the Offering could adversely affect the market price of the Common Stock. Upon completion of the Offering, the Company will have 16,295,886 shares of Common Stock outstanding (based upon shares outstanding as of March 27, 1996). Of these shares, approximately 13,797,279 shares including the 3,000,000 shares offered hereby (or approximately 14,247,279 shares if the Underwriters' over-allotment option is exercised in full) will be freely tradable without restriction under the Securities Act of 1933, as amended (the "Securities Act"). Taking into consideration the effect of the 120-day lock-up agreements with the Underwriters entered into by all of the Company's officers and directors, approximately 2,008,579 additional shares of Common Stock will be freely tradable subject to compliance with the provisions of Rule 144 under the Securities Act, and approximately 490,028 additional shares will become eligible for sale upon expiration of the lock-up agreements 120 days from the date of this Prospectus. As of December 31, 1995, options to purchase a total of 2,293,851 shares were outstanding under the Company's stock option plans, of which options for a total of 1,325,238 shares were then exercisable. Shares of Common Stock issued upon the exercise of such options are available for immediate resale in the open market subject, in the case of sales by affiliates, to the volume, manner of sale, notice and public information requirements of Rule 144. Officers and directors subject to lock-up agreements with the Underwriters held exercisable options for 276,125 shares of Common Stock as of December 31, 1995. See "Shares Eligible for Future Sale."

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the 3,000,000 shares of Common Stock offered hereby are estimated to be approximately $25.1 million ($28.9 million if the Underwriter's over-allotment option is exercised in full) based on an assumed offering price of $9 1/8 per share and after deducting underwriting discounts and commissions and estimated offering expenses payable by the Company. The Company currently anticipates using the net proceeds of the Offering for research and development activities, including preclinical and clinical studies, and general corporate purposes. The cost, timing and amount of funds required for such uses by the Company cannot be precisely determined at this time and will be based upon competitive developments, the rate of the Company's progress in research and development, the results of preclinical studies and clinical trials, the timing of regulatory approvals of FS069 and ORALEX, payments under collaborative agreements and the availability of alternative methods of financing. The Company anticipates that its existing resources, including the net proceeds of the Offering and interest thereon, plus payments under its existing collaborative agreements, will enable the Company to fund its operations for at least the next 24 months. The Company may seek financing from additional sources, such as borrowings, lease arrangements, additional equity financing or partnering arrangements, as capital requirements change as a result of strategic, competitive, technological and regulatory factors. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     Where appropriate, the proceeds of the Offering may be used to acquire products or technologies to expand the Company's business. The Company currently has no agreement or understanding with respect to any such acquisition. Pending the foregoing uses, the Company intends to invest the net proceeds of the Offering in investment-grade, interest-bearing marketable securities.

                          PRICE RANGE OF COMMON STOCK

     The Company's Common Stock is traded on the New York Stock Exchange ("NYSE") under the symbol "MB." The following tables set forth, for the periods indicated, the high and low closing prices for the Company's Common Stock, as reported by the NYSE.

                                                                    PRICE RANGE OF
                                                                     COMMON STOCK
                                                                   -----------------
                                                                   HIGH         LOW
                                                                   ----         ----
        YEAR ENDED MARCH 31, 1994:
        1st Quarter..............................................  $23          $16 5/8
        2nd Quarter..............................................   26 1/2       19 1/2
        3rd Quarter..............................................   26 3/4       18
        4th Quarter..............................................   20 1/2       17
        YEAR ENDED MARCH 31, 1995:
        1st Quarter..............................................  $18          $10 7/8
        2nd Quarter..............................................   13 7/8        9 5/8
        3rd Quarter..............................................   14 1/8        9 1/8
        4th Quarter..............................................   11 3/8        7
        YEAR ENDED MARCH 31, 1996:
        1st Quarter..............................................  $ 8          $ 6 1/4
        2nd Quarter..............................................   10            6 1/4
        3rd Quarter..............................................    9 1/2        6
        4th Quarter..............................................   10            6 3/8
        YEAR ENDED MARCH 31, 1997:
        1st Quarter through April 8, 1996........................  $ 9 1/8      $ 8 5/8

     On April 8, 1996, the closing price for the Company's Common Stock, as reported on the NYSE, was $9 1/8 per share.

                                DIVIDEND POLICY

     The Company has never paid a cash dividend on its Common Stock. The current policy of the Company's Board of Directors is to retain any earnings to finance the Company's operations and development of the Company's business. The Company does not anticipate paying any dividends in the foreseeable future.

                                 CAPITALIZATION

     The following table sets forth the cash, cash equivalents and marketable securities, and total capitalization of the Company at December 31, 1995 and as adjusted to reflect the sale of 3,000,000 shares of Common Stock and the application of the net proceeds therefrom, estimated to be approximately $25.1 million (based on an assumed offering price of $9 1/8 per share, after deducting underwriting discounts and commissions and estimated offering expenses). See "Use of Proceeds." This table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements of the Company and related Notes thereto.

                                                                           DECEMBER 31, 1995
                                                                        ------------------------
                                                                         ACTUAL      AS ADJUSTED
                                                                        --------     -----------
                                                                        (IN THOUSANDS)
Cash, cash equivalents and marketable securities......................  $ 21,120      $  46,179
                                                                        ========       ========
Long-term debt, including current portion(1)..........................  $  8,490      $   8,490
Stockholders' equity:
  Common Stock, $.01 par value, 20,000,000 shares authorized,
     13,290,736 shares issued and outstanding; 16,290,736 shares
     issued and outstanding as adjusted(2)............................       133            163
  Additional paid-in capital..........................................    91,432        116,461
  Accumulated deficit.................................................   (57,769)       (57,769)
  Unrealized loss on available-for-sale securities....................        (6)            (6)
  Less notes receivable from sale of Common Stock.....................      (281)          (281)
  Less treasury stock, at cost........................................      (167)          (167)
                                                                        --------       --------
          Total stockholders' equity..................................    33,342         58,401
                                                                        --------       --------
Total capitalization..................................................  $ 41,832      $  66,891
                                                                        ========       ========

- ------------------------------

(1) See Note 5 of Notes to the Consolidated Financial Statements for a description of the Company's long-term debt.

(2) Excludes options outstanding as of December 31, 1995 under the Company's stock option plans to purchase 2,293,851 shares of Common Stock at a weighted average exercise price of $12.61 per share and a warrant to purchase 14,524 shares of Common Stock at an exercise price of $14.61 per share.

                                    DILUTION

     As of December 31, 1995, the net tangible book value of the Company was approximately $33.0 million, or $2.48 per share. Net tangible book value per share represents the amount of total assets of the Company less total liabilities and intangible assets (consisting primarily of long-term capitalized patents and license rights), divided by the number of shares of Common Stock outstanding. After giving effect to the sale of the 3,000,000 shares of Common Stock offered hereby (and after deducting underwriting discounts and commissions and estimated offering expenses), and the receipt of proceeds therefrom, the pro forma net tangible book value of the Company as of December 31, 1995, would have been approximately $58.1 million, or $3.56 per share. This represents an immediate increase in net tangible book value of $1.08 per share to existing shareholders and an immediate dilution of $5.57 per share to new investors purchasing shares in the Offering. Dilution per share represents the difference between the price per share to be paid by the new investors and the net tangible book value per share of Common Stock after giving effect to the Offering. The following table illustrates the per share dilution:

Public offering price per share...........................................              $  9.13
  Net tangible book value per share before the Offering...................  $ 2.48
  Increase in net tangible book value per share attributable to the
     Offering.............................................................    1.08
Pro forma net tangible book value per share, as adjusted for the
  Offering................................................................                 3.56
                                                                                         ------
Dilution per share to new investors(1)....................................              $  5.57
                                                                                         ======

     At December 31, 1995, there were options outstanding under the Company's stock option plans to purchase 2,293,851 shares of Common Stock at a weighted average exercise price of $12.61 per share and a warrant to purchase 14,524 shares of Common Stock at an exercise price of $14.61 per share. The foregoing computations assume no exercise of these options. To the extent these options are exercised, there may be further dilution to new investors. See "Capitalization" and Note 7 of Notes to the Consolidated Financial Statements.
- ------------------------------
(1) If the Underwriter's over-allotment option is exercised in full, the pro forma net tangible book value will be approximately $3.70 per share, resulting in dilution to new investors in the Offering of $5.43 per share. See "Underwriting."

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The selected financial data set forth below with respect to the Company's consolidated statements of operations for each of the years in the three-year period ended March 31, 1995, and with respect to the consolidated balance sheets at March 31, 1994 and 1995, are derived from the Consolidated Financial Statements of the Company that have been audited by Arthur Andersen LLP, independent public accountants. The selected financial data set forth below for the nine months ended December 31, 1994 and 1995, are derived from the unaudited Consolidated Financial Statements of the Company included elsewhere in this Prospectus, have been prepared on a basis substantially consistent with the audited financial statements, and, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results of operations for such interim periods. Operating results for the nine months ended December 31, 1995, are not necessarily indicative of results for the full fiscal year or any future interim periods. The consolidated statement of operations for the two years ended March 31, 1992, and the consolidated balance sheet data at March 31, 1991, 1992, and 1993, are derived from financial statements that have been audited by Arthur Andersen LLP and which have not been included in this Prospectus. The data set forth below should be read in conjunction with the Consolidated Financial Statements and related notes included elsewhere in this Prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                                                                              NINE MONTHS ENDED
                                                             FISCAL YEARS ENDED MARCH 31,                        DECEMBER 31,
                                              ----------------------------------------------------------     --------------------
                                               1991        1992         1993         1994         1995        1994         1995
                                              -------     -------     --------     --------     --------     -------     --------
                                                                                                                 (UNAUDITED)
                                                                     (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
  Revenues:
    Revenues under collaborative
      agreements............................  $10,220     $ 9,193     $  3,439     $  5,713     $ 15,132     $14,921     $  1,412
    Product revenues........................       --          --           --        1,056        1,769       1,267          506
    License fees............................       --          --          250        2,015           40          40           25
                                              -------     -------     --------     --------     --------     -------     --------
        Total revenues......................   10,220       9,193        3,689        8,784       16,941      16,228        1,943
  Operating expenses:
    Research and development costs..........    6,748       9,330       14,640       18,110       18,743      14,111        9,857
    Costs of products sold..................       --          --           --          580        1,608         988        1,311
    Selling, general and administrative
      expenses..............................    1,641       2,408        4,863        5,743        5,864       4,278        4,178
    Other expenses..........................       --          --           --        4,726        3,403       3,350        3,110
                                              -------     -------     --------     --------     --------     -------     --------
        Total expenses......................    8,389      11,738       19,503       29,159       29,618      22,727       18,456
  Loss from operations......................    1,831      (2,545)     (15,814)     (20,375)     (12,677)     (6,499)     (16,513)
  Interest expense..........................     (510)       (460)        (340)        (327)        (694)       (496)        (596)
  Interest income...........................    1,806       3,620        3,144        1,902        1,189         930          812
  (Provision) Credit for income taxes.......   (1,414)       (248)       1,197           --           --          --           --
                                              -------     -------     --------     --------     --------     -------     --------
  Income (Loss) from continuing
    operations..............................    1,713         367      (11,813)     (18,800)     (12,182)     (6,065)     (16,297)
  Loss from discontinued operations(1)......   (1,938)       (924)      (2,255)          --           --          --           --
                                              -------     -------     --------     --------     --------     -------     --------
  Net loss..................................  $  (225)    $  (557)    $ 14,068)    $(18,800)    $(12,182)    $(6,065)    $(16,297)
                                              =======     =======     ========     ========     ========     =======     ========
  Earnings (loss) per common share:
    Continuing operations...................  $  0.18     $  0.03     $  (1.01)    $  (1.58)    $  (1.02)    $ (0.51)    $  (1.30)
    Discontinued operations.................    (0.20)      (0.08)       (0.19)          --           --          --           --
                                              -------     -------     --------     --------     --------     -------     --------
    Net loss................................  $ (0.02)    $ (0.05)    $  (1.20)    $  (1.58)    $  (1.02)    $ (0.51)    $  (1.30)
                                              =======     =======     ========     ========     ========     =======     ========
  Weighted average common shares
    outstanding.............................    9,450      11,235       11,690       11,905       11,999      11,999       12,535

                                                                               MARCH 31,                                DECEMBER 31,
                                                       ----------------------------------------------------------       ------------
                                                        1991        1992         1993         1994         1995            1995
                                                       -------     -------      -------      -------      -------       ------------
                                                                                (IN THOUSANDS)
 CONSOLIDATED BALANCE SHEET DATA:
   Cash, cash equivalents and marketable
     securities......................................  $24,445     $67,541      $51,218      $29,500      $19,718         $21,120
   Working capital...................................   24,023      65,094       51,761       28,117       20,927          25,689
   Total assets......................................   43,184      87,034       71,758       56,051       50,639          47,728
   Long-term debt....................................    4,605       4,001        3,965        3,917        8,408           8,183
   Total stockholders' equity........................   34,356      77,153       64,891       48,076       36,424          33,342

- ------------------------------

(1) Prior to September 1992, the Company was involved in the development, manufacture and sale of diagnostic DNA probes and research in areas unrelated to the Company's current business. The Company discontinued its diagnostic DNA probe business in September 1992. Accordingly, the Company has classified the DNA probe business as a discontinued operation in its consolidated statements of operations for all periods presented.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

    (REFERENCES TO YEARS ARE TO THE COMPANY'S FISCAL YEARS ENDED MARCH 31.)

     Except for the historical information contained herein, the following discussion contains forward-looking statements that involve risks and uncertainties. The Company's actual results could differ materially from those discussed here. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in "Business" and "Risk Factors," as well as those discussed elsewhere in this Prospectus and any document incorporated herein by reference.

OVERVIEW

     The Company is a world leader in the development, manufacture and sale of ultrasound contrast imaging agents. ALBUNEX, the Company's first-generation ultrasound contrast agent, was first approved for sale in Japan in October 1993 and in the United States in August 1994 for the assessment of cardiac function. The Company believes that sales of ALBUNEX have been below the Company's original expectations due primarily to the short length of time that ALBUNEX microspheres remain intact in the bloodstream and the lack of clinical data to support the Company's belief that the use of ALBUNEX can reduce healthcare costs through the avoidance of more expensive diagnostic procedures. The Company's principal marketing partner, Mallinckrodt, has begun a post-approval clinical study designed to demonstrate the cost-effectiveness of ALBUNEX for stress echocardiograms and has completed Phase 3 clinical trials for a second indication for ALBUNEX, the assessment of fallopian tube patency, in order to broaden the potential uses of the product.

     While ALBUNEX represents a major breakthrough in ultrasound imaging because it improves visualization of the left side of the heart, the potential markets for ALBUNEX are limited because of the short duration of ALBUNEX in the bloodstream. This short duration prevents the use of ALBUNEX for the assessment of myocardial perfusion (blood flow in the heart muscle). The Company believes that myocardial perfusion has a significantly greater market potential than cardiac function, and accordingly, the Company is focusing its product development activities on FS069, the Company's second-generation ultrasound contrast agent which remains intact in the bloodstream for a much longer period of time. Clinical studies to date suggest that FS069 may be effective for the assessment of both cardiac function and myocardial perfusion.

     The Company does not foresee ALBUNEX sales alone as resulting in profitable operations for the Company. Operating losses may occur for at least the next several years due to continued requirements for research and development including preclinical testing and clinical trials, regulatory activities and the costs of commercializing new products. The magnitude of the losses and the time required by the Company to achieve profitability are highly dependent on the market acceptance of ALBUNEX and the regulatory approval and market acceptance of FS069 and are therefore uncertain. There can be no assurance that the Company will be able to achieve profitability on a sustained basis or at all. Results of operations may vary significantly from quarter to quarter depending on, among other things, the progress, if any, of the Company's research and development efforts, the timing of milestone payments, the timing of certain expenses and the establishment of collaborative research agreements.

REVENUE RECOGNITION

     Historically the Company has earned revenues from three sources: revenues under collaborative agreements, product revenues and license fee revenues. See
Note 1 of Notes to the Consolidated Financial Statements included elsewhere in this Prospectus.

     Revenues Under Collaborative Agreements. Revenues under collaborative agreements have been the primary source of revenues for the Company in the past. They consist of three types of revenues: (i) milestone payments which are earned on the achievement of certain product development and territorial milestones;
(ii) payments received from Mallinckrodt under the Company's amended agreement to support clinical trials, regulatory submissions and product development; and
(iii) a bonus paid by Mallinckrodt equivalent to Mallinckrodt's first year product sales of ALBUNEX at its sales price to end users of the product.

     Product Revenues. Product revenues are based upon MBI's sales to Mallinckrodt and Shionogi and are recognized upon shipment of the product. The transfer prices for MBI's sales of ALBUNEX to Mallinckrodt and Shionogi are determined under the respective agreements and are equal to 40% of Mallinckrodt's net sales price to its end users of the product and 30% of Shionogi's net sales price to its end users.

     License Fees. License fees are recognized at the time of receipt and are generally received in connection with the grant of product development, marketing and/or distribution rights to one of the Company's technologies.

RESULTS OF OPERATIONS

  NINE MONTHS ENDED DECEMBER 31, 1995 COMPARED TO NINE MONTHS ENDED DECEMBER 31, 1994.

     Revenues under collaborative agreements were $1.4 million for the nine-month period ended December 31, 1995, compared to $14.9 million for the same period in the prior year. This decrease was due primarily to milestone payments of $14.7 million earned in 1994 upon receiving approval to market ALBUNEX in the United States and the release of ALBUNEX to Mallinckrodt's sales force. For the period ended December 31, 1995, $1.0 million of the revenues under collaborative agreements was attributable to the receipt of the first quarterly payment from Mallinckrodt to support clinical trials, related regulatory submissions and associated product development (discussed above under "Revenues Under Collaborative Agreements" and below under "Liquidity and Capital Resources"). The remaining $412,000 for the same period was the first year's sales bonus which Mallinckrodt agreed to pay to MBI (discussed above under "Revenues Under Collaborative Agreements" above).

     Product revenues were $506,000 for the nine-month period ended December 31, 1995, compared to $1.3 million for the same period in the prior year. The majority of this decrease was due to greater product shipments in the prior year's period as a result of receiving the initial approval to market ALBUNEX in the United States and the initial release of the product to Mallinckrodt's sales force.

     License fees were $25,000 in the current period, compared to $40,000 in the prior year. These fees were the result of a non-exclusive license entered into in fiscal 1993 granting rights for certain of the Company's patents which it is no longer exploiting. The Company received an initial license fee of $250,000 in fiscal 1993 and continues to receive an annual license maintenance fee.

     Cost of products sold totaled $1.3 million for the nine-month period ending December 31, 1995, resulting in a negative gross profit margin. This was due to the fact that the current low levels of production were insufficient to cover the Company's fixed manufacturing overhead expenses. For the period ended December 31, 1994, cost of products sold totaled $988,000, resulting in a gross profit margin of 22%. Prior to the approval of ALBUNEX by the FDA, certain expenses associated with the manufacturing of the product had been recorded as research and development costs. The Company anticipates an increase in its gross profit margins at such time as ALBUNEX sales volume increases and thus the fixed costs included in manufacturing overhead will be allocated over a larger number of vials produced. The amount of any increase and the time required by the Company to achieve higher margins are highly dependent on the market acceptance of ALBUNEX and are therefore uncertain.

     The Company's research and development costs totaled $9.9 million for the nine-month period ended December 31, 1995, as compared to $14.1 million for the same period in 1994. This decrease of 30% in the current year is due in large part to the decision the Company made in February 1995 to focus its research and development efforts primarily on its ultrasound contrast agents and to reduce its staffing by 25% or 47 employees. This decision was made to reduce the Company's cash burn rate and additionally focus the Company on those markets where it felt it would earn the greatest return on its invested capital. As a result, the Company discontinued research on non-ultrasound products and terminated certain administrative employees as well as those employees who worked on the discontinued projects. Prior to the approval of ALBUNEX by the FDA, certain expenses associated with the manufacturing of the product had been recorded as research and development costs.

     Selling, general and administrative expenses totaled $4.2 million for the nine-month period ended December 31, 1995, as compared to $4.3 million for the same period in 1994. This decrease in the current year is also due to the decision to reduce the Company's staffing in February 1995.

     During the nine-month period ending December 31, 1995, the Company's other expenses totaled $3.1 million as compared to $3.4 million for the same period in the prior year. In the current year period, the Company recorded the following charges: $1.4 related to legal settlements and related costs; $1.0 million related to the write-off of license fees related to technologies no longer being developed; and $667,000 due to the write-down of real estate to be sold. The legal settlement and related costs were the result of the Bracco arbitration. See "Business -- Legal Proceedings." In November 1995, the Company entered into a contract for the sale of the two buildings and underlying land that the Company purchased in December 1993. In anticipation of the sale, the Company wrote-down the carrying value of the buildings by $667,000 to the net amount that it then expected to receive from the sale. The sale of the buildings was completed in March 1996 for $6.5 million after deducting costs related to the sale. During the nine-month period ended December 31, 1994, the Company received a bonus from Mallinckrodt of approximately $3.0 million related to the approval of ALBUNEX for marketing in the United States. Under the terms of the distribution agreement with Mallinckrodt, this bonus was awarded to MBI's employees. As a result, the Company recorded a charge of approximately $3.0 million, included under other expenses. Of this amount, approximately $1.7 million was paid in cash, and the balance represented forgiveness of indebtedness.

     Interest expense for the nine-month periods ended December 31, 1995 and 1994 was $596,000 and $496,000, respectively, and consists primarily of mortgage interest on the Company's manufacturing building. Interest expense increased $100,000 during the current period due to a loan that the Company obtained in May 1994 to finance the purchase of two unimproved buildings and underlying land in December 1993. In March 1996, the loan was restructured into a new note payable in the amount of $6.0 million which bears interest at prime plus 1% and is payable in monthly installments of principal plus interest over five years. The interest rate on the note was 9.25% in March 1996.

     Interest income for the nine-month periods ended December 31, 1995 and 1994 was $812,000 and $930,000, respectively. The decrease in interest income in the current period is due to lower average cash and marketable securities balances.

     No tax benefit has been recognized for the nine-month periods ended December 31, 1995 and 1994 as the Company had fully utilized its operating loss carryback ability in 1993, and realization of future tax benefits from utilization of net operating loss carryforwards is uncertain.

  FISCAL YEAR 1995 COMPARED TO FISCAL YEAR 1994.

     Revenues under collaborative agreements were $15.1 million during the fiscal year ended March 31, 1995 as compared to $5.7 million for the fiscal year ended March 31, 1994. Revenues in both years were the result of milestone payments primarily due to the marketing approval of ALBUNEX in the United States in fiscal year 1995 and in Japan in fiscal year 1994. Of the fiscal 1995 total, $11.8 million were milestone payments which resulted from the marketing approval of ALBUNEX in the United States in July 1994 and approximately $3.0 million resulted from the first commercial shipment of ALBUNEX in the United States in October 1994. The remaining $345,000 was the first year's sales bonus which Mallinckrodt agreed to pay to MBI (discussed above under "Revenues Under Collaborative Agreements"). Of the milestones received for the marketing approval of ALBUNEX, approximately $3.0 million was awarded to company employees as provided in the Company's distribution agreement with Mallinckrodt. Included in fiscal year 1995 are both the income and the offsetting expense associated with the receipt from Mallinckrodt and the subsequent award to employees of these bonuses. The expense related to this distribution is included under other expenses. For fiscal year 1994, the revenues under collaborative agreements were all earned under the Shionogi agreement and consisted primarily of milestone payments ($5.0 million) associated with receiving approval to market ALBUNEX in Japan in October 1993.

     Product revenues were $1.8 million for fiscal year 1995, compared to $1.1 million in the prior year. Product revenues in fiscal year 1995 include $1.1 million earned from Mallinckrodt since the first commercial shipment of ALBUNEX in the United States in October 1994. The remainder of product revenues in fiscal years 1994 and 1995 consist of sales to Shionogi. See "Marketing and License Agreements -- Shionogi & Co., Ltd."

     License fees were $40,000 for fiscal year 1995, compared to approximately $2.0 million in fiscal year 1994. License fee revenues in 1994 include $2.0 million earned in connection with a license agreement granting exclusive marketing and distribution rights for the Company's oral ultrasound agent in Europe. See "Business -- Legal Proceedings." The fees in fiscal year 1995 were royalties related to a non-exclusive license entered into in fiscal year 1993 granting rights for certain of the Company's patents which it is no longer exploiting.

     In fiscal years 1995 and 1994 cost of products sold totaled $1.6 million and $580,000, resulting in gross profit margins of 10% and 45%, respectively. The decrease in gross profit margin percentage is due to the higher proportion of United States sales in 1995 which are currently at a negative margin due to the high amount of fixed overhead and low amount of production volume. Additionally, the gross profit margin for ALBUNEX sales in Japan is higher due to the higher Japanese sales price per unit volume.

     Research and development costs in fiscal year 1995 remained substantially unchanged from fiscal year 1994. Increases in preclinical trials expenses and the amortization of license fees paid by the Company were offset by a decrease in compensation. Increased preclinical trials costs resulted primarily from studies done for FS069. License fee amortization, which is calculated by using the ratio of current contract revenues earned to total expected contract revenues related to the licensed products, increased as a result of increased ALBUNEX development milestones during the year.

     Selling, general and administrative expenses in fiscal 1995 amounted to $5.9 million and was substantially unchanged from the fiscal 1994 total of $5.7 million.

     During fiscal year 1995, the Company received a bonus from Mallinckrodt of approximately $3.0 million related to the approval of ALBUNEX for marketing in the United States. Under the terms of the distribution agreement with Mallinckrodt, this bonus was awarded to MBI's employees. As a result, the Company recorded a charge of approximately $3.0 million, included under other expenses. Of this amount, approximately $1.7 million was paid in cash, and the balance represented forgiveness of indebtedness. Additionally, in fiscal year 1994, the Company agreed without admitting liability to the settlement of a class action complaint against the Company. The Company agreed to pay $3.0 million in cash (of which the Company's directors and officers liability insurer contributed $800,000), and shares of the Company's Common Stock worth $1.5 million (172,414 shares valued at the time of distribution, March 31, 1995) into a settlement fund. The expense related to this settlement and its related costs is included under other expenses in fiscal year 1994.

     Interest expense for fiscal year 1995 and 1994 amounted to $694,000 and $327,000, respectively. Interest expense increased in fiscal year 1995 owing to a note payable which the Company entered into in May 1994 to finance the purchase of two unimproved buildings and underlying land in December 1993. The remainder of the interest in both years consists of mortgage interest on the Company's manufacturing building.

     The decrease in interest income, from $1.9 million in fiscal year 1994 to $1.2 million in fiscal 1995 was due to lower average cash and marketable securities balances as well as lower interest rates.

     No tax benefit has been recognized in fiscal year 1995 or 1994 as the Company had fully utilized its operating loss carryback ability in fiscal year 1993. As of March 31, 1995, the Company had federal and state operating loss carryforwards of approximately $53.3 million and $25.4 million, respectively, and realization of future tax benefits from utilization of net operating loss carryforwards is uncertain.

  FISCAL YEAR 1994 COMPARED TO FISCAL YEAR 1993.

     Revenues earned under collaborative agreements in fiscal years 1994 and 1993 amounted to $5.7 million and $3.4 million, respectively, and were all milestone payments earned under the Shionogi agreement, of which $5.0 million in fiscal year 1994 was associated with receiving approval to market ALBUNEX in Japan in October 1993. See "Marketing and License Agreements -- Shionogi & Co., Ltd."

     Product revenues in fiscal year 1994 were $1.1 million and consisted entirely of sales to Shionogi. There were no product revenues in fiscal year 1993.

     License fees were $2.0 million for fiscal year 1994, compared to $250,000 in the prior year. License fee revenues in fiscal year 1994 included $2.0 million earned in connection with a license agreement for the Company's oral ultrasound agent in Europe. See "Business -- Legal Proceedings." The license fees in fiscal year 1993 were the result of a nonexclusive license entered into granting rights in the United States for certain of the Company's patents which it is no longer exploiting. The Company received an initial license fee of $250,000 in fiscal year 1993 and receives annual license maintenance fees.

     In fiscal year 1994 cost of products sold totaled $580,000, resulting in a gross profit margin of 45% on sale to Shionogi. There were no sales in fiscal year 1993.

     Research and development expense increased $3.5 million or 24% in fiscal year 1994. The increase was due to both additional headcount and increased wages and benefits costs prior to the approval of ALBUNEX for the Japanese market as well as the growth of the Company's research programs for its new contrast agents. Also contributing to this increase was the amortization of license fees paid by the Company, which is based on the timing of ALBUNEX product development milestones.

     Selling, general and administrative costs increased $880,000 or 18% in fiscal year 1994. This increase consisted primarily of additional personnel costs and increased insurance premiums as a result of the settlement of the class action complaint against the Company.

     In fiscal year 1994, the Company agreed to the settlement without admitting liability of a class action complaint against the Company. The expense related to this settlement ($4.1 million) is included under other expenses in fiscal year 1994.

     Interest expense in fiscal year 1994 and 1993 amounted to $327,000 and $340,000, respectively, and consisted of mortgage interest on the Company's manufacturing building.

     The decrease in interest income from $3.1 million in fiscal year 1993 to $1.9 million in fiscal year 1994 was due to lower average cash and marketable securities balances as well as lower interest rates.

     The credit provision in fiscal year 1993 reflects the tax benefit of carrying back the 1993 fiscal year loss to prior years. No tax benefit has been recognized in fiscal year 1994 as the Company had fully utilized its operating loss carryback ability in fiscal year 1993, and realization of future tax benefits from utilization of net operating loss carryforwards is uncertain.

LIQUIDITY AND CAPITAL RESOURCES

     On September 7, 1995, the Company entered into an amended and restated distribution agreement and a related investment agreement with Mallinckrodt which will provide the Company with between $33.0 million and $47.5 million. Under the terms of the agreement, Mallinckrodt is obligated to make payments to the Company totaling $20.0 million over four years to support clinical trials, related regulatory submissions and associated product development of the licensed products, which include, but are not limited to, ALBUNEX and FS069. These payments will be made in 16 quarterly installments of $1.0 million for the first four quarters, $1.25 million for the following eight quarters and $1.5 million for the final four quarters. The payments may be accelerated in the event that the Company's cumulative outlays for clinical trials are in excess of the amounts received at any point in time. However, the quarterly payments may not be postponed. The first three quarterly payments have been received by the Company.

     The amended distribution agreement also provides for potential payments to the Company of up to $14.5 million upon the satisfaction of certain territorial and product development milestones. There can be no assurance, however, that all or any of these milestones will be met.

     In connection with the amended distribution agreement, the Company also entered into an investment agreement on September 7, 1995, whereby Mallinckrodt made an equity investment in the Company by purchasing 1,118,761 unregistered shares of Common Stock for $13.0 million. The price paid by Mallinckrodt, $11.62 per share before related costs, represented a 40% premium over the then-prevailing market price.


     Capital expenditures for facilities, laboratory equipment, furniture and fixtures were $1.9 million for the nine-month period ended December 31, 1995 and $2.5 million, $8.2 million and $1.8 million for fiscal years 1995, 1994 and 1993, respectively. The fiscal year 1994 expenditures consisted primarily of the purchase of two unimproved buildings and the underlying land for $7.1 million. The expenditures in the nine-month period ended December 31, 1995 and in fiscal year 1995 and 1993 consisted primarily of building improvements and equipment for aseptic manufacturing facilities being constructed for the manufacture of ALBUNEX and other products. The Company sold the two unimproved buildings purchased in December 1993. The sale of the buildings was completed in March 1996 for approximately $6.5 million after deducting costs related to the sale. Approximately $4.6 million of the proceeds from the sale was used to pay a note payable, which was subsequently replaced with a $6.0 million note discussed below, and the remainder was added into the Company's working capital.


     In March 1996, the Company entered into a note payable with a bank for $6.0 million. The loan bears interest at a variable rate based upon the bank's prime rate plus one percent and is payable in monthly installments of $100,000 plus accrued interest through March 2001. The loan contains covenants relating to cash flow coverage, minimum cash balances and requires a compensating balance of $3.0 million. The loan is secured by the tangible assets of the Company.


     The Company is currently engaged in a dispute with Shionogi. In April 1996, the Company and Shionogi filed cross-demands for arbitration of their respective claims against each other. The Company is seeking in excess of $45 million in compensatory and consequential damages plus punitive damages for Shionogi's breach of the MBI-Shionogi license and cooperative development agreement. Shionogi is seeking in excess of $37 million plus punitive damages on its claim that MBI has breached the agreement. The Company's dispute with Shionogi may have the effect of interrupting or suspending sales of ALBUNEX in Japan (approximately $250,000 in revenue to the Company for the fiscal year ended March 31, 1996), of further delaying the marketing of ALBUNEX in South Korea and Taiwan, and of further delaying the development of FS069 throughout Shionogi's territory, and carries with it the risk of monetary damages being awarded against the Company. See "Business -- Legal Proceedings."


     The Company currently leases one of its operating facilities in San Diego. The lease requires aggregate payments of approximately $3.9 million through fiscal year 2003.

     At December 31, 1995, the Company had net working capital of $25.7 million compared to $20.9 million at March 31, 1995. Cash, cash equivalents and marketable securities were $21.1 million at December 31, 1995 compared to $19.7 million at March 31, 1995. For the next several years, the Company expects to incur substantial additional expenditures associated with product development. The Company anticipates that its existing resources, including the proceeds of the Offering and interest thereon, plus payments under its existing collaborative agreements, will enable the Company to fund its operations for at least the next 24 months. The Company continually reviews its product development activities in an effort to allocate its resources to those products that the Company believes have the greatest commercial potential. Factors considered by the Company in determining the products to pursue may include but are not limited to the projected markets, potential for regulatory approval, technical feasibility and estimated costs to bring the product to the market. Based upon these factors, the Company may from time to time reallocate its resources among its product development activities. The Company may pursue a number of options to raise additional funds, including borrowings; lease arrangements; collaborative research and development arrangements with pharmaceutical companies; the licensing of product rights to third parties; or additional public and private financing, as capital requirements change as a result of strategic, competitive, technological and regulatory factors. There can be no assurance that funds from these sources will be available on favorable terms, if at all.

     The Company believes that inflation and changing prices have not had a material effect on operations for the nine-month period ended December 31, 1995 and the fiscal years 1995, 1994 and 1993 and that the impact of government regulation on the Company is not materially different from the impact on other similar enterprises.

                                    BUSINESS

     Except for the historical information contained herein, the discussion in this Prospectus contains forward-looking statements that involve risks and uncertainties. The Company's actual results could differ materially from those discussed here. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in this "Business" section and in "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

GENERAL

     Molecular Biosystems, Inc. ("MBI" or the "Company") is a leader in the development, manufacture and sale of ultrasound contrast imaging agents. These contrast agents are used to improve the real-time images of organs and body structures, especially the heart, obtained through ultrasound examinations. MBI's products are designed to increase the diagnostic usefulness of ultrasound examinations through enhanced visualization of structures and vasculature, and to reduce the need for diagnostic procedures that may be more expensive, time-consuming, or invasive. MBI's first product, ALBUNEX, is the first and only ultrasound contrast agent approved for marketing by the United States Food and Drug Administration ("FDA"). ALBUNEX is used to detect heart disease by assessing blood flow within the heart chambers and identifying the location of the chamber borders and the movement of the chamber walls ("cardiac function"). MBI's second-generation product, FS069, is currently in Phase 3 clinical trials for the cardiac function indication and in Phase 2 clinical trials to evaluate its efficacy in determining whether the heart muscle is receiving an adequate blood supply ("myocardial perfusion"). The Company believes that this information will enable cardiologists to diagnose heart attacks and coronary artery disease more accurately and safely than is currently feasible. The Company is also conducting preclinical studies using FS069 to detect abnormalities in other organs, such as the liver and kidney.

     Ultrasound imaging is a widely-used and cost-effective technique to examine soft tissues, internal body organs and blood flow. Ultrasound systems use low-power, high-frequency sound waves that are reflected by tissues and fluids to produce real-time images. Over 49 million ultrasound imaging procedures were performed in the United States in 1994, of which approximately 12.5 million procedures were used to examine the heart ("echocardiograms"). Unlike other imaging modalities, such as magnetic resonance imaging, computed tomography and nuclear imaging, ultrasound imaging procedures could not be performed with contrast agents to enhance images until the approval of ALBUNEX. Non-contrast ultrasound, while very good in delineating anatomy, often results in poor image quality and is unable to demonstrate actual blood flow.

     MBI's contrast agents are designed to enhance existing ultrasound procedures by improving their ability to image blood flow and by providing clearer images of body structures and organs. ALBUNEX and FS069 consist of human albumin microspheres made using MBI's patented process. The microspheres are injected intravenously into the bloodstream and transported to the heart and other organs. Because the microspheres are highly reflective to the ultrasound beam, organs and structures containing blood will appear brighter and clearer than they would in the absence of the contrast agent. Albumin is a protein naturally found in human blood and has been used for many years as a blood expander. ALBUNEX, which has been marketed since October 1993, has been given to over 10,000 patients with no clinically significant side effects, and FS069 has exhibited a safety profile in clinical studies equivalent to that of ALBUNEX.

     ALBUNEX permits cardiologists to see blood flow in the chambers of the heart and the motion of the heart muscle using ultrasound. Cardiologists are particularly interested in the chamber of the heart called the "left ventricle," which pumps oxygenated blood arriving from the lungs to all other parts of the body. In approximately 10-15% of patients undergoing an echocardiogram, the wall of the left ventricle (the "endocardial border") cannot be detected or its location appears ambiguous on the ultrasound image. When ALBUNEX enters the left ventricle, however, the endocardial border can be visualized because of the reflectivity of the ALBUNEX microspheres in the blood. When the endocardial border is visible, cardiologists can observe its motion and may be able to infer cardiac function, which is critical in diagnosing cardiac disease, including damage from a heart attack. While ALBUNEX is able to enter the heart chamber, it has a relatively short circulation time in the body and thus is not able to enter the heart muscle in quantities sufficient to be detected by ultrasound. Without an agent that will enter the heart muscle, cardiologists are not able to use ultrasound imaging directly to determine myocardial perfusion.

     FS069 is designed to permit cardiologists to evaluate myocardial perfusion. Unlike ALBUNEX, which is air-filled, FS069 microspheres contain an insoluble gas, perfluoropropane. Because of their composition, FS069 microspheres remain in the bloodstream for more than five minutes, as opposed to 35-40 seconds in the case of ALBUNEX. As a result, FS069 is able to perfuse into tissues, including the heart muscle, highlighting areas of normal and abnormal blood flow. The Company believes that if its clinical trials for myocardial perfusion are successful, FS069 will provide important diagnostic benefits, including detecting areas of the heart muscle compromised due to coronary artery stenosis as well as detecting the lack of blood flow in the heart muscle resulting from a complete occlusion of a coronary artery (heart attack). The Company believes that FS069 may have much greater market potential than ALBUNEX because of the greater diagnostic importance of the indications for which it may be suitable (such as myocardial perfusion).

     MBI completed enrollment in its Phase 3 clinical trials for FS069 for cardiac function in March 1996, and expects to file for approval for this indication by the end of 1996. For myocardial perfusion, Phase 1 safety and preliminary efficacy studies were completed in July 1995. In March 1996, the Company announced that preliminary analysis of Phase 2 results indicated a 92% concordance between diagnoses of patients with known or suspected heart disease made using dipyridamole-stress nuclear imaging, the current perfusion "gold standard" and dipyridamole-stress harmonic ultrasound imaging using FS069. The Company believes that the use of FS069 in routine diagnostic as well as emergency room procedures may significantly reduce the overall cost of patient care by substituting ultrasound for more expensive diagnostic methods such as nuclear imaging and by enabling more accurate screening of patients to determine whether follow-up diagnostic or surgical procedures are required.

     MBI is also developing an oral ultrasound agent, ORALEX, which may be used to image the abdominal area for stomach lesions and pancreatic tumors. ORALEX is currently in Phase 2 clinical trials.

     MBI is collaborating with Mallinckrodt Medical, Inc. ("Mallinckrodt") in the development and commercialization of ALBUNEX and FS069. Mallinckrodt is one of the world leaders in the marketing of contrast imaging agents, with 1995 contrast imaging agent sales of approximately $675 million. The Company has granted Mallinckrodt exclusive marketing rights to ALBUNEX and FS069 in the United States and certain other territories. The relationship began in 1988 with the execution of distribution and investment agreements pursuant to which Mallinckrodt paid the Company $30.0 million.

     The Company and Mallinckrodt expanded their original agreement in September 1995 to increase the geographic scope and to extend the exclusivity of Mallinckrodt's marketing rights. Mallinckrodt at that time also made a $13.0 million equity investment in MBI and committed $20.0 million to the clinical development of FS069 and related projects. MBI may receive up to an additional $14.5 million upon meeting certain territorial and product development milestones.

     Under the distribution agreement, the Company is responsible for manufacturing the licensed products for Mallinckrodt and is generally entitled to payments of 40% of net product sales. The Company is responsible for conducting clinical trials and securing regulatory approvals of the licensed products in the United States for cardiac indications. Mallinckrodt is responsible for conducting clinical trials and securing approvals of the licensed products in the United States for non-cardiac indications and is responsible for conducting all clinical trials and securing approvals in the other countries in Mallinckrodt's territory.

BUSINESS STRATEGY

     The Company's objective is to remain a world leader in the development and commercialization of contrast imaging agents. MBI intends to achieve this objective by implementing the following strategy.

     Develop FS069 for Multiple Indications. MBI's primary clinical developmental objective is to gain regulatory approval in the United States and abroad for FS069 for the diagnosis of multiple cardiac indications, such as cardiac function and myocardial perfusion. Thereafter the Company intends to expand the application of FS069 by seeking approval for non-cardiac (radiology) indications. The Company believes that the extensive knowledge that it and Mallinckrodt have gained through the marketing of ALBUNEX regarding the requirements of the medical and third-party payor communities may allow for the more rapid and effective commercialization of FS069 and future products.

     Maximize the Commercial Value of ALBUNEX. MBI and Mallinckrodt will continue to collaborate to maximize the acceptance of ALBUNEX in the medical community and among third-party payors. The Company is working with Mallinckrodt to identify and exploit the markets and uses for which ALBUNEX is best suited, including stress echo, fallopian tube patency and other applications. See "Products and Markets -- ALBUNEX."

     Demonstrate Cost-Effectiveness. The Company and Mallinckrodt will continue to design studies to demonstrate the overall cost-effectiveness of using the Company's ultrasound contrast agents. The Company believes that such studies may establish that use of ALBUNEX, FS069 and ORALEX can significantly reduce the overall cost of patient care by substituting ultrasound for more expensive modalities, and by enabling more accurate screening of patients to determine whether follow-up diagnostic or therapeutic procedures are required.

     New Product Development. The Company has established significant clinical, regulatory and manufacturing expertise in the development of ALBUNEX and FS069. The Company intends to utilize this expertise in the development of new, proprietary imaging products.

INDUSTRY BACKGROUND

  NON-ULTRASOUND IMAGING TECHNIQUES

     Since the discovery of x-rays, medical imaging has been used extensively to diagnose and guide the treatment of diseases and injuries to internal organs. Medical imaging can be used to identify high-risk patients, to make initial diagnoses, to confirm diagnoses based on other information, to formulate treatment plans, and to evaluate the effectiveness of treatment and detect the recurrence of a medical problem. Generally, imaging improves patient care and lowers health care costs by enabling the detection of disease or abnormal structures not apparent by routine physical examination.

     There are a variety of medical imaging methods, or "modalities," available to the physician. The choice of modality by the physician depends on a number of factors, including the part of the body to be imaged, the suspected condition to be investigated, the cost of the procedure, the diagnostic usefulness of the image and the condition of the patient. Other important factors in determining the selection of a modality are the availability of equipment and trained operators and the ability to schedule time on the equipment. The major non-ultrasound modalities are:

     Computed Tomography ("CT"). CT employs x-rays aimed into the body from several different angles to create a computerized static "snapshot" image of soft tissue and bones. CT is used extensively to image the head and neck for injury and disease, and is also used to detect liver cancer and other hepatobiliary diseases. CT may employ injectable contrast agents which absorb x-rays and thereby enhance structural imaging. In 1994, approximately 21.1 million CT examinations were performed in the United States, approximately 44% of which employed a contrast agent. While CT is effective in revealing anatomic detail, it is expensive, does not generally provide real-time images or permit the assessment of blood flow, and exposes patients to radiation. CT is rarely used to image the heart.

     Conventional X-ray. Familiar procedures such as chest x-rays and mammograms use x-rays aimed from only a single angle and do not require computer reconstruction to create an image. In 1994, approximately 5.2 million abdominal x-rays performed in the United States employed barium as a contrast agent to examine the gastrointestinal system. Conventional x-ray is not used to assess heart function.

     Magnetic Resonance Imaging ("MRI"). MRI creates an image by exposing the body to a radio frequency pulse to which the body's hydrogen atoms respond in a way detectable by the MRI equipment. This information is analyzed by computer and a cross-sectional image is produced. MRI is used primarily to image soft tissues in order to detect tumors, lesions, and injuries. An accurate image is produced, but as with CT, the images are not real-time. In addition, MRI does not generally provide information on blood flow or perfusion of blood into organs and tissues, and is not used to image the heart. In 1994, approximately 7.4 million MRI procedures were performed in the United States, approximately 29% of which used a contrast imaging agent. In 1994, MRI equipment cost up to $2 million.

     Nuclear Imaging. Nuclear imaging requires the injection of radioactive substances into the body. It is typically preceded by a stress echo exam. The radiation is detected by a special camera and analyzed by computer, resulting in a static image that does not depict blood flow. Great care is required in the handling and disposal of radioactive contrast agents. It is used primarily to detect cardiovascular disease, malignancies and soft-tissue tumors. It is also the current "gold standard" used to detect myocardial perfusion. Approximately
9.1 million nuclear imaging procedures were performed in the United States in 1994, approximately 2.5 million of which were cardiac perfusion studies. In 1994, the median Health Care Finance Administration ("HCFA") reimbursement rate for a nuclear cardiac exam was $850, excluding the cost of any preceding echocardiogram.

     X-ray Angiography. Angiography is used to visualize real-time blood flow in the body's vasculature in order to determine the presence of blockages or occlusions in the vessels leading to the heart prior to performing bypass surgery or balloon angioplasty. A catheter is inserted into a vessel or directly into the heart chamber and a contrast agent that is visible using special x-ray detection equipment is injected. This procedure requires a specially-equipped laboratory. It is effective in locating blockages and occlusions, but it is expensive, invasive, and exposes the patient to x-ray radiation. In 1994, approximately 4.5 million angiographic examinations were performed in the United States, with a median HCFA reimbursement rate for a heart angiogram and catheterization procedure of approximately $2,000, excluding the cost of any preceding echocardiogram.

  ULTRASOUND IMAGING

     Ultrasound employs low-power, high-frequency sound waves which are directed at the organ to be imaged by placing a generating instrument called a "transducer" on the body near the organ. The sound waves are reflected off of the organ or tissue back to the ultrasound machine. The ultrasound machine reads the reflected sound waves and produces a cross-sectional real-time "moving picture" image of the targeted organ. Ultrasound is used to image the heart, liver, kidneys, gall bladder, pancreas, other abdominal structures, blood vessels, and the reproductive system, and is also being investigated for use with brain and breast examinations. Cardiac ultrasound examinations are called "echocardiograms." Non-cardiac diagnostic ultrasound examinations are referred to as "radiology" indications or applications. The strengths of ultrasound include:

     - Price. Ultrasound is a relatively inexpensive procedure. In 1994, the HCFA reimbursement rate for a typical echocardiogram was approximately $570, while that for a cardiac exam using nuclear imaging was approximately $850. A heart angiogram and catheterization cost approximately $2,000. The average cost of an ultrasound machine was $120,000, while the average cost of nuclear imaging equipment was approximately $450,000.

     - Large Installed Base. There is a large installed base of ultrasound machines throughout the world. In 1994, there were approximately 55,000 machines installed in the United States. Several large manufacturers such as Hewlett-Packard, ATL, Acuson and Toshiba compete in the ultrasound hardware market.

     - Real-Time Images. Unlike the other imaging modalities (with the exception of x-ray angiography), ultrasound creates a "moving picture" of the targeted organ. The organ under study may be safely examined over any period of time selected by the physician. This feature is especially important in heart examinations, where the dynamics of the beating heart are of diagnostic importance to the cardiologist.

     - Safety. The sound waves employed by ultrasound have no noticeable medical effect on the body. The same organs or sections of the body may be imaged repeatedly for long periods of time with no adverse effects. Ultrasound is routinely used in fetal examinations.

     - Ease of Use. Ultrasound exams are relatively simple to perform and require little patient preparation. Unlike machines used for MRI, CT, nuclear imaging and x-ray angiography, ultrasound machines are compact and mobile and do not require specially-equipped facilities or housing.

     Although ultrasound is a widely-used imaging modality, the visual clarity of non-contrast-enhanced ultrasound images is generally inferior to that obtainable using certain of the other modalities. With each of the other modalities, contrast agents are frequently used, and in nuclear imaging and x-ray angiography, an imaging agent is required to create the images. Until the introduction of ALBUNEX, no imaging agents were available in the United States for use with ultrasound.

     "Conventional" ultrasound imaging sends and receives sound waves at a single frequency; this is called the "fundamental" frequency. The Company's products are being tested with new ultrasound techniques which may find acceptance in diagnostic imaging over the next several years. The most significant of these new techniques is "harmonic imaging." Researchers have discovered that if the ultrasound machine's transducer is modified to read the sound waves returning from the imaged area at a multiple ("harmonic") of the outgoing fundamental frequency, and if a contrast agent is used, the resulting image can provide more complete information on blood flow and structures in the scanned area than is available with a standard ultrasound exam. This is because the microspheres generate a harmonic signal significantly stronger than that generated by the tissue, resulting in a significantly enhanced signal-to-noise ratio. No ultrasound machines employing harmonic imaging are currently commercially available.

PRODUCTS AND MARKETS

  ALBUNEX AND FS069 MICROSPHERE TECHNOLOGY

     Both ALBUNEX and FS069 are ultrasound contrast imaging agents consisting of gas-filled human albumin microspheres manufactured using MBI's proprietary process. They are injected into an arm vein and pass through the bloodstream to the right atrium and ventricle of the heart, where they are pumped through the lungs and into the left atrium and ventricle of the heart. The left ventricle is the chamber of the heart that pumps oxygenated blood arriving from the lungs out to the rest of the body and is the portion of the heart that is of the greatest clinical interest in the diagnosis of heart disease.

     ALBUNEX microspheres are air-filled, while FS069 microspheres are filled with an insoluble gas, perfluoropropane. The use of ALBUNEX and FS069 as ultrasound imaging contrast agents relies on the greater acoustic reflectivity of the microspheres relative to blood, which does not reflect sound waves well and is effectively invisible to ultrasound imaging, and relative to the tissues to which the blood carries the microspheres. Areas where ALBUNEX or FS069 are present will appear brighter and clearer than areas where no agent is present. The contrast effect between the blood containing the microspheres and the surrounding tissues enhances the ability to detect blood flow using ultrasound imaging and permits the resolution of subtle differences in the density of the target tissue structures.

     ALBUNEX consists of a 5% albumin solution (in saline) in which the air-filled microspheres are suspended. Human albumin is a protein extracted from human blood which has been used as a blood expander for many years. ALBUNEX is compatible with the human body and is rapidly metabolized by the liver, and has been given to over 10,000 patients worldwide with no clinically significant side effects. FS069, which uses a 1% albumin solution, has exhibited a safety profile in clinical studies equivalent to that of ALBUNEX.

  ALBUNEX

     ALBUNEX is the first and only ultrasound contrast imaging agent approved by the FDA. It was approved for marketing in the United States in August 1994 for intravenous use to assess cardiac function in suboptimal (diagnostically inconclusive) echocardiograms. ALBUNEX was approved for marketing in Japan in October 1993 and launched shortly thereafter by Shionogi. In February 1996 the Committee for Proprietary Medicinal Products of the European Agency for the Evaluation of Medicinal Products recommended the approval of ALBUNEX (as developed by MBI's former marketing partner Nycomed) for marketing authorization in the European Union. See "Marketing and License Agreements" and "Government Regulation."

     In 10-15% of the echocardiograms performed annually in the United States, the location of the wall of the left ventricle, or "endocardial border," cannot be satisfactorily visualized or its location appears ambiguous. When sufficient numbers of ALBUNEX microspheres reach the left ventricle, the acoustical reflectivity of ALBUNEX in the chamber permits the endocardial border to be seen by defining the walls of the chamber, or "endocardial border delineation." This delineation in turn permits visualization of the movement of the walls of the chamber as the heart beats, or "regional wall motion." Information regarding endocardial border delineation and regional wall motion are important for diagnostic purposes. If the chamber walls appear thicker than normal or are not moving normally, it is a potential indicator that the surrounding heart muscle is not receiving sufficient blood or is abnormal in some other way, which, in turn, may indicate an infarction (heart attack), stenosis (partial blockage of an artery) or other abnormal condition.

     Stress Echo. ALBUNEX is effective in assessing endocardial border definition and regional wall motion in only approximately 60% of patients with cardiovascular disease and other cardiac conditions when administered under resting conditions. The Company believes that ALBUNEX improves the assessment of cardiac function in a significantly greater percentage of patients in "stress echo" exams. A "stress echo" exam is an echocardiogram in which the patient is subjected to a treadmill or other stimulus that increases his or her heart rate. The Company believes that the enhanced efficacy of ALBUNEX using stress echo is explained by the faster passage of ALBUNEX through the lungs to the left ventricle in the course of a stress echo exam which allows more ALBUNEX microspheres to reach the heart chamber.


     Approximately 900,000 stress echo exams were performed in the United States in 1994, of which approximately 15-20% resulted in suboptimal images. The Company believes that Mallinckrodt will begin a post-approval study in 1996 with 300-500 patients to assess the cost-effectiveness of using ALBUNEX in all stress echo exams. This pharmacoeconomic study would be designed to determine whether the increased cost of using ALBUNEX routinely in stress echo exams will be exceeded by the savings realized through eliminating additional, more expensive diagnostic procedures when they otherwise appear to be warranted by false-positive or inconclusive readings of the stress echo exams.


     Fallopian Tube Patency. MBI and Mallinckrodt have identified fallopian tube patency ("FTP") as a promising radiology application for ALBUNEX. Physicians attempting to diagnose female infertility must determine whether the fallopian tubes are patent (open) or occluded (blocked). The two primary procedures used to assess FTP are hysterosalpingography ("HSG") and chromolaparoscopy. HSG involves the injection of an x-ray contrast agent or dye into the uterus to allow observation and evaluation by x-ray of the flow through the fallopian tubes. This procedure exposes the patient to radiation, which may cause an adverse reaction, and also frequently requires sedation or anesthesia. If HSG is inconclusive, a chromolaparoscopy may be ordered. This procedure exposes the patient to the risk of bleeding, infection, injury to internal structures, and reaction to the anesthetic.


     ALBUNEX may permit the use of ultrasound imaging to assess FTP, potentially avoiding both surgery and the introduction of radiation into the patient's reproductive system. Mallinckrodt is currently evaluating the results of its Phase 3 clinical trials of ALBUNEX in the United States for FTP, and the Company believes that Mallinckrodt will file for FDA approval during the second half of 1996.


  FS069

     FS069 consists of perfluoropropane-filled albumin microspheres of approximately the same size and concentration as ALBUNEX. Because perfluoropropane is insoluble in blood, FS069's microspheres have greater durability and remain intact in the bloodstream for over 5 minutes, versus 35 to 40 seconds for ALBUNEX. This greater durability permits more of the microspheres to pass from the right side of the heart, through the microvasculature of the lungs, and into the left side of the heart. As a result, FS069 is superior to ALBUNEX in its ability to measure endocardial border delineation and regional wall motion using ultrasound. More importantly, the durability of the FS069 microspheres allow them to circulate into the heart muscle, thus permitting the assessment of myocardial perfusion using ultrasound.

     Cardiac Function. The Company believes that FS069 will be more effective than ALBUNEX in visualizing blood flow in the chambers of the heart, including the delineation of endocardial borders and the assessment of regional wall motion. The Company expects that its clinical studies will demonstrate a high success rate for this indication in cases of suboptimal chamber wall imaging in both stressed and non-stressed patients. The Company believes that this level of efficacy will be achieved at a much lower dose than is required for ALBUNEX, with an equivalent safety profile. The Company has completed enrollment for its Phase 3 clinical studies using FS069 for cardiac function.

     Myocardial Perfusion. Clinical studies indicate that the longer circulation time of FS069's perfluoropropane filled microspheres allows a physician to assess myocardial perfusion using ultrasound. The Company conducted a Phase 1 safety study which demonstrated a safe dosing range of many times the expected efficacious dose and also showed myocardial perfusion in healthy patients using a dose as low as 0.5 cc, versus 10-20 cc for an efficacious dose of ALBUNEX to assess cardiac function. Preliminary analysis of Phase 2 results indicated a 92% concordance between diagnoses of patients with known or suspected heart disease made using dipyridamole-stress nuclear imaging, the current perfusion "gold standard," and dipyridamole-stress harmonic ultrasound imaging using FS069. The Company's remaining Phase 2 and future Phase 3 studies will be designed to evaluate, among other things, myocardial perfusion in cardiac patients using ultrasound at both fundamental and harmonic frequencies.

     Myocardial perfusion is important because it provides oxygenated blood to the heart muscle. If FS069 is not detected in a portion of the heart muscle, or not detected with the expected level of intensity, it means that a portion of the muscle is not receiving enough blood ("ischemia"). This finding may be diagnostic of several conditions, including coronary arterial stenosis and myocardial infarction.

     The ability rapidly to assess the condition of the heart using FS069 may also prove efficacious and cost-effective in the emergency room and in the subsequent treatment of heart attacks. For example, a patient arriving at the emergency room complaining of chest pain may be quickly assessed using ultrasound with FS069. If no perfusion defect is seen in the heart, a myocardial infarction may be ruled out. Where a perfusion defect is detected using FS069, the Company believes that information regarding its severity, size and location may assist the physician in determining the patient's condition. A patient with an extensive infarction may be sent immediately for an angiogram and even emergency angioplasty. A patient with a less severe infarction may be given a thrombolytic (clot-dissolving) agent. This patient may then undergo an additional FS069 echocardiogram to see whether the affected area of the heart muscle has reperfused; that is, whether the thrombolytic agent was successful in treating the condition. If the FS069 echocardiogram shows that the muscle has reperfused, the physician would not have to order any additional emergency procedures and conventional treatment might begin. Subsequent FS069 echocardiograms may be used to assess the effectiveness of the post-emergency-room treatment; for example, how the heart muscle has responded to different medications, changes in diet, exercise program, weight loss and other therapies.

     The Company believes that the assessment of myocardial perfusion may also be important in screening high-risk patients prior to general surgery or other potentially stressful treatment regimens. For example, a surgeon may wish to assess whether an elderly or weakened patient is capable of surviving the particular surgery or treatment without a cardiac incident. An FS069 echocardiogram may be safely administered to assist the physician in making this determination.

     Radiology Indications. The stability of the FS069 microspheres renders the product potentially suitable for a much greater range of indications than ALBUNEX. In preclinical studies, FS069 has been shown to perfuse the liver, permitting the detection of tumors and lesions using ultrasound. Preliminary animal studies have shown FS069 is able to perfuse the kidneys, ovaries, prostate, testes and peripheral intracranial vessels. Clinical studies are planned to evaluate the use of FS069 in the detection of liver pathology relative to the current imaging "gold standard" for analyzing liver pathology.

     FS069 enjoys several other potential advantages. In clinical studies, FS069 has achieved greater efficacy at a fraction of the dose of ALBUNEX required for the assessment of cardiac function. The Company expects that this low dosage will make FS069 attractive to the patient as well as the doctor. In addition, FS069 uses a 1% albumin solution, compared to a 5% albumin solution required for ALBUNEX. The lower dose required and the lesser amount of albumin used may lower MBI's per-unit manufacturing cost and may allow for the production of more doses of FS069 than ALBUNEX using equivalent manufacturing capacity. The stability of the FS069 microsphere also makes the product easier to manufacture than ALBUNEX.

  ORALEX

     The Company is developing ORALEX, an oral ultrasound contrast agent intended to enhance images of the abdomen, including the small bowel, stomach lining and structures adjoining the stomach, in particular the pancreas.

     Gas in the stomach interferes with ultrasound images of the abdominal area by reflecting nearly all of the sound waves. If the ultrasound "noise" caused by this gas can be removed, the stomach wall can be more effectively visualized and the stomach itself can become an "acoustic window" to organs next to it which are difficult to visualize, such as the pancreas. ORALEX is a polydextrose solution which is administered orally and which displaces gas in the stomach for up to 30 minutes. This period of displacement is sufficient to permit effective ultrasound imaging. The Company is evaluating the use of ORALEX to make ultrasound imaging as useful for diagnostic purposes as costlier and more complex procedures such as CT and more invasive procedures such as endoscopy.

     The ability to view the pancreas is of particular interest to physicians because pancreatic cancer is very difficult to detect at an early stage, and current imaging modalities are not effective for this purpose. By the time pancreatic cancer tumors are sufficiently large to be detected using CT, for example, the cancer has progressed to the point where the patient's condition is terminal. In 1993, there were approximately 25,000 deaths in the United States from pancreatic cancer.

     ORALEX is presently in a Phase 2 safety and efficacy study. This study, which is expected to be completed by the end of 1996, is designed to evaluate the use of ORALEX for the visualization of the stomach lining and the early detection of pancreatic disease. An earlier Phase 1 study did not reveal any clinically significant side effects.

     The Company is seeking a new marketing and development partner for ORALEX. See "Business -- Legal Proceedings." Because of the Company's primary commitment to ALBUNEX and FS069, it has determined that it will begin Phase 3 clinical trials for ORALEX only when it has found a collaborative partner to fund a significant portion of the necessary clinical and regulatory activities. The Company is in active discussions with several companies that have expressed interest in ORALEX.

  OTHER RESEARCH AND DEVELOPMENT

     The Company's research and development activities seek improvements to existing products and development of new contrast agents. The Company also continues to develop process improvements to secure the efficient supply of its products for developmental and commercial use.

     The Company has identified a non-ultrasound imaging agent employing iodinated triglycerides ("ITG") to target hepatocytes (liver cells) to provide a site-specific contrast agent for CT, which is not effective in identifying the very early stages of liver cancer even with the use of traditional iodinated x-ray contrast agents. The Company believes that ITG may have the potential to be a contrast agent that would make consistent early identification by CT possible. The Company holds an exclusive license from the University of Michigan for patents relating to the ITG technology which requires the Company to exercise diligence in the development and commercialization of ITG. In view of this contractual requirement, if the Company does not enter into a collaborative development relationship with a partner and determines that it will no longer invest its own resources in the development of ITG, the Company's license from the University of Michigan will terminate. At present, the Company continues to develop the product and a large pharmaceutical company is evaluating the product for licensing and further development.

MARKETING AND LICENSE AGREEMENTS

     Mallinckrodt Medical, Inc. MBI's distribution agreement with Mallinckrodt forms the basis of its product development and marketing program for ALBUNEX and FS069.

     In December 1988, the Company entered into a distribution agreement with Mallinckrodt granting it the exclusive marketing and distribution rights for ALBUNEX and gas-filled albumin microspheres in North and South America. Mallinckrodt paid the Company $6.0 million and agreed to pay the Company a further $21.0 million based on the successful completion of certain product development and regulatory milestones. Mallinckrodt also paid the Company $3.0 million for 181,818 unregistered shares of the Company's Common Stock. Under the distribution agreement, the Company is responsible for conducting clinical trials and securing regulatory approvals of the licensed products in the United States for cardiac indications, and Mallinckrodt is responsible for conducting clinical trials and securing regulatory approvals in the United States for non-cardiac indications and is responsible for conducting all clinical trials and securing approvals in the other countries in Mallinckrodt's territory. The Company manufactures all licensed products for sale to Mallinckrodt at a price generally equal to 40% of Mallinckrodt's quarterly average selling price to end users. If the Company declines to manufacture ALBUNEX or FS069 for Mallinckrodt because the quarterly average selling price falls below a level specified in the Company's distribution agreement with Mallinckrodt or the proposed initial price in a new market or for a new indication is below the specified level, or if the Company is unable to manufacture ALBUNEX or FS069 in sufficient quantities to satisfy Mallinckrodt's orders on a timely basis, Mallinckrodt may exercise certain contingent manufacturing rights. MBI will receive a royalty of 5-10% on Mallinckrodt's sales of ALBUNEX or FS069 which Mallinckrodt has manufactured. The distribution agreement lasts for the life of the licensed patents and, prior to amendment in September 1995, granted Mallinckrodt exclusive rights for five years following the first commercial sale of ALBUNEX in the United States, after which MBI was granted the assignable right to co-market the licensed products. In accordance with the distribution agreement, the Company undertook to acquire license rights from a third party to a United States patent for certain related technology. The Company acquired these rights in February 1991, and in connection with this acquisition the Company and Mallinckrodt agreed to pay royalties to the licensor of 0.8% and 1.2%, respectively, on the net sales of ALBUNEX in the United States.

     The Company's relationship with Mallinckrodt was strengthened and expanded in September 1995 when the parties entered into an amended distribution agreement. The amended agreement expands the geographic scope of Mallinckrodt's exclusive right to market the licensed products to include all of the countries of the world other than those covered by the Company's license agreements with Shionogi and Nycomed and extends the duration of Mallinckrodt's exclusive rights to the later of July 1, 2003 or three years after the date that the Company obtains approval from the FDA to market FS069 for an intravenous myocardial perfusion indication. Mallinckrodt agreed to pay the Company $20.0 million over four years beginning in October 1995 to support clinical trials of FS069, related regulatory submissions and associated product development and to pay up to an additional $14.5 million upon the satisfaction of certain territorial and product development milestones. Under a related investment agreement, Mallinckrodt purchased 1,118,761 shares of the Company's Common Stock for $13.0 million at a premium of 40% above the then-prevailing market price. The amended distribution agreement requires the Company to spend at least $10.0 million for clinical trials to support regulatory filings with the FDA for cardiac indications of FS069. The Company's expenditures will be made in accordance with the directions of a joint steering committee which the Company and Mallinckrodt have established in order to coordinate the development and regulatory approval of FS069.

     In addition, the amended distribution agreement grants the Company the option to repurchase all of the shares of the Company's Common Stock that Mallinckrodt purchased under the related investment agreement for $45.0 million, subject to various price adjustments. This option is exercisable from the later of July 1, 2000, or the date that the FDA approves FS069 for a myocardial perfusion indication, through the later of the third anniversary of such approval or June 30, 2003. If the Company exercises this option, the Company or its assignee may co-market licensed products in all of the countries covered by the amended distribution agreement.

     Shionogi & Co., Ltd. In March 1989, the Company entered into a license and cooperative development agreement with Shionogi, of Osaka, Japan. Under this agreement, the Company granted Shionogi exclusive marketing and distribution rights for ALBUNEX and other gas-filled albumin microsphere products in Japan, Taiwan and South Korea. Shionogi paid the Company $10.0 million and agreed to pay a further $21.0 million (of which $13.0 million has been received as of the date of this Prospectus) over the next several years based on Shionogi's successful completion of certain product development and regulatory milestones. Under the agreement as amended, the Company manufactures the ALBUNEX to be marketed and distributed by Shionogi for which Shionogi pays MBI 30% of the product price to end users. The agreement extends until the later of expiration of the last to expire of the licensed patents or 15 years after the date that ALBUNEX was first offered for sale in Japan. Shionogi's rights are exclusive through October 1999, after which the Company has the assignable right to co-market the licensed products in Shionogi's territory, subject to Shionogi's right of first refusal to match the terms of any proposed transaction with an assignee of those rights.



     The Company is currently engaged in a dispute with Shionogi. In April 1996, the Company and Shionogi filed cross-demands for arbitration of their respective claims against each other. The Company is seeking in excess of $45 million in compensatory and consequential damages plus punitive damages for Shionogi's breach of the MBI-Shionogi license and cooperative development agreement. Shionogi is seeking in excess of $37 million plus punitive damages on its claim that MBI has breached the agreement. The Company's dispute with Shionogi may have the effect of interrupting or suspending sales of ALBUNEX in Japan (approximately $250,000 in revenue to the Company for the fiscal year ended March 31, 1996), of further delaying the marketing of ALBUNEX in South Korea and Taiwan, and of further delaying the development of FS069 throughout Shionogi's territory, and carries with it the risk of monetary damages being awarded against the Company. See "Business -- Legal Proceedings."


     Nycomed Imaging AS. In December 1987, the Company entered into a license agreement with Nycomed's predecessor, Nycomed AS, of Oslo, Norway. Under this agreement, the Company granted Nycomed exclusive developmental, manufacturing, and marketing rights for ALBUNEX and other gas-filled albumin microsphere ultrasound imaging agents in the territory comprising Europe, the former Soviet Union, Africa and the Middle East. India was later added to this territory. While Nycomed performed substantial manufacturing and clinical development work on ALBUNEX (called "Infoson" by Nycomed), the Company and Nycomed concluded that their respective strategic interests were best served by the Company's reacquisition of Nycomed's product rights, and in October 1995 the parties entered into an amendment of their agreement that effectively returned these rights to the Company. The Company agreed to pay Nycomed $2.7 million plus 45% of any amounts in excess of $2.7 million that the Company receives in payment for the transfer of marketing rights in the former Nycomed territory to a third party. The Company also agreed to pay Nycomed a royalty of 2 1/2% on the first $30.0 million of annual sales of licensed products and 3 1/2% on any annual sales in excess of $30.0 million.

     The Company is in an advanced stage of negotiations with a large pharmaceutical company for the transfer of exclusive marketing rights in Nycomed's former territory.

     Feinstein License. In November 1986, the Company entered into a license agreement under which it acquired the exclusive right to develop, use and sell any products derived from patents and applications owned by Stephen B. Feinstein, M.D. covering sonicated gas-filled albumin microspheres used for imaging and any future related patents and applications. In June 1989, this agreement was restructured. The Company paid the licensor $4.5 million as an additional license fee and $2.0 million as a prepayment of royalties to be earned on the first $66.7 million of sales of the licensed products in the United States, and the royalty rate on sales of licensed products was reduced from 6% to 3% on worldwide net sales by the Company (and United States sales by a sublicensee) and from 2 1/2% to 1 1/4% on net sales by sublicensees outside of the United States. Under the restructured agreement, the Company is required to pay minimum royalties each year, increasing from $100,000 in 1994 to $600,000 in 1999 and subsequent years.

     ITG Agent. In November 1991, the Company entered into an exclusive license agreement with the University of Michigan for certain patents relating to the Company's ITG CT agent under development. The Company paid a license fee of $20,000 and pays an annual license maintenance fee of $15,000. The Company agreed to pay a royalty of from 2 1/2% to 6% on net sales of licensed products, depending upon the jurisdiction and status of the particular product, and also agreed to make annual minimum royalty payments increasing from $25,000 to $150,000.

ULTRASOUND PATENTS AND TRADEMARKS

     MBI considers the protection of its proprietary technologies to be material to its business prospects. The Company pursues a comprehensive patent and trademark prosecution program for its products in the United States and in other countries where it believes that significant market opportunities exist.

     MBI has licensed the seminal gas-filled sonicated albumin microsphere patents, including numerous foreign equivalents, from Stephen B. Feinstein, M.D. See "Business -- Marketing and License Agreements." MBI owns additional patents covering ALBUNEX that broaden the original Feinstein product coverage and include MBI's continuous flow sonication manufacturing process. The European equivalent of these patents was challenged in an opposition proceeding brought by Andaris Ltd. In January 1996, the opposition was decided in MBI's favor. Andaris has appealed the decision. Andaris has also filed an opposition against MBI's ALBUNEX patent composition in Europe and Andaris, Bracco Research SA and Eiichiro Awai have filed a similar opposition in Japan. No hearing date has been set in these latter two oppositions.

     MBI has also filed several United States and foreign patent applications relating specifically to FS069 and associated products. The Company has received notices of allowance of certain of the United States applications. MBI is not aware of any adverse proceedings relating to these FS069 applications anywhere in the world.

     In addition, MBI has received a notice of allowance of a patent covering its proprietary method of manufacturing gas-filled albumin microspheres using a milling process currently in development. The Company believes this process may be more reliable and efficient than the sonication process that it presently uses.

     The last-to-expire of MBI's key United States patents covering ALBUNEX and FS069 expires in 2008, subject to the payment of any required maintenance fees. Subject to the outcome of the oppositions described above, the last-to-expire of MBI's key European patents covering ALBUNEX and FS069 expires in 2009. The Company will seek a patent term extension for one of the European patents which, if successful, would extend European coverage past that date. If patents issue on currently-pending applications in the United States and Europe, MBI's patent protection for FS069 may be extended beyond 2008 and 2009, respectively.

     MBI also owns the United States patent which covers ORALEX. Its foreign equivalents are pending.

     MBI has filed patent applications on several discovery and early-stage developmental products. MBI is uncertain whether these applications will result in issued patents or whether the products covered thereby will be commercialized or commercially successful, and MBI makes no representations with respect thereto.

     An issued patent grants to the owner the right to exclude others from practicing the inventions claimed therein. In the United States, a patent filed before July 8, 1995, is enforceable for 17 years from the date of issuance or 20 years from the deemed date of filing, whichever is longer. Patents based on applications filed from July 8, 1995 expire 20 years from the deemed date. The General Agreement on Tariffs and Trade provides that patents whose applications were filed on or after June 8, 1996 are effective for 20 years from filing. This new rule is generally regarded as unfavorable to pharmaceutical companies, where the time period between patent filing and commercialization of the patented product may be delayed many years because of the lengthy development cycle and regulatory process. Some jurisdictions, including the United States, permit pharmaceutical patent holders to seek extensions of their patents for products subject to the regulatory process. However, there are significant limitations to this benefit. MBI has sought to take advantage of patent term extension procedures for its core patents and has been awarded extensions in some jurisdictions. Several such applications remain pending. There can be no assurances, however, that regulatory delay, or the failure of patent term extensions to issue, will not diminish the effectiveness of the protection that MBI receives from its patents.

     The patent position of medical and pharmaceutical companies is highly uncertain and involves complex legal and factual questions. There can be no assurance that any claims which are included in pending or future patent applications will be issued, that any issued patents will provide the Company with competitive advantages or will not be challenged by third parties, or that the existing or future patents of third parties will not have an adverse effect on the ability of the Company to commercialize its products. Furthermore, there can be no assurance that other companies will not independently develop similar products, duplicate one or more of MBI's products, or design around patents that may be issued to MBI. Litigation may be necessary to enforce any patents issued to the Company or to determine the scope and validity of others' proprietary rights in court or administrative proceeding. Any litigation or administrative proceeding could result in substantial cost to the Company and distraction of the Company's management. An adverse ruling in any litigation or administrative proceeding could have a material adverse effect on the Company's business, financial condition and results of operations.

     The commercial success of the Company also will depend in part on the Company's not infringing patents issued to competitors. There can be no assurance that patents belonging to competitors will not require the Company to alter its products or processes, pay licensing fees or cease development of its current or future products. Litigation may be necessary to defend against infringement claims or to determine the scope and validity of others' proprietary rights in court or in an administrative proceeding. Any litigation or administrative proceeding could result in substantial cost to the Company and distraction of the Company's management. An adverse ruling in any litigation or administrative proceeding could have a material adverse effect on the Company's business, financial condition and results of operations. Further, there can be no assurance that the Company would be able to license the other technology rights that it may require at a reasonable cost or at all. Failure by the Company to obtain a license to any technology that it may require to commercialize its products would have a material adverse effect on the Company's business, financial condition, and results of operations. In addition, to determine the priority of inventions or patent applications the Company may have to participate in interference proceedings declared by the United States Patent and Trademark Office or in proceedings before foreign agencies, any of which could result in substantial costs to the Company and distraction of the Company's management.

     The Company has obtained registered trademarks for ALBUNEX and ORALEX in the United States and in selected countries outside of the United States. There can be no assurance that the registered or unregistered trademarks or trade names of the Company will not infringe upon the rights of third parties. The requirement to change the trademarks or trade names of the Company could entail significant expenses and could have a material adverse effect on the Company's business, financial condition and results of operations.

     The Company also relies on unpatented trade secrets, proprietary knowhow and continuing technological innovation which it seeks to protect, in part, by confidentiality agreements with its corporate partners, collaborators, employees, vendors, investigators and consultants. There can be no assurance that these agreements will not be breached, that the Company would have adequate remedies for any breach or that the Company's trade secrets or knowhow will not otherwise become known or independently discovered by third parties.

MANUFACTURING

     The Company manufactures ALBUNEX for commercial sale in the United States and Japan in its aseptic plant at its San Diego facility. The plant employs the Company's patented continuous-flow sonication process in which air is introduced to the sterile albumin solution and the mixture is subjected to high-energy sound waves. This treatment denatures the albumin protein and facilitates a process known as "cavitation" in which the stable air-filled microspheres are created. The Company believes that its current facilities will provide sufficient production capacity for ALBUNEX for the foreseeable future. The Company has also recently completed construction of additional capacity at its aseptic plant for the production of FS069.

     The Company has been able to meet all orders for ALBUNEX received to date from Mallinckrodt and Shionogi. Although occasional production difficulties have been experienced, the Company believes these difficulties to be typical of the startup commercial-scale manufacture of any new product, especially one that relies on aseptic processes. The Company believes that its manufacturing reliability will continue to improve and that it will not experience any significant difficulty in manufacturing ALBUNEX in compliance with the FDA's Good Manufacturing Practices.

     Pursuant to the Company's license agreement with Nycomed, Nycomed developed independent manufacturing capacity for Infoson (Nycomed's trade name for ALBUNEX). The Company is currently considering whether to enter into an agreement with Nycomed to supply Infoson to the Company or any new European marketing partner for commercialization in Europe. See "Business -- Marketing and License Agreements."

     The Company is also developing a proprietary method of manufacturing gas-filled albumin microspheres using a milling process. The Company believes that this process may be more reliable and efficient than the sonication process that it presently uses. The milling process is in an early stage of development, and there can be no assurance that the process will be successfully developed, that it can be successfully integrated with its operation, or that the FDA will approve the process.

     The Company currently manufactures ORALEX in a pilot-scale plant at one of the Company's San Diego facilities. The Company believes that this plant will be capable of supplying sufficient quantities of the product for all future clinical trials.

COMPETITION

     In general, competition in the field of contrast agents is based on such factors as product performance and safety, product acceptance by physicians, patent protection, manner of delivery, ease of use, price, distribution and marketing. The Company's products compete or may compete with new or improved contrast agents.

     The Company anticipates that it will face increased competition in the future as new products enter the market and advanced technologies become available. The Company expects to compete against a number of companies, many of which have substantially greater financial, technical and human resources than the Company and may be better able to develop, manufacture and market products. In addition, many of the Company's existing or potential competitors have extensive experience in research, preclinical testing and human clinical trials, obtaining FDA and other regulatory approvals, and manufacturing and marketing their products, or are allied with major pharmaceutical companies that can afford them these advantages. As a result, competitors may develop and introduce competitive or superior products more rapidly than the Company. While the Company was the first to obtain FDA approval of an ultrasound contrast agent, ALBUNEX, the Company expects that one or more of these competitors will develop products that will be approved for an indication or indications covered by ALBUNEX or FS069, including the assessment of cardiac function and myocardial perfusion. One or more of these products may prove superior to the Company's products or may be approved for sale prior to the approval for sale of FS069. There can be no assurance that existing products or new products developed by the Company's competitors will not be more effective than any products that may be developed by the Company. Competitive products may render the Company's technology and products obsolete or noncompetitive.

     Any product developed by the Company that gains regulatory approval will have to compete for market acceptance and market share. An important factor in such competition may be the timing of market introduction of competitive products. Accordingly, the relative speed with which the Company can develop products, complete clinical testing and the regulatory approval process, gain reimbursement acceptance and supply commercial quantities of the product for distribution to the market are expected to be important competitive factors. In addition, the Company believes that the primary competitive factors in the market for ultrasound imaging agents are safety, efficacy, ease of delivery, reliability, innovation and price. The Company also believes that physician relationships and customer support are important competitive factors.

GOVERNMENT REGULATION

     The Company's diagnostic products are subject to substantial regulation by the FDA and comparable agencies in foreign countries. Pursuant to the federal Food, Drug and Cosmetic Act, as amended, and the regulations promulgated thereunder, the FDA regulates the research, development, clinical testing, manufacture, labeling, distribution and promotion of medical products. Noncompliance with applicable requirements can result in, among other things, fines, injunctions, civil penalties, recall or seizure of products, total or partial suspension of production, refusal by the FDA to review premarket approval applications ("PMA"), withdrawal of marketing approvals, a recommendation by the FDA that the Company not be permitted to enter into government contracts, and criminal prosecution.

     In the United States, medical devices are classified into one of three classes (Class I, II, or III) based on the controls deemed necessary by the FDA reasonably to assure their safety and efficacy. ALBUNEX and FS069 have been classified as Class III devices, which means that they must receive extensive premarketing review in which their safety and efficacy will be evaluated, followed by formal approval by the FDA. There is no assurance that the FDA will continue to classify ALBUNEX and FS069 as devices rather than as drugs, but the Company believes that it is likely that the device classification will continue for the foreseeable future.

     The process of obtaining FDA approval of new products like ALBUNEX, FS069, and ORALEX, involves many steps. Results of laboratory and animal tests to determine efficacy and safety, including potential toxicity, are submitted to the FDA as part of an application for an investigational device exemption ("IDE") before clinical trials on humans can begin. After completion of clinical trials, a PMA, in the case of medical devices, must be submitted to the FDA for review and approval before commercial marketing and sale may begin. In addition, a supplement to a PMA, including supporting clinical data, is required before a company may commercialize an approved medical device for a new indication.

     As Class III devices, ALBUNEX and FS069 are required to undergo the PMA process. A PMA must be supported by valid scientific evidence which typically includes extensive data, including preclinical and human clinical trial data to demonstrate the safety and efficacy of the device. If human clinical trials of a device are required, the sponsor of the trial is required to file an IDE with the FDA prior to beginning human clinical trials. The IDE application must be supported by data, typically including the results of animal and laboratory testing. If the IDE application is approved by the FDA and the appropriate institutional review boards, human clinical trials may begin at a specific sites with a specific number of patients, as specified in the approved protocol. An IDE supplement must be submitted to and approved by the FDA before a sponsor or an investigator may make any change to the investigational plan that may affect its scientific soundness or the rights, safety or welfare of human subjects.

     In addition to the results of clinical trials, the PMA must also contain the results of all relevant bench tests, laboratory and animal studies, a complete description of the device and its components, and a detailed description of the methods, facilities and controls used to manufacture the device. In addition, the submission must include the proposed labeling, advertising literature and any relevant training methods. Upon receipt of a PMA application, the FDA makes a threshold determination whether the application is sufficiently complete to permit a substantive review. If the FDA determines that the PMA application is sufficiently complete to permit a substantive review, the FDA will accept the application for filing. Once the submission is accepted for filing, the FDA begins an in-depth review of the PMA. An FDA review of a PMA application generally takes one to two years from the date that the PMA application is accepted for filing, but may take significantly longer. The review time is often significantly extended as a result of the FDA asking for more information or for clarification of information already provided in the submission. During the review period, an advisory committee, typically a panel of clinicians, will likely be convened to review and evaluate the application and provide recommendations to the FDA as to whether the device should be approved. The FDA is not bound by the recommendations of the advisory panel. Toward the end of the review process, the FDA generally will conduct an inspection of the manufacturer's facility to ensure that the facilities are in compliance with the applicable Good Manufacturing Practices ("GMP") requirements.

     If the FDA's evaluations of both the PMA application and the manufacturing facilities are favorable, the FDA will either issue an approval letter, or, in some cases, an "approvable letter" containing a number of conditions which must be met in order to obtain final approval of the PMA. When and if those conditions have been fulfilled to the satisfaction of the FDA, the agency will issue a PMA approval letter authorizing commercial marketing of the device for the specified indications. If the FDA's evaluation of the PMA applications or manufacturing facilities is not favorable, the FDA will deny approval of the PMA application or issue a "not approvable" letter. The FDA may also determine that additional clinical trials are necessary, in which case PMA approval could be delayed for several years while additional clinical trials are conducted and submitted in an amendment to the PMA. The PMA process can be expensive, uncertain and lengthy, and a number of devices for which approval has been sought by other companies have never been approved for marketing.

     Any devices manufactured or distributed by the Company pursuant to FDA or approvals are subject to pervasive and continuing regulations by the FDA and certain state agencies. The FDA often requires device manufacturers, including the Company in the case of ALBUNEX, to conduct postmarketing surveillance studies following PMA approval to further evaluate the safety and effectiveness of the device. Foreign and domestic regulatory approvals, if granted, may include significant limitations on the indicated used for which the product may be marketed. In addition, the FDA and certain foreign regulatory authorities impose numerous other requirements with which medical device manufactures must comply. Product approvals could be withdrawn for failure to comply with regulatory standards or as a result of the occurrence of unforeseen safety or effectiveness problems following initial marketing. The Company will also be required to adhere to applicable FDA regulations setting forth current GMP requirements, which include testing, control and documentation requirements. The Company is also required to register with the FDA and with state agencies such as the California Department of Health Services as a medical device manufacturer and to list its products with the FDA. Ongoing compliance with GMP and other applicable regulatory requirements is monitored through periodic inspections by state and federal agencies, including the FDA, and by comparable agencies in other countries. Changes in existing regulations or adoption of new regulations could prevent the Company from obtaining, or affecting the timing of, future approvals or clearances.

     The FDA and equivalent foreign agencies have significant discretion in their conduct of each stage of the regulatory process. Adverse decisions are effectively unappealable, and agency delays are an unfortunate fact of life for companies they regulate.

     The Company also intends to sell ALBUNEX and FS069 in foreign countries. The time required to obtain approval for sale in foreign countries may be longer or shorter than that required for FDA approval, and the requirements may differ. In addition, there may be foreign regulatory barriers other than premarket approval and the FDA must approve the export of devices that require a PMA but are not yet approved domestically. ALBUNEX is currently approved for export to Japan.

     ALBUNEX was approved for commercial marketing and sale by the FDA in August 1994. It was approved for sale in Japan in October 1993, in Sweden in February 1994 and in the United Kingdom in August 1994. In February 1996 the Committee for Proprietary Medicinal Products ("CPMP") of the European Agency for the Evaluation of Medicinal Products recommended the approval of ALBUNEX (in its Nycomed-developed Infoson version) for marketing authorization in the European Union, consisting of Germany, France, Belgium, Denmark, Spain, Greece, Ireland, Italy, Luxembourg and the Netherlands. Member countries generally follow the recommendation of the CPMP to allow marketing for the approved product, pending approval of labeling and, if applicable, pricing.

     Labeling, advertising and other and promotional activities are subject to scrutiny by the FDA and in certain instances by the Federal Trade Commission. The FDA actively enforces regulations prohibiting marketing of products for unapproved uses, sometimes called "off-label" uses. The Company and its products are also subject to a variety of state laws and regulations in those states or localities where its products are or will be marketed. Any applicable state or local regulations may hinder the Company's ability to market its products in those states or localities.

     The Company is also subject to numerous federal, state and local laws relating to such matters as safe working conditions, manufacturing practices, environmental protection, fire hazard control and disposal of hazardous or potentially hazardous substances. There can be no assurance that the Company will not be required to incur significant costs to comply with such laws and regulations now or in the future or that such laws or regulations will not have a material adverse effect upon the Company's ability to do business.

     Changes in existing requirements or the adoption of new requirements or policies could adversely affect the ability of the Company to comply with regulatory requirements. Failure to comply with regulatory requirements could have a material adverse effect on the Company's business, financial condition and results of operations. There can be no assurance that the Company will not be required to incur significant costs to comply with laws and regulations in the future or that laws or regulations will not have a material adverse effect on the Company's business, financial condition, or results of operations.

THIRD PARTY REIMBURSEMENT

     In the United States, the Company's products will be purchased primarily by medical institutions which will then bill various third-party payors such as Medicare, Medicaid and other government programs and private insurance plans. In considering reimbursement for a new medical product, these payors must decide both whether to cover the product and how much to pay for it.

     In general, to be covered by Medicare, a health care product or service must be "reasonable and necessary" for the diagnosis or treatment of an illness or injury. This requirement has been interpreted to mean that the product or service must be safe and effective, not experimental or investigational (except under certain limited circumstances involving devices furnished pursuant to an FDA-approved clinical trial), and appropriate. Medicaid, Blue Cross and Blue Shield plans, commercial insurers and other third-party payors generally have limitations on coverage that are similar to those of Medicare.

     Even if a device has received approval or clearance for marketing by the FDA, there is no assurance that Medicare or other payor will cover the device or related services. Also, Medicare may place certain restrictions on the circumstances in which coverage will be available. In making such coverage determinations, the Health Care Financing Administration ("HCFA"), which administers the Medicare program, and HCFA's contractors consider, among other things, peer-reviewed articles concerning the safety and effectiveness of the device, the opinions of medical specialty societies, and input from the FDA, the National Institutes of Health, and other government agencies. There is no assurance that the Company's products will be covered by Medicare and other third-party payors.

     Failure by hospitals and physicians to receive what they consider to be adequate reimbursement for procedures in which the Company's products are used would have a material adverse effect on the Company's business, financial condition and results of operations.

FACILITIES

     The Company's corporate offices and laboratory, manufacturing and warehouse facilities occupy a total of 62,800 square feet in San Diego, California. The Company owns a 44,000 square-foot building purchased in 1989 and leases an additional 18,800 square-foot facility under an agreement expiring in October 1997. The Company has entered into a new lease commencing in October 1997 for the space it currently occupies plus an additional 35,912 square feet (54,712 square feet total) expiring in September 2002. The Company anticipates that these facilities will be sufficient to meet its needs into the foreseeable future.

HUMAN RESOURCES

     As of March 27, 1996, the Company had 136 full-time employees, of whom 34 were involved directly in scientific research and development activities. Of these employees, 14 held Ph.D. or M.D. degrees. The Company considers its relations with its employees to be good, and none of its employees is a party to a collective bargaining agreement.

LEGAL PROCEEDINGS


     The Company is currently engaged in a dispute with Shionogi, the Company's marketing partner for ALBUNEX and FS069 in Japan, Taiwan and South Korea. Negotiations between the parties to resolve their dispute by terminating the license and cooperative development agreement on mutually acceptable terms were unsuccessful. In February and March 1996, Shionogi and the Company respectively served each other with notices of breach of the agreement, and in early April 1996, Shionogi purported to terminate the agreement. On April 11, 1996, Shionogi filed a demand with the American Arbitration Association ("AAA") for arbitration of Shionogi's claim for damages in excess of $37 million, representing Shionogi's license fees paid under the MBI-Shionogi license and cooperative development agreement and associated development expenses for ALBUNEX, plus punitive damages. Shionogi claims that the Company failed to provide Shionogi with ALBUNEX meeting the required quality and performance standards and that the Company wrongfully attempted to withhold rights to FS069 from Shionogi. The Company believes that Shionogi's claims are without merit, and it will shortly file a response denying all of Shionogi's material allegations and denying that there is any factual or legal basis for any liability of the Company to refund any of the license fees paid by Shionogi or to reimburse any of Shionogi's ALBUNEX development expenses. The Company's dispute with Shionogi may have the effect of interrupting or suspending sales of ALBUNEX in Japan (approximately $250,000 in revenue to the Company for the fiscal year ended March 31, 1996), of further delaying the marketing of ALBUNEX in South Korea and Taiwan and of further delaying the development of FS069 throughout Shionogi's territory, and carries with it the risk of monetary damages being awarded against the Company. On April 16, 1996, the Company filed a demand with the AAA for arbitration of the Company's claim for compensatory and consequential damages in excess of $45 million plus punitive damages for Shionogi's breach of the MBI-Shionogi license and cooperative development agreement. The Company claims that Shionogi breached its obligations under that agreement by failing diligently to develop the market for ALBUNEX and FS069 in its territory, failing to make a required minimum payment of $3.0 million (less earned royalties paid) and delaying the commercialization of ALBUNEX in its territory. The results of the arbitration proceedings cannot be predicted. It is possible that Shionogi could be awarded some portion or all of the damages that it is seeking. Moreover, there can be no assurance that the Company will be awarded all or any portion of the damages that it is seeking. A ruling adverse to MBI in the arbitration proceeding filed by Shionogi could have a material adverse effect on the Company's business, financial condition and results of operations. If Shionogi were awarded all of the damages that it is seeking, the Company would have difficulty meeting its anticipated capital requirements and might be required to reduce the scope of or eliminate its manufacturing activities, or attempt to obtain funds by entering into arrangements with collaborative partners or others that may require the Company to relinquish rights to certain technologies or products that the Company would not otherwise relinquish. The Company's inability to fund its capital requirements would have a material adverse effect on the Company's business, financial condition and results of operations.



     In May 1993, the Company entered into an exclusive license agreement with Bracco S.p.A. ("Bracco") of Milan, Italy for distribution rights to the Company's developmental oral contrast agent in Europe and the former Soviet Union. Bracco paid the Company a license fee of $2.0 million and agreed to perform certain developmental obligations in the territory in preparation to market the product. The licensed patents under the agreement did not anticipate the development of the product that eventually became ORALEX. When ORALEX was developed and appeared to the Company to be the agent of choice, Bracco declined the product and demanded rescission of the agreement and the return of its license fee. The Company denied Bracco's claims, and in January 1995 Bracco filed a demand for arbitration. The Company filed its own demand, claiming that Bracco had breached the agreement because it had acquired rights to a competing agent. In November 1995, an arbitrator awarded Bracco $1.7 million plus approximately $274,000 in interest through March 29, 1996. The Company's initial appeal of the decision was unsuccessful but a further appeal is pending. The amount awarded has been paid to Bracco pending the outcome of this further appeal.

                                   MANAGEMENT

     The Company's officers and directors are as follows:

           NAME             AGE                     POSITION
- --------------------------  ---   ---------------------------------------------
Kenneth J. Widder, M.D.     43    Chairman of the Board, Chief Executive
                                  Officer
Bobba Venkatadri            52    President and Chief Operating Officer
Gerard A. Wills             38    Vice President, Finance; Chief Financial
                                  Officer
Steven Lawson               43    Vice President, Legal Affairs; General
                                  Counsel
James L. Barnhart, Ph.D     53    Vice President, Research and Development
Allan H. Mizoguchi, Ph.D    51    Vice President, Clinical and Regulatory
                                  Affairs
Robert W. Brightfelt        53    Director
Charles C. Edwards, M.D.    72    Director
Gordon C. Luce              70    Director
David Rubinfien             74    Director

     Kenneth J. Widder, M.D., a founder of the Company, has served as the Company's Chairman of the Board and Chief Executive Officer since July 1981. He currently serves as a director of Titan Pharmaceuticals, Wilshire Technologies and Digivision, Inc.

     Bobba Venkatadri has served as the Company's President and Chief Operating Officer since October 1995. He served as Executive Vice President of the Pharmaceutical Division of Centocor, Inc., from September 1992 until he joined the Company, and as Vice President - Operations of Centocor's Pharmaceutical Division from March 1992 to September 1992. He was employed by Warner-Lambert Company from 1967 until February 1992, last serving as Senior Director, Pharmaceutical Operations, at its manufacturing facility in Vegabaja, Puerto Rico.

     Gerard A. Wills has served as the Company's Vice President - Finance since January 1995 and its Chief Financial Officer since August 1994. He served as the Company's Controller from February 1993 to August 1994. From 1990 until joining the Company in February 1993, Mr. Wills served as the Corporate Manager of Finance for Maxwell Laboratories, Inc. From 1986 through 1990 Mr. Wills was employed by Intermark, Inc. where he last served as the Corporate Controller.

     Steven Lawson has served as the Company's Vice President - Legal Affairs and General Counsel since January 1992. From 1981 until joining the Company, Mr. Lawson was a partner with the law firm of Johnson and Colmar in Chicago, Illinois.

     James L. Barnhart, Ph.D., has served as the Company's Vice
President - Research and Development since October 1992. He served as the Company's Director of Research and Development from February 1988 to October 1992. From 1979 until joining the Company in February 1988, Dr. Barnhart was an Associate Adjunct Professor at the Department of Radiology at the University of California, San Diego School of Medicine in La Jolla, California.

     Allan H. Mizoguchi, Ph.D., has served as the Company's Vice
President - Clinical and Regulatory Affairs since July 1994. He joined the Company in June 1989 as Director of Clinical Trials and served as its Director of Clinical Research from April 1992 until February 1994 when he was appointed Executive Director, Clinical Affairs and Quality Assurance.

     Robert W. Brightfelt has served as a director of the Company since October 1987. He joined E.I. du Pont de Nemours and Company in 1967 and has held various management positions in Du Pont's Medical Products Department. Mr. Brightfelt currently serves as Business Director, Diagnostics, of Du Pont's Medical Products Group.

     Charles C. Edwards, M.D., has served as a director of the Company since March 1987. In 1969 he was appointed by President Nixon as Commissioner of the United States Food and Drug Administration, and in 1973 he was appointed Assistant Secretary for Health in the United States Department of Health, Education and Welfare. In 1991 he assumed the position of President and Chief Executive Officer at Scripps Institutes of

Medicine and Science, from which he retired in July 1993. Dr. Edwards currently serves as a director of Bergen Brunswig Corporation and as a director of Northern Trust of California. In addition, Dr. Edwards serves on the Board of Directors of IDEC Pharmaceutical Corporation.

     Gordon C. Luce has served as a director of the Company since June 1989. Mr. Luce joined Great American First Savings Bank in San Diego, California in 1969 as its President and Chief Executive Officer and served as its Chairman of the Board from 1979 until his retirement in July 1990. During 1982, he was an Alternate Delegate to the United Nations and has served as member of three Presidential commissions. He is a former Chairman of Scripps Clinic and Research Foundation and is a director of the Scripps Institutes of Medicine and Science. He is also currently serving as a director of two other publicly held companies, PS Group and All American Communications, Inc.

     David Rubinfien has served as a director of the Company since December 1985. He served as President and Chief Executive Officer of Systemix, Inc. from January 1989 until January 1991, and from 1985 to 1988 he was Chairman and Chief Executive Officer of Microgenics Corporation in Concord, California. Mr. Rubinfien also currently serves as a director of three other publicly held companies: ChemTrak, Inc., Biocircuits Corporation and Matritech, Inc.

                          DESCRIPTION OF CAPITAL STOCK

     The Company's Certificate of Incorporation, as amended, authorizes the issuance of up to 20,000,000 shares of Common Stock, par value $.01 per share. Common Stock is the only class of stock authorized to be issued.

     As of March 27, 1996, 13,295,886 shares of Common Stock were outstanding, and as of December 31, 1995, there were outstanding options for a total of 2,293,851 shares of Common Stock issued under the Company's 1993 Stock Option Plan, 1993 Outside Directors Stock Option Plan and three earlier stock option plans. All of the outstanding shares of Common Stock are, and the shares of Common Stock issued pursuant to the Offering will be when issued, fully paid and non-assessable.

     Holders of Common Stock are entitled to receive dividends payable if, as and when declared by the Company's Board of Directors out of legally available funds. In the event of the liquidation, dissolution or winding up of the Company, holders of Common Stock are entitled to share ratably in all assets of the Company remaining after the payment of debts and expenses. Holders of Common Stock are entitled to one vote per share for the election of directors and on all other matters but have not cumulative voting rights in the election of directors. The Common Stock is not redeemable or convertible, and holders of Common Stock have no pre-emptive or subscription rights to purchase any securities of the Company.

     The Company's stock transfer agent and registrar is Continental Stock Transfer & Trust Company, New York, New York.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Upon completion of the Offering, the Company will have 16,295,886 shares of Common Stock outstanding (based upon shares outstanding as of March 27, 1996). Of these shares, approximately 13,797,279 shares including the 3,000,000 shares sold in the Offering (or approximately 14,247,279 shares if the Underwriters' over-allotment option is exercised in full) will be freely tradable without restriction under the Securities Act. The remaining 2,498,607 shares of Common Stock will be either unregistered shares or shares issued to officers and directors of the Company pursuant to the exercise of options granted under the Company's stock option plans. These shares may be sold in the open market only if the sale is registered or qualifies for an exemption from registration under Rule 144.

     In general, Rule 144 permits a person (or persons whose shares are required to be aggregated) to sell during any three-month period a number of shares that does not exceed the greater of 1% of the total number of outstanding shares of the issuer or the average weekly trading volume of the issuer's stock during the four calendar weeks preceding the date of sale. As currently in effect, Rule 144 generally is available only to a person who has beneficially owned the shares in question for at least two years. There is no holding period requirement, however, for officers and directors who acquired their shares pursuant to the exercise of options under a stock option plan for which a registration statement is in effect. Rule 144 also requires compliance with certain conditions relating to the manner of sale, notice of sale and the availability of current public information about the issuer. A person who is not an affiliate of the issuer and who has beneficially owned the shares in question for at least three years may sell the stock under Rule 144 without regard to any volume limitations or any of the other conditions of the rule.

     Of the 2,498,607 shares of Common Stock which are unregistered shares or which have been issued to officers and directors of the Company pursuant to the exercise of options granted under the Company's stock option plans, 490,028 shares are held by the Company's officers and directors. They have agreed with the Underwriters that for a period of 120 days from the date of this Prospectus, they will not sell, offer to sell or otherwise dispose of any such shares, or any shares acquired upon the exercise of stock options, without the prior written consent of the Representatives of the Underwriters.

     As of December 31, 1995, options to purchase a total of 2,293,851 shares were outstanding under the Company's stock option plans, of which options for a total of 1,325,328 shares were then exercisable. Officers and directors subject to lock-up agreements with the Underwriters held exercisable options for 276,125 shares of Common Stock. Shares of Common Stock issued upon the exercise of such options are available for immediate resale in the open market subject, in the case of sales by affiliates, to the volume, manner of sale, notice of sale and current information requirements of Rule 144.

     No prediction can be made regarding the effect, if any, that sales of shares or the availability of shares for sale will have on the market price of the Common Stock prevailing from time to time. Moreover, no prediction can be made regarding the number of shares of Common Stock that may be sold in the future pursuant to Rule 144 because these sales will depend upon the market price of the Common Stock at the time, the individual circumstances of the sellers and other factors. Nevertheless, any sales of substantial shares of Common Stock in the public market could have a significant adverse effect on the market price of the Common Stock.

                                  UNDERWRITING

     The Underwriters named below, for whom Donaldson, Lufkin & Jenrette Securities Corporation, Oppenheimer & Co., Inc. and Vector Securities International, Inc. are acting as representatives (the "Representatives"), have severally agreed, subject to the terms and conditions of an Underwriting Agreement (the "Underwriting Agreement"), to purchase 3,000,000 shares of Common Stock from the Company. The number of shares that each Underwriter has agreed to purchase is set forth opposite its name below:

                                                                             NUMBER
                                  UNDERWRITERS                             OF SHARES
        -----------------------------------------------------------------  ----------
        Donaldson, Lufkin & Jenrette Securities Corporation..............
        Oppenheimer & Co., Inc...........................................
        Vector Securities International, Inc.............................
                                                                           ----------
                  Total..................................................   3,000,000
                                                                           ==========

     The Underwriting Agreement provides that the obligations of the several Underwriters are subject to the approval of certain legal matters by counsel and to various other conditions. The nature of the Underwriters' obligations is such that they are committed to purchase all 3,000,000 shares of Common Stock if any are purchased.

     The Representatives have advised the Company that the Underwriters propose to offer the shares of Common Stock in part directly to the public initially at the Price to the Public set forth on the cover page of this Prospectus and in part to certain dealers at such price less a concession not in excess of
$          per share; that the Underwriters may allow, and such dealers may
reallow, a concession not in excess of $          per share on sales to other
dealers; and that after the initial public offering of the shares, the offering price and other selling terms may be changed by the Representatives of the Underwriters.

     The Company has granted to the Underwriters an option, exercisable for 30 days from the date of this Prospectus, to purchase up to 450,000 additional shares of Common Stock, at the initial Price to the Public less the underwriting discounts and commissions set forth on the cover page of this Prospectus. The Underwriters may exercise this option only for the purpose of covering overallotments, if any, incurred in connection with the sale of the shares of Common Stock offered hereby. If the Underwriters exercise their overallotment option, each Underwriter will become obligated, subject to certain conditions, to purchase the same proportion of such additional shares as the number of other shares to be purchased by that Underwriter bears to the total number of shares set forth on the cover page of this Prospectus.

     The officers and directors of the Company have agreed that, for a period of 120 days from the date of this Prospectus, they will not directly or indirectly sell, offer to sell or otherwise dispose of any additional shares of Common Stock without the prior written consent of the Representatives. See "Shares Eligible for Future Sale." The Company has agreed that, for a period of 120 days from the date of this Prospectus, it will not, without the prior written consent of the Representatives, issue, offer for sale, sell, transfer, grant options to purchase or otherwise dispose of any shares of its Common Stock, or securities convertible into or exchangeable for its Common Stock, with the exceptions that
(i) the Company may grant options under its 1993 Stock Option Plan and (ii) the Company may issue shares upon the exercise of options granted under its 1993 Stock Option Plan and other stock option plans.

     The Company has agreed to indemnify the Underwriters and their respective controlling persons against certain liabilities, including liabilities under the Securities Act, arising out of the Offering and to contribute to payments that the Underwriters may be required to make in respect of such liabilities.

                                 LEGAL MATTERS

     The validity of the shares of Common Stock being offered hereby is being passed upon for the Company by Johnson and Colmar, Chicago, Illinois, who serve as the Company's outside general counsel. Certain legal matters in connection with the Offering are being passed upon for the Underwriters by Cooley Godward Castro Huddleson & Tatum, San Diego, California.

     Craig P. Colmar, who is a partner of Johnson and Colmar, is also the Company's Assistant Secretary. Mr. Colmar owns of record and beneficially 1,000 shares of Common Stock, and other partners of Johnson and Colmar own of record and beneficially a further 1,200 shares. In addition, Mr. Colmar holds stock options to purchase 35,750 shares of Common Stock. These options were granted at option prices equal to the fair market value of the Common Stock on the dates of grant.

                                    EXPERTS

     The audited Consolidated Financial Statements of the Company included in this Prospectus and elsewhere in the Registration Statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and in accordance with such requirements files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). The Company's filings can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices at 7 World Trade Center, New York, New York 10048 and 500 West Madison Street, Chicago, Illinois 60611. Copies of this material also can be obtained from the Commission's Public Reference Section at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates.

     The Company's Common Stock is listed on the New York Stock Exchange under the symbol "MB". Reports, proxy statements and other information concerning the Company can be inspected at the offices of the New York Stock Exchange at 11 Wall Street, New York, New York 10005.

     This Prospectus is part of a Registration Statement on Form S-3 (the "Registration Statement") which the Company has filed with the Commission under the Securities Act. In accordance with the Commission's rules and regulations, this Prospectus omits certain of the information in the Registration Statement and all of its exhibits. Copies of the Registration Statement and its exhibits may be obtained from the Commission upon payment of the prescribed fee or may be examined without charge at the Commission's public reference facilities described above. Statements in this Prospectus concerning the provisions of any document are not necessarily complete, and each such statement is qualified in its entirety by reference to the copy of the relevant document filed as an exhibit to the Registration Statement.

                      DOCUMENTS INCORPORATED BY REFERENCE

     The following documents which the Company has filed with the Commission are incorporated in this Prospectus by reference: (i) the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 1995 (File No. 1-10546); (ii) the Company's Quarterly Reports on Form 10-Q for the quarterly periods ended June 30, September 30 and December 31, 1995 and the Company's amended Quarterly Report on Form 10-Q/A for the quarterly period ended December 31, 1995; (iii) the Company's Current Reports on Form 8-K dated September 7 and November 22, 1995, and March 21, 1996, which were respectively filed on September 25 and December 13, 1995, and March 26, 1996; (iv) the Company's Proxy Statement dated June 28, 1995 for the 1995 Annual Meeting of Shareholders held on September 7, 1995; and (v) the description of the Company's Common Stock in the Registration Statement on Form 8-A which the Company filed on July 9, 1984 (Registration No. 2-83721).

     All documents which the Company files with the Commission pursuant to sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus but prior to the termination of the Offering to which this Prospectus relates shall be deemed to be incorporated in this Prospectus by reference from their respective dates of filing.

     Any statement in a document incorporated or deemed to be incorporated in this Prospectus by reference shall be deemed to be modified or superseded for purposes of this Prospectus and the Registration Statement to the extent that a statement in this Prospectus or the Registration Statement, or in any document filed after the date of this Prospectus which is deemed to be incorporated in this Prospectus by reference, modifies or supersedes such statement. Any statement so modified or superseded shall be incorporated or deemed to be incorporated in this Prospectus only as so modified or superseded.

     The Company will provide without charge to each person to whom a copy of this Prospectus is delivered, on his or her written or oral request, copies of all or any of the documents that have been or may be incorporated in this Prospectus by reference (excluding the exhibits to any such documents, however, unless the exhibits are specifically incorporated in this Prospectus). Requests for copies should be directed to Investor Relations, Molecular Biosystems, Inc., at the Company's offices at 10030 Barnes Canyon Road, San Diego, California 92121 (telephone number: (619) 824-2248).

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                        PAGE
                                                                                        -----
Report of Independent Public Accountants..............................................    F-2
Consolidated Balance Sheets as of March 31, 1994 and 1995 and as of December 31, 1995
  (Unaudited).........................................................................    F-3
Consolidated Statements of Operations for the Fiscal Years Ended March 31, 1993, 1994
  and 1995 and for the Nine Months Ended December 31, 1994 and 1995 (Unaudited).......    F-4
Consolidated Statements of Stockholders' Equity for the Fiscal Years Ended March 31,
  1993, 1994 and 1995 and for the Nine Months Ended December 31, 1995 (Unaudited).....    F-5
Consolidated Statements of Cash Flows for the Fiscal Years Ended March 31, 1993, 1994
  and 1995 and for the Nine Months Ended December 31, 1994 and 1995 (Unaudited).......    F-6
Notes to Consolidated Financial Statements............................................    F-7

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Molecular Biosystems, Inc.:

     We have audited the accompanying consolidated balance sheets of Molecular Biosystems, Inc. (a Delaware corporation) and subsidiaries as of March 31, 1994 and 1995, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended March 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Molecular Biosystems, Inc. as of March 31, 1994 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 1995, in conformity with generally accepted accounting principles.

                                               ARTHUR ANDERSEN LLP

San Diego, California
May 10, 1995

                  MOLECULAR BIOSYSTEMS, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                             (DOLLARS IN THOUSANDS)

                                                                    MARCH 31,
                                                               -------------------   DECEMBER 31,
                                                                 1994       1995     ------------
                                                                                         1995
                                                                                     (UNAUDITED)
                                             ASSETS
Current assets:
  Cash and cash equivalents..................................  $  1,557   $  3,882     $  2,231
  Marketable securities, available-for-sale (Note 2).........    27,943     15,836       18,889
  Accounts and notes receivable (Note 7).....................       901      5,180          376
  Property held for sale (Notes 5 and 10)....................        --         --        6,476
  License rights (Note 3)....................................        --         --        2,700
  Inventories................................................     1,169      1,394          697
  Prepaid expenses and other assets..........................       605        442          523
                                                               --------   --------     --------
          Total current assets...............................    32,175     26,734       31,892
                                                               --------   --------     --------
Property and equipment, at cost:
  Building and improvements..................................    18,022     18,125       14,171
  Equipment, furniture and fixtures..........................     5,296      5,216        5,378
  Construction in progress...................................       114      2,253          609
                                                               --------   --------     --------
                                                                 23,432     25,594       20,158
  Less: Accumulated depreciation and amortization............     4,872      5,947        6,566
                                                               --------   --------     --------
                                                                 18,560     19,647       13,592
                                                               --------   --------     --------
Other assets:
  Patents and license rights, net of amortization $759,
     $1,224 and $888, respectively (Note 6)..................     1,556      1,724          341
  Other assets, net..........................................     3,760      2,534        1,903
                                                               --------   --------     --------
                                                                  5,316      4,258        2,244
                                                               --------   --------     --------
                                                               $ 56,051   $ 50,639     $ 47,728
                                                               ========   ========     ========
                              LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Current portion of long-term debt (Note 5).................  $     53   $    307     $    307
  Accounts payable and accrued liabilities (Notes 1, 3 and
     6)......................................................     3,419      5,089        5,238
  Compensation accruals......................................       586        411          658
                                                               --------   --------     --------
          Total current liabilities..........................     4,058      5,807        6,203
                                                               --------   --------     --------
Long-term debt, net of current portion (Note 5)..............     3,917      8,408        8,183
                                                               --------   --------     --------
Commitments and contingencies (Note 6).......................
Stockholders' equity (Note 7):
  Common Stock, $.01 par value, 20,000,000 shares authorized,
     11,989,361, 11,999,561 and 13,290,736 shares issued and
     outstanding, respectively...............................       120        120          133
  Additional paid-in capital.................................    78,259     78,422       91,432
  Retained deficit...........................................   (29,290)   (41,472)     (57,769)
  Unrealized loss on available-for-sale securities...........        --       (118)          (6)
  Less notes receivable from sale of Common Stock............      (954)      (469)        (281)
  Less 3,970, 3,970 and 18,970 shares of treasury stock, at
     cost, respectively......................................       (59)       (59)        (167)
                                                               --------   --------     --------
          Total stockholders' equity.........................    48,076     36,424       33,342
                                                               --------   --------     --------
                                                               $ 56,051   $ 50,639     $ 47,728
                                                               ========   ========     ========

                            See accompanying notes.

                  MOLECULAR BIOSYSTEMS, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                                NINE MONTHS ENDED
                                               FISCAL YEARS ENDED MARCH 31,       DECEMBER 31,
                                              ------------------------------   -------------------
                                                1993       1994       1995       1994       1995
                                                                                   (UNAUDITED)
Revenues (Note 3):
  Revenues under collaborative agreements...  $  3,439   $  5,713   $ 15,132   $ 14,921   $  1,412
  Product revenues..........................        --      1,056      1,769      1,267        506
  License fees..............................       250      2,015         40         40         25
                                              --------   --------   --------   --------   --------
                                                 3,689      8,784     16,941     16,228      1,943
                                              --------   --------   --------   --------   --------
Operating expenses:
  Research and development costs (Note
     3):....................................    14,640     18,110     18,743     14,111      9,857
  Costs of products sold....................        --        580      1,608        988      1,311
  Selling, general and administrative
     expenses...............................     4,863      5,743      5,864      4,278      4,178
  Other expenses (Note 8)...................        --      4,726      3,403      3,350      3,110
                                              --------   --------   --------   --------   --------
                                                19,503     29,159     29,618     22,727     18,456
                                              --------   --------   --------   --------   --------
  Loss from operations......................   (15,814)   (20,375)   (12,677)    (6,499)   (16,513)
Interest expense............................      (340)      (327)      (694)      (496)      (596)
Interest income.............................     3,144      1,902      1,189        930        812
                                              --------   --------   --------   --------   --------
  Loss from continuing operations before
     income taxes...........................   (13,010)   (18,800)   (12,182)    (6,065)   (16,297)
Credit for income taxes (Note 4)............     1,197         --         --         --         --
                                              --------   --------   --------   --------   --------
Loss from continuing operations.............   (11,813)   (18,800)   (12,182)    (6,065)   (16,297)
Loss from discontinued operations (Note
  9)........................................    (2,255)        --         --         --         --
                                              --------   --------   --------   --------   --------
Net loss....................................  $(14,068)  $(18,800)  $(12,182)  $ (6,065)  $(16,297)
                                              ========   ========   ========   ========   ========
Loss per common share
  Continuing operations.....................  $  (1.01)  $  (1.58)  $  (1,02)  $  (0.51)  $  (1.30)
  Discontinued operations...................     (0.19)        --         --         --         --
                                              --------   --------   --------   --------   --------
  Net loss..................................  $  (1.20)  $  (1.58)  $  (1.02)  $  (0.51)  $  (1.30)
                                              ========   ========   ========   ========   ========
Weighted average common shares
  outstanding...............................    11,690     11,905     11,999     11,999     12,535
                                              ========   ========   ========   ========   ========

                            See accompanying notes.

                  MOLECULAR BIOSYSTEMS, INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                             (DOLLARS IN THOUSANDS)

                                                                                  UNREALIZED
                                                                                  GAIN (LOSS)     NOTES
                                                                                      ON        RECEIVABLE
                                       COMMON STOCK       ADDITIONAL   RETAINED   AVAILABLE-    FROM SALE
                                    -------------------    PAID-IN     EARNINGS    FOR-SALE     OF COMMON   TREASURY
                                      SHARES     AMOUNT    CAPITAL     (DEFICIT)  SECURITIES      STOCK      STOCK      TOTAL
Balance at March 31, 1992.........  11,561,496    $116     $ 73,531    $ 3,578       $  --        $ (13)     $  (59)   $ 77,153
  Exercise of stock options.......     289,490       3        2,484         --          --         (681)         --       1,806
  Net loss........................          --      --           --    (14,068 )        --           --          --     (14,068)
                                    ----------    ----      -------    --------      -----        -----       -----    --------
Balance at March 31, 1993.........  11,850,986     119       76,015    (10,490 )        --         (694)        (59)     64,891
  Exercise of stock options.......     138,375       1        2,244         --          --         (260)         --       1,985
  Net loss........................          --      --           --    (18,800 )        --           --          --     (18,800)
                                    ----------    ----      -------    --------      -----        -----       -----    --------
Balance at March 31, 1994.........  11,989,361     120       78,259    (29,290 )        --         (954)        (59)     48,076
  Exercise of stock options.......      10,200      --          163         --          --           20          --         183
  Unrealized loss on
    available-for-sale securities
    (Note 2)......................          --      --           --         --        (118)          --          --        (118)
  Forgiveness of notes receivable
    (Note 7)......................          --      --           --         --          --          465          --         465
  Net loss........................          --      --           --    (12,182 )        --           --          --     (12,182)
                                    ----------    ----      -------    --------      -----        -----       -----    --------
Balance at March 31, 1995.........  11,999,561     120       78,422    (41,472 )      (118)        (469)        (59)     36,424
  (Unaudited:)
  Unrealized gain on
    available-for-sale
    securities....................          --      --           --         --         112           --          --         112
  Purchase of treasury stock (Note
    7)............................          --      --          (79)        --          --          188        (108)          1
  Issuance of shares in settlement
    of stockholder suit (Note
    6)............................     172,414       2        1,498         --          --           --          --       1,500
  Proceeds from sale of Common
    Stock (Note 3)................   1,118,761      11       11,591         --          --           --          --      11,602
  Net loss........................          --      --           --    (16,297 )        --           --          --     (16,297)
                                    ----------    ----      -------    --------      -----        -----       -----    --------
Balance at December 31, 1995
  (unaudited).....................  13,290,736    $133     $ 91,432    $(57,769)     $  (6)       $(281)     $ (167)   $ 33,342
                                    ==========    ====      =======    ========      =====        =====       =====    ========

                            See accompanying notes.

                  MOLECULAR BIOSYSTEMS, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (DOLLARS IN THOUSANDS)

                                                                                NINE MONTHS ENDED
                                               FISCAL YEARS ENDED MARCH 31,       DECEMBER 31,
                                              ------------------------------   -------------------
                                                1993       1994       1995       1994       1995
                                                                                   (UNAUDITED)
Cash flows from operating activities:
  Net loss..................................  $(14,068)  $(18,800)  $(12,182)  $ (6,065)  $(16,297)
  Adjustments to reconcile net loss to net
     cash used in operating activities:
     Depreciation and amortization..........     1,453      2,195      3,022      2,455      1,868
     Loss on disposals of property and
       equipment............................        16         18         35         --         --
     Write-down of property to be sold......        --         --         --         --        667
     Write-off of license fees related to
       discontinued products................        --         --         --         --      1,025
     Forgiveness of note receivable from
       sale of Common Stock.................        --         --      1,319         --         56
     Changes in operating assets and
       liabilities:
       Receivables..........................      (602)       543     (4,889)   (10,216)     4,748
       Inventories..........................      (422)      (445)      (225)        49        697
       Prepaid expenses and other assets....     1,012        272        (81)      (242)       (80)
       Accounts payable and accrued
          liabilities.......................       579      1,797      1,670      3,185       (351)
       Compensation accruals................        73        469       (175)        50        247
       Deferred contract revenue............    (3,630)      (713)        --         --         --
                                              --------   --------   --------   --------   --------
          Cash used in operating
            activities......................   (15,589)   (14,664)   (11,506)   (10,784)    (7,420)
                                              --------   --------   --------   --------   --------
Cash flows from investing activities:
  Purchases of property and equipment.......    (1,781)    (8,208)    (2,528)      (882)    (1,945)
  Additions to patents and license rights...      (718)      (786)      (634)      (500)      (745)
  Decrease in other assets..................        --         --         75         --         23
  (Increase) decrease in marketable
     securities.............................    17,885     20,511     11,989      6,502     (2,941)
                                              --------   --------   --------   --------   --------
          Cash provided by (used in)
            investing activities............    15,386     11,517      8,902      5,120     (5,608)
                                              --------   --------   --------   --------   --------
Cash flows from financing activities:
  Net proceeds from issuance of Common
     Stock..................................     1,806      1,985        183        183     11,602
  Long-term debt proceeds...................        --         --      5,000      5,000         --
  Principal payments on long-term debt......       (41)       (45)      (254)      (180)      (225)
                                              --------   --------   --------   --------   --------
          Cash provided by financing
            activities......................     1,765      1,940      4,929      5,003     11,377
                                              --------   --------   --------   --------   --------
Increase (decrease) in cash and cash
  equivalents...............................     1,562     (1,207)     2,325       (661)    (1,651)
Cash and cash equivalents, beginning of
  period....................................     1,202      2,764      1,557      1,557      3,882
                                              --------   --------   --------   --------   --------
Cash and cash equivalents, end of period      $  2,764   $  1,557   $  3,882   $    896   $  2,231
                                              ========   ========   ========   ========   ========
Supplemental cash flow disclosures:
  Income tax refund received................  $  2,097   $    473   $     --   $     --   $     --
                                              ========   ========   ========   ========   ========
  Interest income received..................  $  3,139   $  2,623   $  1,433   $  1,063   $    804
                                              ========   ========   ========   ========   ========
  Interest paid.............................  $    334   $    321   $    688   $    492   $    592
                                              ========   ========   ========   ========   ========

In October, 1995, the Company reacquired certain license rights for $700 cash and $2,000 payable on March 31, 1996.

                            See accompanying notes.

                  MOLECULAR BIOSYSTEMS, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(INFORMATION FOR THE NINE MONTHS ENDED DECEMBER 31, 1994 AND SUBSEQUENT TO MARCH
                            31, 1995 IS UNAUDITED.)

 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Description of Business

     Molecular Biosystems, Inc. ("MBI" or the "Company") discovers, develops and manufactures proprietary diagnostic ultrasound imaging agents. The Company's continuing operations have been unprofitable since 1992. The Company does not foresee product revenues from sales of ALBUNEX, the Company's first product and the first ultrasound imaging agent available in the United States, as resulting in profitable operations for the Company. Operating losses may occur for at least the next several years due to continued requirements for research and development, including preclinical testing and clinical trials, regulatory activities and the high costs of commercialization activities. The magnitude of the losses and the time required by the Company to achieve profitability are highly dependent on the market acceptance of ALBUNEX and the regulatory approval and market acceptance of FS069, the Company's second generation agent and are therefore uncertain. There is no assurance that the Company will be able to achieve profitability on a sustained basis or at all.

  Principles of Consolidation

     The Consolidated Financial Statements include the accounts of Molecular Biosystems, Inc. and its wholly owned subsidiaries, Syngene, Inc. ("Syngene"), a currently inactive corporation which has been classified as a discontinued operation (see note 9), and Scan Pharmaceuticals, Inc., an inactive corporation. All significant intercompany accounts and transactions have been eliminated. Certain amounts in the prior years' financial statements and notes have been reclassified to conform with the current year presentation.

  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

  Interim Financial Data (Unaudited)

     The interim financial data relating to December 31, 1995 and the nine months ended December 31, 1995 and 1994 is unaudited; however, in the opinion of management, the interim data includes all adjustments, consisting of only normal recurring adjustments, necessary for a fair statement of the financial position and the results of operations for the interim periods. The results for the nine months ended December 31, 1995 are not necessarily indicative of the results to be expected for the full year or for any other interim period.

  Research and Development Costs

     All research and development costs and related special purpose equipment costs are charged to expense as incurred.

  Revenues under Collaborative Agreements

     Revenues under collaborative agreements, which have been the primary source of revenues for the Company in the past, consist of three types of revenues. The first type, milestone payments, is earned in connection with research activities performed under the terms of research and development license agreements. Revenue is recognized on the achievement of certain milestones, some of which relate to regulatory approvals. Accordingly, the estimated dates of the milestone achievements are subject to revision based on

                  MOLECULAR BIOSYSTEMS, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(INFORMATION FOR THE NINE MONTHS ENDED DECEMBER 31, 1994 AND SUBSEQUENT TO MARCH
                            31, 1995 IS UNAUDITED.)

periodic evaluations by the Company and its partners of the attainment of specified milestones, including the status of the regulatory approval process. Advance payments received in excess of amounts earned are classified as deferred contract revenues and the resulting revenues are recognized based on work performed at a predetermined rate or level of expense reimbursement.

     Additionally, under the original Mallinckrodt agreement (see note 3), Mallinckrodt agreed to pay a bonus to MBI equivalent to Mallinckrodt's first year product sales of ALBUNEX at its sales price to end users of the product. This is the second type of revenues included under the caption "Revenues Under Collaborative Agreements." MBI recorded this bonus each quarter based upon Mallinckrodt's sales to its customers. Finally, under the terms of the amended distribution agreement entered into in September 1995, Mallinckrodt will pay the Company $20.0 million over four years to further the development of FS069 (the Company's second generation product) and related projects. These payments will be made in 16 quarterly installments starting at $1.0 million for the first four quarters, $1.25 million for the following eight quarters and $1.5 million for the final four quarters. Pursuant to the agreement, half of each payment is designated for clinical development expenses and will be recorded as deferred revenue until such expenses are incurred, and the remaining half of each payment will be recognized as research revenue when received.

  Revenue Recognition for Product Sold

     The Company recognizes revenue when goods are shipped to the customers.

  Revenue Recognition for License Fees

     The Company recognizes revenue when license fees are received, provided the Company has no future obligations.

  Income Taxes

     Effective April 1, 1992, the Company adopted Statement of Financial Accounting Standards No. 109 (SFAS No. 109), "Accounting for Income Taxes," which was issued by the Financial Accounting Standards Board in February 1992. SFAS No. 109 is an asset and liability approach that requires the recognition of deferred assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns.

  Cash Equivalents

     Cash equivalents include marketable securities with original maturities of three months or less. The Company has not realized any losses on its cash equivalents.

  Marketable Securities

     In April 1994, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities." The Company's management has classified its investment securities as available-for-sale and records holding gains or losses as a separate component of stockholders' equity. The cumulative effect of the change was not material to the Company's financial statements.

  Concentration of Credit Risk

     The Company invests its excess cash in debt instruments of financial institutions and corporations with strong credit ratings. The Company has established guidelines relative to diversification and maturities that

                  MOLECULAR BIOSYSTEMS, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(INFORMATION FOR THE NINE MONTHS ENDED DECEMBER 31, 1994 AND SUBSEQUENT TO MARCH
                            31, 1995 IS UNAUDITED.)

maintain safety and liquidity. These guidelines are periodically reviewed and modified to take advantage of trends in yields and interest rates.

     At March 31, 1995 substantially all of the Company's receivables were from Mallinckrodt Medical, Inc., the Company's exclusive ALBUNEX distributor in the United States.

  Inventories

     Inventories are stated at lower of cost (first-in, first-out) or market, and consist of the following major classes (in thousands):

                                                           MARCH 31,         DECEMBER 31,
                                                       -----------------         1995
                                                        1994       1995      (UNAUDITED)
        Raw materials and supplies...................  $  822     $1,215         $697
        Work in process..............................      74        133           --
        Finished goods...............................     273         46           --
                                                       ------     ------         ----
                                                       $1,169     $1,394         $697
                                                       ======     ======         ====

     Work in process and finished goods include the cost of materials, direct labor and manufacturing overhead.

  Property and Equipment

     Property and equipment are stated at cost. Depreciation and amortization are provided using the straight-line method over estimated useful lives of five years for equipment, thirty-one years for buildings and improvements and the term of the lease for leasehold improvements.

  Patents and License Rights and Other Assets

     Patents and license rights are amortized on the straight-line method over their estimated useful lives of five to ten years.

     In June 1989, the Company prepaid $2.0 million in royalties on the first $66.6 million of sales of ALBUNEX in the United States. Included in other assets at March 31, 1995 and December 31, 1995 is approximately $1.9 million which is the portion of this prepayment which has not yet been expensed. Additionally, other assets at March 31, 1994 and 1995 include $4.5 million (less amortization of $2.7 million and $3.9 million at March 31, 1994 and 1995, respectively) paid in connection with the Company's license for the right to make, have made, use and sell ALBUNEX and other products using the licensed patents. Amortization was calculated generally by using the ratio of current contract revenues earned to total expected contract revenues related to the licensed products. These license rights were fully amortized as of December 31, 1995.

     The Company periodically reevaluates the original assumptions and rationale utilized in the establishment of the carrying value and estimated lives of these assets. The determinants used for this evaluation include management's estimate of the asset's ability to generate positive income and cash flow as well as the strategic significance of the respective assets.

                  MOLECULAR BIOSYSTEMS, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(INFORMATION FOR THE NINE MONTHS ENDED DECEMBER 31, 1994 AND SUBSEQUENT TO MARCH
                            31, 1995 IS UNAUDITED.)

  Accounts Payable and Accrued Liabilities

     Accounts payable and accrued liabilities consist of the following major classes (in thousands):

                                                           MARCH 31,         DECEMBER 31,
                                                       -----------------         1995
                                                        1994       1995      (UNAUDITED)
        Reserve for class action settlement stock
          (Note 6)...................................  $1,500     $1,500        $   --
        Reserve for litigation (Note 6)..............     650      1,000         2,000
        License rights payable (Note 3)..............      --         --         2,000
        Accounts payable -- trade....................     498      1,390           451
        Other miscellaneous accruals.................     771      1,199           787
                                                       ------     ------        ------
                                                       $3,419     $5,089        $5,238
                                                       ======     ======        ======

  Loss Per Share

     Loss per common share has been computed by dividing the loss by the weighted average number of common shares outstanding during the periods. Warrants and options do not impact the per share loss since they would be antidilutive.

  Recent Accounting Pronouncements

     The Financial Accounting Standards Board ("FASB") has issued Statement of Financial Accounting Standards ("SFAS") 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." This statement establishes accounting standards for the impairment of long-lived assets, certain identifiable intangibles, and goodwill related to those assets to be held and used for long-lived assets and certain identifiable intangibles to be disposed of. The FASB has also issued SFAS 123 "Accounting for Stock-Based Compensation." This Statement (123) provides companies the option to account for employee stock compensation awards based on their estimated fair value at the date of grant, resulting in a charge to income in the period the awards are granted, or to present pro forma footnote disclosure describing the effect to the Company's net income and net income per share data as if the Company had adopted SFAS 123. SFAS 121 and SFAS 123 are effective for companies with fiscal years beginning after December 15, 1995. The Company has not yet determined what impact, if any, the adoption of SFAS 121 or SFAS 123 will have on the Company's financial statements or related disclosures thereto.

 2. MARKETABLE SECURITIES

     Short-term investments are recorded at estimated fair market value, and consist primarily of treasury securities, government agency securities and corporate obligations. The Company has classified all of its investments as available-for-sale securities. The following table summarizes available-for-sale securities at March 31, 1995 (in thousands):

                                                  COST NET OF
                                                   PREMIUMS/        GROSS          GROSS        ESTIMATED
                                                   DISCOUNTS      UNREALIZED     UNREALIZED       FAIR
                                                   AMORTIZED        GAINS          LOSSES         VALUE
U.S. treasury securities and obligations of U.S.
  government agencies...........................    $ 6,856        $     --        $  (85)       $ 6,771
Corporate obligations...........................      9,098               1           (34)         9,065
                                                    -------         -------         -----        -------
Marketable securities available-for-sale........    $15,954        $      1        $ (119)       $15,836
                                                    =======         =======         =====        =======

     The gross realized gains and losses on sales of available-for-sale securities totaled $24,000 and $205,000, respectively, for the year ended March 31, 1995. The proceeds on these sales totaled $3.1 million.

                  MOLECULAR BIOSYSTEMS, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(INFORMATION FOR THE NINE MONTHS ENDED DECEMBER 31, 1994 AND SUBSEQUENT TO MARCH
                            31, 1995 IS UNAUDITED.)

     The amortized cost and estimated fair value of debt and marketable securities at March 31, 1995, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because the issuers of the securities may have the right to prepay obligations without prepayment penalties.

                                                                  COST LESS     ESTIMATED
                                                                  PREMIUMS        FAIR
                                                                  AMORTIZED       VALUE
        Due in one year or less.................................   $11,850       $11,808
        Due after one year through three years..................     3,680         3,617
        Due after three years...................................       424           411
                                                                   -------       -------
                                                                   $15,954       $15,836
                                                                   =======       =======

     The following table summarizes available-for-sale securities at December 31, 1995 (unaudited, in thousands):

                                                  COST NET OF
                                                   PREMIUMS/        GROSS          GROSS        ESTIMATED
                                                   DISCOUNTS      UNREALIZED     UNREALIZED       FAIR
                                                   AMORTIZED        GAINS          LOSSES         VALUE
U.S. treasury securities and obligations of U.S.
  government agencies...........................    $ 4,782        $      1       $    (11)      $ 4,772
Corporate obligations...........................     14,113               8             (4)       14,117
                                                    -------         -------        -------       -------
Marketable securities available-for-sale........    $18,895        $      9       $    (15)      $18,889
                                                    =======         =======        =======       =======

     The gross realized losses on sales of available-for-sale securities totaled $36,000 for the nine month period ended December 31, 1995. The proceeds on these sales totaled $5.2 million.

     The amortized cost and estimated fair value of debt and marketable securities at December 31, 1995, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because the issuers of the securities may have the right to prepay obligations without prepayment penalties.

                                                                  COST LESS     ESTIMATED
                                                                  PREMIUMS        FAIR
                                                                  AMORTIZED       VALUE
        Due in one year or less.................................   $18,548       $18,553
        Due after one year through three years..................        --            --
        Due after three years...................................       347           336
                                                                   -------       -------
                                                                   $18,895       $18,889
                                                                   =======       =======

 3. SIGNIFICANT RESEARCH CONTRACTS

     The Company conducts all of its research and development activities on its own behalf. Under the terms of its collaborative research agreements, the Company retains all ownership rights to its proprietary technologies, subject to licensing arrangements made with its licensees.

     In December 1987, December 1988 and March 1989, the Company entered into respective agreements (the Original Agreements) with Nycomed A.S. (Nycomed), a Norwegian corporation, Mallinckrodt Medical, Inc. (Mallinckrodt), of St. Louis, Missouri and Shionogi & Co., Ltd. (Shionogi), a Japanese corporation, under which the Company granted exclusive licenses, restricted to certain geographic areas, to test, evaluate, develop and sell products covered by specified patents of the Company relating directly to the design, manufacture or use of microspheres for ultrasound imaging in vascular applications. The Company also granted rights to sublicense, use, make and sell the licensed products under specified royalty arrangements.

                  MOLECULAR BIOSYSTEMS, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(INFORMATION FOR THE NINE MONTHS ENDED DECEMBER 31, 1994 AND SUBSEQUENT TO MARCH
                            31, 1995 IS UNAUDITED.)

     Under the terms of the Original Agreements, as amended, the Company earned and received license fees of $6.5 million. The Original Agreements also provide for total payments to the Company aggregating up to $66.5 million, to continue product development, clinical trials, preproduction and premarketing activities relating to the Company's ultrasound imaging contrast agents for vascular applications. These amounts were to be received in installments based on the achievement of certain milestones by the Company. As of December 31, 1995, the Company had earned revenues under the above agreements in the amount of $58.5 million of which $3.5 million had not been paid as of March 31, 1995 and is included in accounts receivable as of that date. These amounts were received in first quarter of fiscal 1996. The Company does not anticipate earning the remaining $8.0 million in milestones, all of which relate to the Shionogi agreement. Under the Mallinckrodt agreement, the Company was entitled to receive additional payments in an amount equivalent to first year product sales, up to a maximum of $30.0 million. The Company earned $345,000 through March 31, 1995 and earned an additional $412,000 in the nine month period ended December 31, 1995. This bonus was paid in December 1995 and no future income will be earned under this provision.

     In September 1995, the Company entered into an amended and restated distribution agreement, as well as a related investment agreement, with Mallinckrodt. Under the amended distribution agreement, the geographical scope of Mallinckrodt's exclusive right was expanded to include all of the countries of the world other than those covered by the Company's license agreements with Shionogi & Co., Ltd. and Nycomed AS. Additionally, the duration of Mallinckrodt's exclusive right was also extended from October 1999 until the later of July 1, 2003 or three years after the date that Company obtains approval from the United States Food and Drug Administration ("FDA") to market FS069 for an intravenous myocardial perfusion indication.

     The agreement will provide the Company with between $33.0 million and $47.5 million in new financing (including the $13.0 million Common Stock investment discussed below). Under the terms of the agreement, Mallinckrodt will make guaranteed payments to the Company totaling $20.0 million over four years to support clinical trials, related regulatory submissions and associated product development of the licensed products, which include but are not limited to ALBUNEX and FS069. These payments will be made in 16 quarterly installments of $1.0 million for the first four quarters, $1.25 million for the following eight quarters and $1.5 million for the final four quarters. The payments may be accelerated in the event that the Company's cumulative outlays for clinical trials are in excess of the amounts received at any point in time. However, the quarterly payments may not be postponed. The first three quarterly payments have been received by the Company.

     The amended distribution agreement requires the Company to spend at least $10.0 million of the $20.0 million it receives over four years on clinical trials to support regulatory filings with the FDA for cardiac indications of the licensed products. The Company's expenditure of this $10 million will be made in accordance with the directions of a joint steering committee which the Company and Mallinckrodt established in order to expedite the development and regulatory approval of FS069 by enabling the parties to share their expertise relating to clinical trials and the regulatory approval process. The Company and Mallinckrodt have each appointed two of the four members of the joint steering committee.

     The amended distribution agreement also provides for potential payments to the Company of up to $14.5 million upon the satisfaction of certain territorial and product development milestones. There can be no assurance, however, that all or any of these milestones will be met.

     In connection with the amended distribution agreement, the Company also entered into an investment agreement whereby the Company sold 1,118,761 unregistered shares of its Common Stock to Mallinckrodt for $13.0 million, or a price of $11.62 per share before related costs. Combined with the 181,818 shares of the Company's Common Stock that Mallinckrodt acquired in December 1988, Mallinckrodt currently owns approximately 9.8% of the Company's issued and outstanding shares.

                  MOLECULAR BIOSYSTEMS, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(INFORMATION FOR THE NINE MONTHS ENDED DECEMBER 31, 1994 AND SUBSEQUENT TO MARCH
                            31, 1995 IS UNAUDITED.)

     In addition, the amended distribution agreement grants the Company the option (at its own discretion) to repurchase all of the shares of the Company's Common Stock that Mallinckrodt purchased under the investment agreement for $45.0 million, subject to various price adjustments. This option is exercisable beginning the later of July 1, 2000 or the date that the Company obtains approval from the FDA to market FS069 for an intravenous myocardial perfusion indication and ending on the later of June 30, 2003 or three years after the date that the Company obtains approval from the FDA to market FS069 for an intravenous myocardial perfusion. If the Company exercises this option, the Company may co-market ALBUNEX, FS069 and related products in all of the countries covered by the amended distribution agreement.

     Mallinckrodt is the Company's principal strategic marketing partner for its ALBUNEX and FS069 ultrasound contrast agents. Under the arrangement with Mallinckrodt, Mallinckrodt has substantial control over all aspects of marketing the Company's products in its territories.

     In October 1995, the Company entered into an agreement whereby it reacquired all rights to INFOSON (the European designation for ALBUNEX), FS069 and related products from Nycomed, the Company's European licensee. The Company agreed to pay Nycomed $2.7 million plus 45% of any amounts in excess of $2.7 million that the Company receives in payment for the transfer of marketing rights in the former Nycomed territory to a third party. The Company also agreed to pay Nycomed a royalty based on future sales, as defined in the agreement. These license rights are recorded as a current asset at December 31, 1995 and include the cost associated with the reacquisition of these rights, of which $700,000 had been paid and $2.0 million which will be paid March 31, 1996 under this agreement. The Company intends to resell the rights and is in discussions with a potential licensee for this territory.

     During the years ended March 31, 1993, 1994 and 1995, and the nine-month periods ended December 31, 1994 and 1995, the Company received contract research payments and earned revenue under the above agreements as follows (in thousands):

                                                                                NINE MONTHS ENDED
                                              FISCAL YEARS ENDED MARCH 31,         DECEMBER 31,
                                              -----------------------------     ------------------
                                               1993       1994       1995        1994        1995
                                                                                   (UNAUDITED)
Contract payments received:
  Nycomed...................................  $   --     $   --     $   733     $   733     $   --
  Mallinckrodt..............................      --         --      10,554       4,750      5,257
  Shionogi..................................      --      5,000          --          --         --
                                              ------     ------     -------     -------     ------
  Total.....................................  $   --     $5,000     $11,287     $ 5,483     $5,257
                                              ======     ======     =======     =======     ======
Contract payments earned:
  Nycomed...................................  $   --     $   --     $   733     $   733     $   --
  Mallinckrodt..............................      --         --      14,399      14,188      1,412
  Shionogi..................................   3,430      5,713          --          --         --
                                              ------     ------     -------     -------     ------
  Total.....................................  $3,430     $5,713     $15,132     $14,921     $1,412
                                              ======     ======     =======     =======     ======

     In May 1993 the Company entered into an exclusive license agreement for its orally-administered abdominal ultrasound agent with Bracco S.p.A. of Milan, Italy. The agreement granted Bracco exclusive marketing and distribution rights to the product in Europe and the former Soviet Union. Bracco was responsible for conducting clinical trials and obtaining regulatory approvals in the territory. Under the terms of the agreement, the Company received $2.0 million in license fees. In March 1994, Bracco notified the Company that it desired to rescind the agreement and demanded that the Company return the license fee. The Company denied that Bracco was entitled to rescind the agreement or to the return of any portion of the license fee. (See note 6).

                  MOLECULAR BIOSYSTEMS, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(INFORMATION FOR THE NINE MONTHS ENDED DECEMBER 31, 1994 AND SUBSEQUENT TO MARCH
                            31, 1995 IS UNAUDITED.)

 4. INCOME TAXES

     As described in Note 1, the Company uses the liability method of computing deferred income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." The credit for income taxes attributable to continuing operations for the year ended March 31, 1993 consists of current federal income taxes only.

     The effective income tax rate on the loss from continuing operations before income taxes differs from the statutory U.S. federal income tax rate as follows (in thousands):

                                                         FISCAL YEARS ENDED MARCH 31,
                                                        -------------------------------
                                                         1993        1994        1995
        Computed statutory tax........................  $(4,423)    $(6,392)    $(3,992)
        State income taxes............................       --      (1,160)       (729)
        Tax exempt interest...........................      (95)        (33)         (5)
        Losses without income tax benefit.............    3,320       7,584       4,715
        Other.........................................        1           1          11
                                                        -------     -------     -------
        Credit for income taxes.......................  $(1,197)    $    --     $    --
                                                        =======     =======     =======

     At March 31, 1995, the Company has deferred tax assets of $22.3 million relating to the following tax loss carryforwards for income tax purposes (in thousands):

                                                                            EXPIRATION
                                                                AMOUNT        DATES
        Federal ($53,300) and state ($25,400) net operating
          losses..............................................  $78,700      1997-2010
        Research and development credit.......................  $ 1,500      1997-2010
        Alternative minimum tax credit........................  $   300     Indefinite

     For financial reporting purposes, a valuation allowance of $22.3 million has been recognized to offset the deferred tax assets related to the carryforwards. If realized, approximately $3.3 million of the tax benefit for those items will be applied directly to paid-in capital, related to deductible expenses reported as a reduction of the proceeds from issuing Common Stock in connection with the exercise of stock options.

 5. LONG-TERM DEBT

     Long-term debt consists of the following (in thousands):

                                                           MARCH 31,         DECEMBER 31,
                                                       -----------------         1995
                                                        1994       1995      (UNAUDITED)
        Note payable -- due 2004.....................  $3,970     $3,923        $3,886
        Note payable -- due 2000.....................      --      4,792         4,604
                                                       ------     ------        ------
                                                        3,970      8,715         8,490
        Less -- current portion......................      53        307           307
                                                       ------     ------        ------
                                                       $3,917     $8,408        $8,183
                                                       ======     ======        ======

     The note payable due in 2004 bears interest at a variable rate based upon the weighted average Eleventh District cost of funds plus 2.35 percent. The interest rate on this note is adjusted semi-annually and was eight percent at March 31, 1994 and 1995. The note is secured by the Company's manufacturing facility and certain of the equipment contained therein and is payable in monthly installments of principal and interest. As of March 31, 1995, maturities of this note in each of the next five fiscal years are: $62,000, $67,000, $72,000, $78,000 and $85,000.

     The note payable due in 2000 bears interest at the prime rate plus one percent (10 percent at March 31, 1995) and was payable in monthly installments of $20,800 plus accrued interest through April, 2000. In connection with this financing, at March 31, 1995 the Company had a second line of credit with available

                  MOLECULAR BIOSYSTEMS, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(INFORMATION FOR THE NINE MONTHS ENDED DECEMBER 31, 1994 AND SUBSEQUENT TO MARCH
                            31, 1995 IS UNAUDITED.)

borrowings of up to $5.0 million. Both of these loans contain covenants and are secured by the tangible assets of the Company. These notes were refinanced in March 1996 in conjunction with the sale of certain of the Company's buildings and underlying land. (See note 10).

 6. COMMITMENTS AND CONTINGENCIES

     The Company conducts certain of its operations in leased premises. Terms of the leases, including renewal options, vary by lease. Future minimum rental commitments for all noncancellable operating leases that have initial or remaining lease terms in excess of one year are as follows (in thousands):

                            FISCAL YEAR ENDED MARCH 31,           AMOUNT
                    1996........................................  $  417
                    1997........................................     243
                    1998........................................     458
                    1999........................................     688
                    2000........................................     715
                    Thereafter..................................   1,915
                                                                  ------
                    Total minimum lease payments................  $4,436
                                                                  ======

     The leases expire in fiscal 1997 and fiscal 2003 and contain renewal provisions of up to ten years at the end of the lease terms. The Company is obligated to pay real estate taxes, insurance and utilities on its portion of the leased properties. Rental expense for the years ended March 31, 1995, 1994 and 1993 was $508,000, $485,000 and $354,000, respectively. Rental expense for the nine-month periods ended December 31, 1994 and 1995 was $376,000 and $287,000, respectively.

     In December 1992, the Company entered into a license and collaborative research agreement with Dendritech, Inc. and its affiliate Michigan Molecular Institute. The license agreement granted the Company the exclusive worldwide rights to use Dendritech's patented dendrimer technology to develop and commercialize contrast agents for use with magnetic resonance imaging, computerized tomography and ultrasound. Under this agreement, the Company was committed to pay a license fee of $500,000 per year for five years beginning December 1992. As of March 31, 1995, a total of $1.5 million in license fees had been paid. In September 1995 the Company and Dendritech signed a license termination agreement arising out of the Company's decision to concentrate on its current ultrasound products. The agreement terminated all financial and other obligations of MBI. The unamortized license fees which the Company had previously capitalized of approximately $1.0 million were written-off in the quarter ended December 31, 1995 (See note 8).

     The Company has entered into license agreements requiring future royalty payments ranging from 1 1/4% to 3% of specified product sales relating to the licensed technologies. Additionally, there is a minimum royalty payment due to one licensor in each calendar year for the following amounts, $300,000 for 1996, $400,000 for 1997, $500,000 for 1998 and $600,000 for each succeeding year.

     In June 1994, the United State District Court for the Southern District of California granted final approval to an agreement settling a class action complaint against the Company, certain of its officers and all of the members of its Board of Directors (Sherman v. Widder, et al., No. TS 92-1827-IEG (M) alleging violations of the Securities Exchange Act of 1934 and California securities laws. The Company agreed without admitting liability to pay $3.0 million in cash, and shares of MBI's Common Stock worth $1.5 million (172,414 shares valued as of March 31, 1995), into a settlement fund which was to be distributed to qualifying class members. The Company's directors and officers liability insurer contributed $800,000 of the cash payment. The expenses associated with this settlement have been included in other expenses during the fiscal year ended March 31, 1994. Pursuant to the settlement order, the distribution of cash and stock was administered by counsel for the plaintiff class. Included in accrued liabilities at March 31, 1995 and 1994, is a

                  MOLECULAR BIOSYSTEMS, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(INFORMATION FOR THE NINE MONTHS ENDED DECEMBER 31, 1994 AND SUBSEQUENT TO MARCH
                            31, 1995 IS UNAUDITED.)

liability of $1.5 million for the issuance of this Common Stock. The shares were distributed to qualifying class members in May, 1995.

     In May 1993 the Company entered into an exclusive license agreement with Bracco S.p.A. of Milan, Italy, for the distribution rights in Europe and the former Soviet Union to the Company's proprietary oral ultrasound agent for imaging the gastrointestinal tract. At that time Bracco paid the Company a license fee of $2.0 million and undertook certain developmental obligations in the territory. In March 1994, Bracco notified the Company that it desired to rescind the agreement and demanded that the Company return the license fee. The Company denied that Bracco was entitled to rescind the agreement or to the return of any portion of the license fee, and notified Bracco that it had regarded Bracco's notice of rescission as a breach of contract. In January 1995, Bracco filed a demand for arbitration claiming return of the $2.0 million license fee, in addition to other monetary relief. The Company filed a response denying the material allegations of Bracco's demand, and also filed a counterdemand asking for damages in the amount of at least $5.5 million and other monetary relief, claiming that Bracco's purported rescission was in bad faith and resulted from its acquisition of the exclusive licensee of a competing agent. On November 22, 1995, the arbitrator awarded Bracco $1.7 million plus statutory interest on a legal theory not advanced by Bracco. MBI appealed the award to the Superior Court of Los Angeles County. The court affirmed the award in a decision rendered on March 4, 1996. The Company has appealed the award to the California Appellate Court, and paid the judgment in March 1996, pending a final decision of the appeal. The Company has recognized charges to operations aggregating approximately $2.4 million to reflect the amount of the award, interest accrued thereon and related legal fees. Approximately $1.4 million of these charges were recorded during the quarter ended December 31, 1995, and approximately $1.0 million was charged to operations prior to fiscal 1995. (see note 8.) Included in accounts payable and accrued liabilities at December 31, 1995 is a reserve of $2.0 million for the payment of this award. (See note 1.)


     The Company is currently engaged in a dispute with Shionogi. Shionogi has been disappointed with ALBUNEX sales in Japan and has blamed "quality" problems. MBI denies the existence of any quality problems with ALBUNEX and has charged Shionogi with failing to market the product properly, failing to develop FS069, and failure to exploit the licensed products throughout the territory. Negotiations aimed at an agreed termination of the agreement with Shionogi broke off over Shionogi's monetary demands. The parties have served each other with notices of breach of the agreement. The dispute may have the effect of interrupting ALBUNEX sales in Japan, although to the best of MBI's knowledge Shionogi is continuing to sell ALBUNEX. Net sales in Japan were $221,000 for the nine-month period ended December 31, 1995 and $688,000 for the fiscal year ended March 31, 1995. The dispute may also delay the development of FS069 in Shionogi's territory. While the Company believes its positions are proper and Shionogi's claims are without merit, the ultimate resolution of this matter is uncertain at this time. Management does not believe the resolution of this matter will have a material adverse impact on the Company's financial position or results of operations. Accordingly, no liability for potential loss, if any, has been provided for in the accompanying Consolidated Financial Statements. However, because the resolution of disputes of this nature cannot be predicted, should the dispute result in arbitration or other legal actions, it is possible that a monetary judgment, which could be material, could be rendered against the Company. In April 1996 both companies filed cross-demands for arbitration with the American Arbitration Association. (See note 10.)


     The Company periodically is a defendant in other legal actions incidental to its business activities which may include challenges to its patent rights. While any litigation has an element of uncertainty, the Company believes that the outcome of any of these actions or all of them combined will not have a materially adverse effect on its financial condition or results of operations.

                  MOLECULAR BIOSYSTEMS, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(INFORMATION FOR THE NINE MONTHS ENDED DECEMBER 31, 1994 AND SUBSEQUENT TO MARCH
                            31, 1995 IS UNAUDITED.)

 7. STOCKHOLDERS' EQUITY

     In June 1989, 1990 and 1991 the Company issued warrants to Nycomed for 14,381, 9,508 and 14,524 shares, respectively, exercisable through June 1994, 1995 and 1996 at $15.26, $17.56 and $14.61 per share, respectively, pursuant to an agreement granting to Nycomed a right of first refusal to purchase additional unregistered shares in connection with the private sale of shares by the Company. As of June 1994, warrants for 14,381 shares had expired. As of December 31, 1995 an additional 9,508 warrants had expired, leaving an outstanding balance of 14,524 warrants.

     Mallinckrodt has certain registration rights with respect to the Common Stock issued and issuable to them.

     State Farm Mutual Automobile Insurance Company ("State Farm") has registration rights under an agreement which the Company entered into in August 1990 to facilitate State Farm's purchase of Common Stock from E.I. du Pont de Nemours and Company, the Company's collaborative partner in its now-discontinued diagnostic DNA probe business. State Farm has certain registration rights with respect to this Common Stock.

  Common Shares Reserved

     Common shares were reserved for the following purposes (in thousands):

                                                            MARCH 31,
                                                         ---------------
                                                         1994      1995      DECEMBER 31,
                                                                                 1995
                                                                             (UNAUDITED)
        Warrants.......................................     38        24            15
        Options granted................................  2,318     2,112         2,294
        Future grants of options.......................  2,004     1,701         1,278
                                                         -----     -----         -----
                                                         4,360     3,837         3,587
                                                         =====     =====         =====

  Stock Options

  1993 Plans

     In 1993 both the Board of Directors and the shareholders of the Company approved the 1993 Stock Option Plan and the 1993 Outside Directors Stock Option Plan (together, the 1993 Plans). The 1993 Plans were intended to replace the Company's 1984 Incentive Stock Option Plan and the 1984 Nonstatutory Stock Option Plan (together, the 1984 Plan), under which substantially all of the options authorized to be granted have been granted. The 1993 Plans provide for the grant of both qualified incentive stock options and nonstatutory stock options to purchase Common Stock to employees (1993 Stock Option Plan) or non-employee directors of the Company (1993 Outside Directors Stock Option Plan) at no less than the fair value of the stock on the date of grant. Options granted under these plans are exercisable per the terms specified in each individual option, but not before one year (unless the option exercisability is accelerated by the Company's Board of Directors), or later than ten years from the date of grant.

  1984 Plan

     The Company had an Incentive Stock Option Plan and Nonstatutory Stock Option Plan (together, the 1984 Plan) which provided for the grant of options to purchase Common Stock to employees or non-employee directors of the Company at no less than the fair value of the stock on the date of grant. Options granted under the 1984 Plan were exercisable per the terms specified in each individual option, but not before one year (unless the option exercisability is accelerated by the Company's Board of Directors) or later than five years from the date of grant. The 1984 Plan expired in July 1994 and there are no shares reserved for future grants.

                  MOLECULAR BIOSYSTEMS, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(INFORMATION FOR THE NINE MONTHS ENDED DECEMBER 31, 1994 AND SUBSEQUENT TO MARCH
                            31, 1995 IS UNAUDITED.)

     On May 11, 1995, the Board of Directors voted to offer the Company's non-executive employees the opportunity to reprice certain stock options which were originally granted under the 1984 Plan to the closing price on May 31, 1995. The Board approved this repricing because it believes retaining key employees is in the best interests of the stockholders and the Company. During the fourth quarter of fiscal 1995, following a decline in the stock price and a restructuring which included a twenty-five percent staff reduction, key employees were being contacted by other companies and agencies about employment opportunities elsewhere. The Board believed the repricing of the options was the most effective employment retention tool available.

  Other Option Grants

     The Company has granted to employees, consultants and scientific advisors options to purchase shares of Common Stock. These options are exercisable per the terms specified in each individual option and lapse five years after grant date. The options were granted at amounts per share which were not less than the fair market value at the date of grant.

                  MOLECULAR BIOSYSTEMS, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(INFORMATION FOR THE NINE MONTHS ENDED DECEMBER 31, 1994 AND SUBSEQUENT TO MARCH
                            31, 1995 IS UNAUDITED.)

     Additional information with respect to the Company's option plans is as follows:

                                                                          1993 DIRECTORS' OPTION
                                           1993 STOCK OPTION PLAN                  PLAN
                                         ---------------------------     -------------------------
                                                      OPTION PRICE                  OPTION PRICE
                                          SHARES        PER SHARE        SHARES       PER SHARE
Options Outstanding at March 31,
  1993.................................         --                            --
Granted................................    582,500   $16.63 - $22.25      20,000            $17.00
Expired or lapsed......................     (3,100)   19.13 -  20.28          --
                                         ---------     -------------      ------     -------------
Options Outstanding at March 31,
  1994.................................    579,400    16.63 -  22.25      20,000             17.00
Granted................................    407,231     7.00 -  12.25      20,000              8.13
Expired or lapsed......................   (127,342)    8.75 -  22.25          --
                                         ---------     -------------      ------     -------------
Options Outstanding at March 31,
  1995.................................    859,289     7.00 -  22.25      40,000     8.13 -  17.00
(Unaudited:)
Granted................................    492,672     6.00 -   7.88          --
Expired or lapsed......................    (69,500)    6.25 -  20.25          --
                                         ---------     -------------      ------     -------------
Options Outstanding at December 31,
  1995 (unaudited).....................  1,282,461     6.00 -  22.25      40,000     8.13 -  17.00
                                         ---------     -------------      ------     -------------
Options exercisable at March 31,
  1995.................................    266,825                        20,000
                                         ---------                        ------
Options exercisable at December 31,
  1995 (unaudited).....................    475,898                        20,000
                                         ---------                        ------
Reserved for future grants at March 31,
  1995.................................  1,640,711                        60,000
                                         ---------                        ------
Reserved for future grants at December
  31, 1995 (unaudited).................  1,217,539                        60,000
                                         ---------                        ------

                                          1984 & OTHER STOCK OPTION
                                                    PLANS
                                         ---------------------------
                                                      OPTION PRICE
                                          SHARES        PER SHARE
Options Outstanding at March 31,
  1992.................................  1,524,752   $ 7.75 - $33.50
Granted................................    861,800    17.38 -  24.63
Exercised..............................   (344,017)    7.75 -  23.63
Expired or lapsed......................   (243,150)   11.75 -  33.50
                                         ---------     -------------
Options Outstanding at March 31,
  1993.................................  1,799,385    11.50 -  31.13
Granted................................    279,190    16.63 -  24.63
Exercised..............................   (145,875)   11.50 -  22.50
Expired or lapsed......................   (214,360)   12.88 -  31.13
                                         ---------     -------------
Options Outstanding at March 31,
  1994.................................  1,718,340    13.38 -  31.13
Granted................................     44,175    10.88 -  15.63
Exercised..............................    (10,200)   13.75 -  16.50
Expired or lapsed......................   (539,125)   10.88 -  28.75
                                         ---------     -------------
Options Outstanding at March 31,
  1995.................................  1,213,190    10.88 -  31.13
(Unaudited:)
Expired or lapsed......................   (241,800)    6.38 -  22.50
                                         ---------     -------------
Options Outstanding at December 31,
  1995 (unaudited).....................    971,390     6.38 -  31.13
                                         ---------     -------------
Options exercisable at March 31,
  1995.................................    869,915
                                         ---------
Options exercisable at December 31,
  1995 (unaudited).....................    829,340
                                         ---------

                  MOLECULAR BIOSYSTEMS, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(INFORMATION FOR THE NINE MONTHS ENDED DECEMBER 31, 1994 AND SUBSEQUENT TO MARCH
                            31, 1995 IS UNAUDITED.)

  Notes Receivable from Sale of Common Stock

     At March 31, 1995, the Company had notes receivable from related parties of approximately $586,000 relating to the exercise of options to purchase Common Stock of the Company by officers and other employees. Of this amount, approximately $117,000 is included in accounts and notes receivable and represents taxes payable by the individuals at the time of these option exercises plus accrued interest thereon, as well as accrued interest on purchase price notes. The amounts relating to the purchase price of the Common Stock are recorded as a reduction to shareholders' equity. The loans are secured by the Common Stock purchased, accrue interest at a rate of 6% and are due by January 31, 1997. At December 31, 1995, the notes receivable from related parties were approximately $366,000.

     In December 1995, the Company repurchased 15,000 shares of Common Stock from an officer who was leaving the Company. In connection with this transaction, a portion of his outstanding loan which was secured by the Common Stock was forgiven. The total amount forgiven, $56,000, had previously been included in notes receivable from sale of Common Stock.

     In January 1995, the Company received an approval bonus payment of approximately $3.0 million from Mallinckrodt. Per the Distribution Agreement dated December 7, 1988 between Mallinckrodt and the Company, this payment was to be distributed to "key employees." In February 1995, the Company's Board of Directors approved the payment of bonuses of approximately $1.7 million to all of the Company's employees. In connection with these bonuses, the Board of Directors also approved the forgiveness of two loans (including accrued interest) which the Company had previously extended to its chief executive and chief operating officers to permit them to exercise certain stock options. The total amount forgiven on the notes was $1.3 million of which $465,000 had previously been included in notes receivable from sale of Common Stock and the remainder, which represented taxes payable at the time of the option exercises plus accrued interest, was included in accounts and notes receivable. The approval bonus of approximately $3.0 million is included in revenues under collaborative agreements and the expense related to the payment of the approximately $1.7 million of bonuses, as well as the forgiveness of debt, is included in other expenses. (See notes 3 and 8)

 8. OTHER EXPENSES

     Other expenses includes the following for the periods presented:

                                                                                 NINE MONTHS ENDED
                                                FISCAL YEARS ENDED MARCH 31,       DECEMBER 31,
                                                ----------------------------     -----------------
                                                 1993       1994       1995       1994       1995
                                                                                    (UNAUDITED)
Legal settlements and related costs (Note
  6)..........................................  $   --     $4,726     $  350     $  350     $1,418
Write-off of license fees related to
  discontinued products.......................      --         --         --         --      1,025
Write-down of real estate to be sold..........      --         --         --         --        667
Approval bonus paid by U.S. marketing partner
  (Note 7)....................................      --         --      3,053      3,000         --
                                                ------     ------     ------     ------     ------
       Total other............................  $   --     $4,726     $3,403     $3,350     $3,110
                                                ======     ======     ======     ======     ======

     As a result of the Company's decision to focus its research and development activities on its ultrasound contrast agents, during the third quarter of fiscal 1996 the Company wrote off approximately $1.0 million of license fees which previously had been capitalized related to discontinued products. (See note 6)

     In November 1995, the Company entered into a contract for the sale of the two buildings and underlying land that the Company purchased in December 1993. The sale of the buildings was completed in March 1996. (See note 10). As a result, the Company wrote down the carrying value of the buildings by $667,000, the net

                  MOLECULAR BIOSYSTEMS, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(INFORMATION FOR THE NINE MONTHS ENDED DECEMBER 31, 1994 AND SUBSEQUENT TO MARCH
                            31, 1995 IS UNAUDITED.)

amount it expected to receive from this sale. As of December 31, 1995 the related real estate is classified as property held for sale in the accompanying consolidated balance sheets.

 9. DISCONTINUED OPERATIONS

     In August 1992, the Board of Directors of the Company declared its intention to discontinue the DNA diagnostic probe operations conducted by the Company's wholly-owned subsidiary, Syngene, Inc. Accordingly, the Company has reported Syngene as a discontinued operation in its consolidated statements of operations for 1993.

     The Company completed the phaseout of its probe operations by December 1992 and has entered into an exclusive license of the patent and technology rights owned by Syngene.

     Revenues from the probe operations were $357,000 in 1993. The loss of $2.3 million for 1993 includes a provision for operating losses during the phaseout period of $300,000 and reflects no tax benefits.

10. SUBSEQUENT EVENTS

     In March 1996, the Company sold the two buildings and underlying land that the Company had purchased in December 1993. Proceeds from the sale of the buildings were approximately $6.5 million after deducting costs related to the sale. Approximately $4.6 million of the proceeds from the sale was used to pay a note payable, which was subsequently replaced with a $6.0 million note discussed below, associated with the original purchase of the buildings.

     In March 1996, the Company replaced the aforementioned note with another loan from the same domestic bank (the "Bank") for $6.0 million. The loan bears interest at a variable rate based upon the Bank's prime rate plus one percent and is payable in monthly installments of $100,000 plus accrued interest with the balance due and payable on March 2001. The loan contains covenants relating to cash flow coverage, minimum cash balances and requires a compensating balance of $3.0 million. The loan is secured by the tangible assets of the Company.


     On April 11, 1996 Shionogi filed a demand for arbitration with the American Arbitration Association seeking damages in excess of $37 million, representing Shionogi's license fees paid under its license and cooperative development agreement with the Company and additional development expenses for ALBUNEX incurred by Shionogi, plus punitive damages. The Company believes that Shionogi's claims are without merit, and it will shortly file a response denying all of Shionogi's material allegations and denying that there is any factual or legal basis for any liability of the Company. On April 16, 1996, the Company also filed a demand for arbitration seeking in excess of $45 million plus punitive damages for Shionogi's breach of its obligations under the license and cooperative development agreement.



     The results of the arbitration proceedings cannot be predicted. There can be no assurance that the Company will be awarded all or any portion of the damages that it is seeking. Moreover, it is possible that Shionogi could be awarded some portion or all of the damages it is seeking. A ruling adverse to MBI in the arbitration with respect to Shionogi's claim could have a material adverse effect on the Company's business, financial condition and results of operations. If Shionogi were awarded all the damages that it is seeking, the Company would have difficulty meeting its anticipated capital requirements and may be required to reduce the scope of or eliminate one or more of its research and development programs, to reduce the scope of or eliminate its manufacturing activities, or attempt to obtain funds by entering into arrangements with collaborative partners or others that may require the Company to relinquish rights to certain technologies or products that the Company would not otherwise relinquish. The Company's inability to fund its capital requirements would have a material adverse effect on the Company's business, financial condition and results of operations.

                           MOLECULAR BIOSYSTEMS, INC.
                     A LEADER IN ULTRASOUND IMAGING AGENTS






                                   [ARTWORK]

- ------------------------------------------------------
- ------------------------------------------------------

  NO DEALER, SALESPERSON, OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MAY NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SHARES TO WHICH IT RELATES, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY THE SHARES BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING THE OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE OF THIS PROSPECTUS OR THAT THE INFORMATION CONTAINED IN THIS PROSPECTUS IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                            ------------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Prospectus Summary.....................   3
Risk Factors...........................   7
Use of Proceeds........................  17
Price Range of Common Stock............  17
Dividend Policy........................  17
Capitalization.........................  18
Dilution...............................  19
Selected Financial Data................  20
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations...........................  21
Business...............................  27
Management.............................  44
Description of Capital Stock...........  45
Shares Eligible for Future Sale........  45
Underwriting...........................  47
Legal Matters..........................  47
Experts................................  48
Available Information..................  48
Documents Incorporated by Reference....  48

- ------------------------------------------------------
- ------------------------------------------------------
- ------------------------------------------------------
- ------------------------------------------------------

                                3,000,000 SHARES

                                      LOGO

                                   MOLECULAR
                                BIOSYSTEMS, INC.

                                  COMMON STOCK
                            ------------------------

                                   PROSPECTUS
                            ------------------------
                          DONALDSON, LUFKIN & JENRETTE
                             SECURITIES CORPORATION

                            OPPENHEIMER & CO., INC.

                        VECTOR SECURITIES INTERNATIONAL,
                                      INC.
                                 APRIL   , 1996

- ------------------------------------------------------
- ------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following table sets forth the various expenses in connection with the sale and distribution of the securities being registered (other than underwriting discounts and commissions). All amounts shown are estimates except the Securities and Exchange Commission registration fee. All of these expenses will be paid by the Registrant:

        SEC registration fee............................................  $ 10,856.00
        New York Stock Exchange listing fee.............................    14,100.00
        Legal fees and expenses.........................................   150,000.00
        Accounting fees and expenses....................................    50,000.00
        Printing expenses...............................................   125,000.00
        Blue sky fees and expenses......................................    15,000.00
        Transfer agent fees.............................................     2,500.00
        Miscellaneous...................................................    32,544.00
                                                                             --------
                  Total.................................................  $400,000.00
                                                                             ========

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 145 of the General Corporation Law of the State of Delaware, as amended (the "Delaware Law") provides generally that a person sued as a director, officer, employee or agent of a corporation may be indemnified by the corporation in non-derivative suits for expenses (including attorneys' fees), judgments, fines and amounts paid in settlement if such person acted in good faith and in a manner that he or she reasonably believed to be in or not opposed to the best interests of the corporation. In the case of criminal actions and proceedings, the person must also not have had reasonable cause to believe that his or her conduct was unlawful. Indemnification of expenses is also authorized in stockholder derivative actions if the person acted in good faith and in a manner that he or she reasonably believed to be in or not opposed to the best interests of the corporation and if he or she has not been found liable to the corporation. Even in this latter instance, the court may determine that in view of all the circumstances such person is entitled to indemnification for such expenses as the court deems proper. A person sued as a director, officer, employee or agent of a corporation who has been successful in defense of the action must be indemnified by the corporation against expenses.

     Article 11 of the Registrant's Certificate of Incorporation, as amended, requires the Registrant to indemnify its directors, officers, employees and agents to the maximum extent permitted by the Delaware Law. Article 11 also requires the Registrant to advance the litigation expenses of a director or officer on receipt of his or her written undertaking to repay all amounts advanced if it is ultimately determined that he or she is not entitled to indemnification.

     Section 102(b)(7) of the Delaware Law permits a Delaware corporation to include a provision in its certificate of incorporation eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for a breach of the director's fiduciary duty of care. Such a provision may not eliminate or limit the liability of a director for breaching his or her duty of loyalty, failing to act in good faith, engaging in intentional misconduct or knowingly violating a law, declaring an illegal dividend or approving an illegal stock repurchase, or obtaining an improper personal benefit.

     Article 10 of the Registrant's Certificate of Incorporation, as amended, eliminates the personal liability of the Registrant's directors to the fullest extent permitted by Section 102(b)(7) of the Delaware Law.

     Through directors and officers liability insurance which the Registrant maintains, the Registrant's directors and officers are also insured against actual liabilities, including liabilities under the federal securities laws, for acts or omissions related to the conduct of their duties.

     See the Underwriting Agreement, Exhibit 1.1, for certain indemnification provisions relating to this Offering.

ITEM 16.  EXHIBITS


         1.1*    Form of Underwriting Agreement.
         4.1     Certificate of Incorporation of the Company, as amended by amendments filed on March 4, 1981, March 30, 1982, March 14, 1983, April 18, 1983 and
                 November 20, 1987. (Incorporated by reference from Exhibit 3.1 to the
                 Company's Annual Report on Form 10-K for the Fiscal Year ended March 31,
                 1988.)
         5.1     Opinion of Johnson and Colmar (to be filed by amendment).
        23.1     Consent of Arthur Andersen LLP.
        23.2     Consent of Johnson and Colmar (filed as part of Exhibit 5.1).
        24.1*    Power of attorney.


- ---------------

* Previously filed.


ITEM 17.  UNDERTAKINGS

     The Registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or
    Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(2) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(3) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 15, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and authorizes this Amendment No. 1 to Registration Statement to be signed on its behalf by the undersigned, in the City of San Diego, State of California, on April 17, 1996.


                                          MOLECULAR BIOSYSTEMS, INC.


                                          By         /s/ BOBBA VENKATADRI


                                            ------------------------------------
                                                      Bobba Venkatadri
                                               President and Chief Operating
                                                           Officer


     Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.



                    NAME                                  TITLE                     DATE
- ---------------------------------------------  ----------------------------  ------------------
                      *                        Chairman of the Board, Chief      April 17, 1996
- ---------------------------------------------    Executive Officer and a
           Kenneth J. Widder, M.D.                       Director
                                                   (Principal Executive
                                                         Officer)
               /s/  BOBBA VENKATADRI            President, Chief Operating       April 17, 1996
- ---------------------------------------------         Officer and a
              Bobba Venkatadri                           Director
                      *                        Vice President, Finance and       April 17, 1996
- ---------------------------------------------    Chief Financial Officer
               Gerard A. Wills                   (Principal Financial and
                                                   Accounting Officer)
                      *                                  Director                April 17, 1996
- ---------------------------------------------
            Robert W. Brightfelt
                      *                                  Director                April 17, 1996
- ---------------------------------------------
          Charles C. Edwards, M.D.
                      *                                  Director                April 17, 1996
- ---------------------------------------------
               Gordon C. Luce
                      *                                  Director                April 17, 1996
- ---------------------------------------------
               David Rubinfien
       *By      /s/  BOBBA VENKATADRI
- ---------------------------------------------
              Bobba Venkatadri
              Attorney-in-Fact

                               INDEX TO EXHIBITS


                                                                                     SEQUENTIALLY
EXHIBIT                                                                                NUMBERED
NUMBER                                  DESCRIPTION                                      PAGE
- ------     ----------------------------------------------------------------------    ------------
  5.1      Opinion of Johnson and Colmar (to be filed by amendment)..............
 23.1      Consent of Arthur Andersen LLP........................................
 23.2      Consent of Johnson and Colmar (filed as part of Exhibit 5.1)..........